04020660

P.E. 12-31-03

AR/S

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 2 2 2004 WASH. D.C. 158

BankMutual
CORPORATION

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

NOTICE OF 2004 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

2003 FORM 10-K ANNUAL REPORT

BankMutual
CORPORATION

March 9, 2004

Dear Fellow Shareholder,

We invite you to attend the Bank Mutual Corporation 2004 Annual Meeting of Shareholders, which will be held at the Four Points Sheraton Milwaukee North Hotel, 8900 N. Kildeer Court, Milwaukee, Wisconsin at 10:00 a.m., Central Time, on Monday, May 3, 2004.

Bank Mutual Corporation's Notice of Annual Meeting of Shareholders and Proxy Statement which are enclosed describe the business to be conducted at the Annual Meeting. If you plan to attend the Annual Meeting, please check the box on the proxy form so that we can make the appropriate arrangements.

Also enclosed is a copy of Bank Mutual Corporation's Summary Annual Report and attached is the Annual Report on Form 10-K for the year ended December 31, 2003.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual Meeting, we urge you to **mark, sign, date and return your proxy form in the enclosed postage-paid envelope as soon as possible** to make sure that you are represented. This will not prevent you from voting in person at the Annual Meeting, but will ensure that your shares will be represented if you are unable to attend.

Sincerely,

BANK MUTUAL CORPORATION

MICHAEL T. CROWLEY, JR.
Chairman, President and Chief Executive Officer

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BankMutual
CORPORATION

BANK MUTUAL CORPORATION

4949 West Brown Deer Road
Milwaukee Wisconsin 53223
(414) 354-1500

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 3, 2004

To the Shareholders of Bank Mutual Corporation:

The 2004 annual meeting of shareholders of Bank Mutual Corporation will be held on Monday, May 3, 2004, at 10:00 a.m., Central Time, at the Four Points Sheraton Milwaukee North Hotel, 8900 N. Kildeer Court, Milwaukee, Wisconsin for the following purposes:

(1) Electing three directors to serve for terms expiring in 2007;
(2) Ratifying the selection of Ernst & Young LLP as independent auditors;
(3) Approving the Bank Mutual Corporation 2004 Stock Incentive Plan; and
(4) Transacting such other business as may properly come before the annual meeting or any adjournment thereof.

The board of directors has fixed the close of business on March 4, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and any adjournment thereof. Only shareholders of record at the close of business on that date will be entitled to vote at the annual meeting.

We call your attention to the proxy statement accompanying this notice for a more complete statement regarding the matters to be acted upon at the annual meeting. Please read it carefully.

By Order of the Board of Directors

Eugene H. Maurer, Jr.
Senior Vice President and Secretary

Milwaukee, Wisconsin
March 9, 2004

YOUR VOTE IS IMPORTANT

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the annual meeting, please indicate your voting directions, sign, date and promptly return the accompanying proxy, which is solicited by the Bank Mutual Corporation board of directors, using the enclosed self-addressed envelope, which requires no postage if mailed in the United States. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the annual meeting.

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PROXY STATEMENT

BANK MUTUAL CORPORATION
4949 West Brown Deer Road
Milwaukee, Wisconsin 53223
(414) 354-1500

SOLICITATION AND VOTING

This proxy statement and accompanying proxy are furnished to the shareholders of Bank Mutual Corporation ("Bank Mutual Corporation" or the "Company") in connection with the solicitation of proxies by Bank Mutual Corporation's board of directors for use at the annual meeting of Bank Mutual Corporation shareholders on Monday, May 3, 2004, and at any adjournment of that meeting. The 2003 summary annual report to shareholders, which accompanies this proxy statement, and the annual report on Form 10-K, attached hereto, contain financial statements and certain other information concerning the Company. We are mailing the proxy materials to shareholders beginning on or about March 12, 2004.

Bank Mutual Corporation is a Wisconsin-chartered corporation which is the successor pursuant to a restructuring transaction to the federally-chartered mutual holding company subsidiary holding company of the same name. Effective October 29, 2003, the mutual holding company form of ownership was eliminated, and Bank Mutual Corporation became a fully shareholder-owned corporation. All share information in this proxy statement has been adjusted to reflect the related conversion of each old share of Company common stock into 3.6686 shares of new common stock. In this proxy statement: "Bank Mutual Corporation" and the "Company" refer to both the new Wisconsin-chartered corporation and to its federally-chartered predecessor; the "Bank" refers to its subsidiary bank, named "Bank Mutual" (formerly named "Mutual Savings Bank"); "First Northern" refers to First Northern Savings Bank, which was a Company subsidiary until it was merged into the Bank in March 2003; and the "MHC" refers to Bank Mutual Bancorp, MHC, the former mutual holding company of Bank Mutual Corporation.

Record Date and Meeting Information. The board of directors has fixed the close of business on March 4, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and any adjournment thereof. Only holders of record of Company common stock, the only class of voting stock of Bank Mutual Corporation outstanding, on the record date are entitled to notice of and to vote at the annual meeting. Each share of common stock is entitled to one vote. At the record date, there were 78,783,849 shares of common stock validly issued and outstanding.

The board of directors of Bank Mutual Corporation knows of no matters to be acted upon at the annual meeting other than as set forth in the notice attached to this proxy statement. If any other matters properly come before the annual meeting, or any adjournment thereof, it is the intention of the persons named in the proxy to vote such proxies in accordance with their best judgment on such matters.

Voting Your Shares. Any shareholder entitled to vote at the annual meeting may vote either in person or by a properly executed proxy. Shares represented by properly executed proxies received by Bank Mutual Corporation will be voted at the annual meeting, or any adjournment thereof, in accordance with the terms of such proxies, unless revoked. If no voting instructions are given on a properly executed proxy, the shares will be voted FOR the election of management's director nominees, FOR ratification of Ernst & Young as independent auditors, and FOR approval of the Bank Mutual Corporation 2004 Stock Incentive Plan (the "2004 Incentive Plan").

A shareholder may revoke a proxy at any time prior to the time when it is voted by filing a written notice of revocation with the corporate secretary of the Company, by delivering a properly executed proxy bearing a later date or by voting in person at the annual meeting. Attendance at the annual meeting will not in itself constitute revocation of a proxy.

Shares in Dividend Reinvestment or Employee Plans. If a shareholder participates in the Company's Dividend Reinvestment and Stock Purchase Plan (the "DRP"), the proxy also will serve as voting instructions for the participant's shares held in the DRP. Participants' shares will be voted by the administrator of the DRP in accordance with those voting instructions. If a participant does not return a proxy, the DRP administrator will not vote that participant's shares held in the DRP.

Any shareholder who owns shares through an investment in the Company Common Stock Fund of the Bank Mutual Corporation 401(k) Plan (the "401(k) Plan") will receive a separate blue proxy card, marked "401k," to instruct the 401(k) Plan's administrator how to vote those shares. The administrator will vote shares in those employees' 401(k) Plan accounts in accordance with the voting instructions on the proxies. If a 401(k) Plan participant does not return a proxy, the administrator will vote that participant's shares in the 401(k) Plan in the same proportion as the voting of all shares in the 401(k) Plan for which voting instructions have been received.

Any shareholder who owns shares through an allocation to that person's account under the Bank Mutual Corporation Employee Stock Ownership Plan (the "ESOP") will receive a separate green proxy card, marked "ESOP," to instruct the ESOP's administrator how to vote those shares. The ESOP administrator, which is Bank Mutual Corporation acting through its board, will vote shares allocated to those employees' ESOP accounts in accordance with the participant's voting instructions on the proxies. The ESOP administrator may vote, at its discretion, unallocated ESOP shares and any allocated ESOP shares which are not voted by the individuals to whom they are allocated, it is expected that those shares will be voted for all nominees and proposals.

Quorum and Required Vote. A majority of the votes entitled to be cast by the shares entitled to vote, represented in person or by proxy, will constitute a quorum of shareholders at the annual meeting. Shares for which authority is withheld to vote for director nominees and broker non-votes (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the brokers or nominees do not have discretionary power to vote) will be considered present for purposes of establishing a quorum. The inspectors of election appointed by the board of directors will count the votes and ballots at the annual meeting.

A plurality of the votes cast at the annual meeting by the holders of shares of common stock entitled to vote is required for the election of directors. In other words, the individuals who receive the largest number of votes are elected as directors up to the maximum number of directors in a class to be chosen at the annual meeting. With respect to the election of directors, any shares not voted, whether by withheld authority, broker non-vote or otherwise, will have no effect on the election of directors except to the extent that the failure to vote for an individual results in another individual receiving a comparatively larger number of votes.

Under Bank Mutual Corporation's bylaws, assuming a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter is generally required for approval of an item other than the election of directors. Rules of the SEC, the IRS and the Nasdaq Stock Market, and tax regulations concerning the deductibility of compensation have the same requirement as the bylaws for approval of a stock compensation plan. However, OTS conversion regulations require shareholder approval of the 2004 Incentive Plan by a majority of the votes eligible to be cast. Therefore, holders of a majority of the outstanding shares must vote to approve the 2004 Incentive Plan, and shares not voted or any reason (whether abstaining, a broker non-vote, or a failure to vote) will have the effect of a vote against the plan. Ratification of the selection of independent accountants requires only the affirmative vote of the holders of a majority of the shares represented at the annual meeting and entitled to vote on the matter.

Expenses and Solicitation. Expenses in connection with the solicitation of proxies will be paid by the Company. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of the Company in person or by telephone, facsimile or other means of communication. Those directors, officers and employees will receive no compensation therefor in addition to their regular compensation, but may be reimbursed for their related out-of-pocket expenses. This is the first Bank Mutual Corporation shareholder meeting at which a majority of the Company's shares are not owned by the MHC. To help assure that sufficient votes are received, the Company therefore also has retained Georgeson Shareholder Communications, Inc. to assist in soliciting proxies from shareholders, including brokers' accounts, at a fee anticipated not to exceed $15,000 to $20,000 plus reasonable out-of-pocket expenses. Brokers, dealers, banks, or their nominees, who hold common stock on behalf of another will be asked to send proxy material and related documents to the beneficial owners of such stock, and the Company will reimburse those persons for their reasonable expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below sets forth information regarding the beneficial ownership of Bank Mutual Corporation common stock on the record date by each director and nominee for director, by each executive officer named in the Summary Compensation Table below and by all directors and executive officers of the Company as a group. There is no known 5% or greater shareholder of the Company.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership (1)(2)	Percent of Class
P. Terry Anderegg	173,236	*
Thomas H. Buestrin	135,704	*
Christopher J. Callen	166,553	*
Michael T. Crowley, Jr.	1,183,153	1.5%
Michael T. Crowley, Sr.	352,321	*
Raymond W. Dwyer, Jr.	58,383	*
Mark C. Herr	49,791	*
Thomas J. Lopina, Sr.	224,796	*
Eugene H. Maurer, Jr.	168,218	*
William J. Mielke	241,389	*
Robert B. Olson	425,108	*
David J. Rolfs	103,322	*
Marlene M. Scholz	157,068	*
J. Gus Swoboda	168,546	*
All directors and executive officers as a group (14 persons) (3)(4)	5,882,827	7.4%
Michael D. Meeuwsen (5)	504,270	*

* Less than 1.0%

(1) Unless otherwise noted, the specified persons have sole voting and dispositive power as to the shares. Beneficial ownership of the following shares is shared: Mr. Buestrin – 69,670 shares; Mr. Crowley Jr. – 79,639; Mr. Crowley Sr. – 3,668; Mr. Dwyer – 9,192; Mr. Lopina – 35,926; Mr. Olson – 395,760; Mr. Rolfs – 42,188; Mr. Swoboda – 118,103; group – 2,900,905; Mr. Meeuwsen – 17,000. See also notes (3) and (4) below.

(2) Includes the following shares which are subject to options granted under the Company's 2001 Stock Incentive Plan (the "2001 Plan") exercisable within 60 days of the record date: Messrs. Buestrin, Dwyer, Herr, Lopina, Mielke, Olson, Rolfs and Swoboda – 29,348 each; Messrs. Anderegg, Callen and Maurer and Ms. Scholz – 66,036 each; Mr. Crowley Jr. – 207,621; and Mr. Crowley Sr. – 84,354; directors and executive officers as a group – 854,939. All restricted shares awarded under the 2001 Plan, whether or not vested, are included because recipients have voting rights as to those shares.

(3) The total for the group (but not any individual) includes 2,089,808 unallocated shares held in the ESOP, as to which voting and dispositive power is shared. As administrator, Bank Mutual Corporation (through its board) may vote, in its discretion, shares which have not yet been allocated to participants. Employees may vote the shares allocated to their accounts; the administrator will vote unvoted shares in its discretion. Allocated shares are included only if allocated to named executive officers, in which case they are included in those individuals' (and the group's) beneficial ownership.

(4) Because the 401(k) Plan permits participants to vote shares and make investment decisions, except for certain takeover offers, shares held in the 401(k) Plan are included only if held in the accounts of named persons, even though certain of the officers are trustees or administrators of one of the plans.

(5) Mr. Meeuwsen retired as an executive officer and resigned as a director on July 31, 2003.

The above beneficial ownership information is based on data furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Securities Exchange Act, as required for purposes of this proxy statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

ELECTION OF DIRECTORS

The bylaws provide that the number of directors of Bank Mutual Corporation shall be between seven and thirteen, as determined by the board of directors. At each annual meeting the term of office of one class of directors expires and a class of directors is elected to serve for a term of three years or until their successors are elected and qualified. The board has set the number of directors at ten. Messrs. Crowley Sr., Dwyer and Swoboda, the directors whose terms expire at the annual meeting, are being nominated for re-election as directors for terms expiring in 2007. Shares represented by proxies will be voted FOR the election of the nominees unless otherwise specified by the executing shareholder. If any nominee declines or is unable to act as a director, which we do not foresee, proxies may be voted with discretionary authority for a substitute nominee designated by the board.

Information regarding the nominees and the directors whose terms continue is set forth in the following table. The board of directors unanimously recommends that shareholders vote FOR the election of the director nominees listed below.

Name and Age	Principal Occupation and Business Experience (1)	Director Since (2)
	Nominees for Terms expiring in 2007	
Michael T. Crowley, Sr., 90 (3) (4)	Chairman of the Board of the Bank and, from 2000 to 2003, of Bank Mutual Bancorp MHC	1960
Raymond W. Dwyer, Jr., 80 (4) (5) (6)	Retired; prior thereto architect with R.W. Dwyer Architects	1957
J. Gus Swoboda, 69 (4) (6)	Retired; prior thereto, Senior Vice President, Human and Corporate Development, Wisconsin Public Service Corporation, electric and gas utility (10)	1987
	Continuing Directors—Terms expire in 2006	
Thomas H. Buestrin, 67 (7)	President of Buestrin, Allen & Associates Ltd., real estate investment, management and development	1995
Michael T. Crowley, Jr., 61 (3) (4)	Chairman and CEO of the Company since 2000, and President since 2003; President and CEO of the Bank (8)	1970
William J. Mielke, 56 (5) (6) (7)	President and CEO of Ruekert & Mielke Inc., engineering	1988
	Continuing Directors - Terms expire in 2005	
Mark C. Herr, 51	Vice President-Corporate Division, Plunkett Raysich Architects (9)	2001
Thomas J. Lopina, Sr. 66 (5)	Associate, Spectrum Solutions, Inc., a small business consulting firm	1979
Robert B. Olson, 66 (7)	Consultant (self-employed); prior to 2000, Vice President of Operations and other officer positions, Little Rapids Corporation, specialty paper producer	1997
David J. Rolfs, 82 (5) (6) (7)	Retired; prior thereto, president of ABCO Dealers Inc., health care industry	1984

(1) Unless otherwise noted, all directors have been employed in their respective principal occupations listed for at least the past five years.
(2) Indicates the date when director was first elected to the board of the Bank or First Northern, as the case may be. Each of these persons, other than Mr. Herr, became a director of the Company in 2000.
(3) Mr. Crowley Sr. is the father of Mr. Crowley Jr. Michael T. Crowley III, the adult son of Mr. Crowley Jr. and grandson of Mr. Crowley Sr., is the Vice President/Bank Office Administration/Southeast Region of the Bank. In 2003, his salary was $74,300, plus bonus of $8,470 under the Bank's incentive plan; he also participates in other Bank benefit plans. Mr. Crowley III does not have an employment agreement.
(4) Member of the Executive Committee, of which Mr. Crowley Jr. is Chairman.
(5) Member of the Compensation Committee, of which Mr. Rolfs is Chairman.
(6) Member of the Nominating Committee, of which Mr. Mielke is chairman.
(7) Member of the Audit Committee, of which Mr. Mielke is Chairman.
(8) Also a director of PULSE EFT Association, an ATM network operator of which the Bank is a member.
(9) From time to time, Plunkett Raysich Architects and its affiliates provide services to the Bank. Fees paid by the Company to Plunkett Raysich and affiliates for services during 2003 were below $60,000.
(10) Mr. Swoboda is also a director of American Medical Security Group, Inc., a health and life insurance company.

Board Meetings and Committees

The Bank Mutual Corporation board of directors met 12 times during 2003. Messrs. Buestrin, Dwyer, Herr, Lopina, Mielke, Olson, Rolfs and Swoboda are considered "independent" under Nasdaq Stock Market rules, and all members of the Audit, Compensation and Nominating Committees are "independent." As part of these meetings, independent directors regularly met without management or non-independent directors present. Each director attended at least 75% of the total of the number of meetings of the board and the number of meetings of all committees of the board on which such director served during the year.

The Audit Committee met five times in 2003. On behalf of the Audit Committee, Mr. Mielke, its chair, also regularly consulted with the independent auditors about the Company's periodic public financial disclosures, and participated in seven calls relating to SEC documents and financial disclosures. The board believes that all of the members of the Audit Committee have sufficient experience, knowledge and other personal qualities to be "financially literate" and be active, effective and contributing members of the Audit Committee. For example, Mr. Buestrin was for seven years a member of the board of directors of the Federal Home Loan Bank of Chicago, and served for several years on its audit committee and, at its request, on the boards of several savings institutions. Both Messrs. Mielke and Buestrin have served as executive officers of their companies, and in those positions have regularly had responsibility for their companies' financial affairs as well as financial matters for projects undertaken by their companies. Messrs. Olson and Rolfs have also occupied executive positions which have included financial elements. While all the members of the Audit Committee have substantial experience and knowledge, and at least Messrs. Mielke and Buestrin are "financially sophisticated" within Nasdaq Stock Market rules, the board does not believe that any of these members meet the SEC's specific definition of "audit committee financial expert." However, the board believes that because the members have qualities and experience which are not captured within the specific definition, and because of their past effectiveness as members of the board and the committee, it is appropriate that the Audit Committee not have such an "audit committee financial expert" under the current conditions and circumstances and that the board not add a member simply to include another person who would fit within that particular definition. See also "Report of the Audit Committee" and "Independent Auditors" for other information pertaining to the Audit Committee.

The Compensation Committee held three meetings during 2003. The Compensation Committee reviews, and either establishes or recommends to the board: compensation policies and plans; salaries, bonuses and benefits for all officers; salary and benefit levels for employees; determinations with respect to stock options and restricted stock awards; and other personnel policies and procedures. See also "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" under "Executive Compensation" for other information pertaining to the Compensation Committee.

The Nominating Committee was formed in December 2003, but did not meet in 2003. The Nominating Committee considers nominees for director positions and also evaluates and oversees some other corporate governance and related issues. The Nominating Committee will identify nominees based upon suggestions by outside directors, management members and/or shareholders. The selection criteria for membership on Bank Mutual Corporation's board of directors, which were confirmed by the Board in connection with the formation of the Nominating Committee, include: strength of character and judgment; honesty and integrity; a diversity of education and experience with business and other organizations; and interplay of the candidates' experience with the experience of other board members. Nominees must have a background which demonstrates an understanding of business and financial affairs. A first-time nominee should be highly respected and active in his profession. A nominee must be a Company shareholder, and the willingness to hold a significant position in Company stock will be considered. A nominee must be capable and able to work well with other directors and management and be able to spend the time needed to function effectively as a director. The nominee must have a genuine interest in representing the interests of the Company and the shareholders overall, not any particular interest group. The nominee should not have conflicts of interest which would interfere with that person's duty of loyalty. The Company has not paid any third party fee to assist in the process of identifying or evaluating director nominees.

The Nominating Committee will consider proposed nominees whose names are submitted to it by shareholders, and it does not intend to evaluate proposed nominees differently depending upon who has made the proposal. If a shareholder wishes to suggest a proposed name for Committee consideration, the name of that nominee and related personal information should be forwarded to the Nominating Committee, in care of the corporate Secretary, at least five months before the next annual meeting to assure time for meaningful consideration by the Committee. However, the Committee has not adopted a more formal process for that consideration because it believes that an informal consideration process is likely to be adequate given the lack of suggestions received in the past. The Committee intends to review periodically whether a more formal policy should be adopted. See also "Shareholder Proposals and Notices" for bylaw requirements for nominations. The Company has not received any proposed nominees which have been suggested by eligible 5%-or-greater security holders contemplated by relevant SEC disclosure requirements, or rejected any such nominees.

The Executive Committee did not meet in 2003. The Executive Committee may act on most matters on behalf of the entire board when action is necessary or appropriate on short notice between board meetings.

Bank Mutual Corporation has adopted charters for the Audit, Compensation and Nominating Committees. The Company will continue to respond to and comply with SEC and Nasdaq Stock Market proposals relating to board committees as they are finalized, adopted and become effective. The Company posts copies of the charters for its Audit, Compensation and Nominating Committees (including director selection criteria) and other corporate governance documents on its website, at www.bankmutualcorp.com, under the link "Corporate Governance." If any of those documents are changed, or related documents adopted, those changes and new documents will be posted on the Company's corporate website at that address.

Other Board and Corporate Governance Matters

Communications between Shareholders and the Board. Any shareholder communication which is sent to the board in care of the Chief Executive Officer, corporate Secretary or another corporate officer is forwarded to the board, unless the communication relates specifically to a customer inquiry or complaint in which shareholder status is not relevant. The Chief Executive Officer and the corporate Secretary have been given the authority to conduct that screening process and make that determination. The procedure has been unanimously approved by the board, and was specifically approved by its independent members. Unless and until any other more specific procedures are developed and posted on the Company corporate website, any communications to the board of directors should be sent to it in care of the Chief Executive Officer or the corporate Secretary.

Director Attendance at Annual Shareholders' Meeting. Bank Mutual Corporation expects all of its directors to attend the annual meeting of shareholders. A board meeting is also held immediately after the annual shareholders' meeting to facilitate directors' attendance at both. All directors attended the 2003 annual meeting of shareholders.

Code of Ethics. As a long-standing part of its and the Bank's corporate governance practices, the Bank has had for many years a code of ethics, and Bank Mutual Corporation has updated that code to reflect current circumstances and SEC and Nasdaq definitions for such codes. The Company has adopted a vision statement and a code of ethics for itself, the Bank and other subsidiaries. Among other things, the code of ethics and code of conduct include provisions regarding honest and ethical conduct, conflicts of interest, full and fair disclosure, compliance with law, and reporting of and sanctions for violations. The codes apply to all directors, officers and employees of Bank Mutual Corporation and subsidiaries. The Company has posted copies of its vision statement and code of ethics, including the related code of conduct, on its corporate website, at www.bankmutualcorp.com, under the link "Corporate Governance." As further matters are documented, or if those documents (including the code of ethics and the code of conduct) are changed, waivers from the code of ethics or the code of conduct are granted, or new procedures are adopted, those new documents, changes and/or waivers will be posted on the corporate website at that address.

DIRECTORS' COMPENSATION

Meeting Fees

The Company. In 2003, Bank Mutual Corporation's directors who are not officers received a $10,000 annual retainer for serving as a member of the Board of Directors. Each director also received a fee of $1,000 per board meeting attended, and each non-officer director received a $500 fee for each meeting attended of a committee of which the director is a member. For 2004, the retainer is $12,000 and the fee for each board meeting attended is $1,200. Committee fees are unchanged, although the fees have been clarified to confirm that telephone conference calls in which committee chairs and/or other representatives participate to view Company disclosures and filings are considered meetings. Some directors of the Company also serve as a director of the Bank, and other directors served as directors of First Northern until its merger into the Bank in March 2003. Compensation for service on the Bank's and First Northern's Boards of Directors is described below.

The Bank. The Bank does not pay an annual retainer fee to its directors. Each director received a $1,000 fee for each board meeting attended. In 2003, each non-officer received a $700 fee for attending an executive committee meeting. For 2004, the executive committee fee increased to $1,000. Messrs. Buestrin, Crowley Jr., Crowley Sr., Dwyer, Herr, Mielke and Rolfs were directors of the Bank, and Messrs. Crowley Jr., Crowley Sr., Buestrin, Dwyer and Rolfs were members of the Bank's executive committee, in 2003; all continue as such in 2004.

First Northern. First Northern Savings did not pay a retainer fee. Each director received a $1,250 fee for attendance at each board meeting, other than the chairman (until the merger into the Bank, Mr. Swoboda) who received $1,500, and each non-officer director received fees of $125 per hour for attendance at any committee meeting. Messrs. Crowley Jr., Lopina, Olson and Swoboda were directors of First Northern until the Bank merger, although Mr. Crowley Jr. did not receive compensation as a First Northern Savings board member.

2001 and 2004 Stock Incentive Plans

Bank Mutual Corporation directors are eligible to participate in the 2001 Plan, and would be eligible to participate in the 2004 Incentive Plan if it is approved. For more information as to the 2004 Incentive Plan, see "Approval of the Proposed 2004 Stock Incentive Plan" below.

Pursuant to the 2001 Plan and OTS regulations, no individual may receive more than 25% of the shares which can be issued under the 2001 Plan, and non-employee directors as a group are limited to not more than 30% of the shares which can be issued under the 2001 Plan, and individually to not more than 5%. Similar limitations would apply under the 2004 Incentive Plan. In 2001, each non-employee director received 18,343 shares of restricted stock, at a weighted average value of $3.70 on the dates of grant, and options to purchase 73,372 shares at $3.206 per share, under the 2001 Plan. There were no further grants or awards to directors in 2002 or 2003. See "Executive Compensation" for grants to executive officers. The options and grants vest 20% per year, becoming fully vested after five years, subject to accelerated vesting in the event of a change in control and the administering committee's discretion to waive conditions to exercise.

Deferred Plans for Directors

The Bank maintains, as did First Northern, a deferred retirement plan for non-officer directors. Non-officer directors of the Bank who have provided at least five years of service will be paid $833 per month for 10 years (or, if less, the number of years of service on the board) after their retirement from the Bank board or age 65, whichever is later. All of the existing eligible directors' benefits (other than Mr. Herr's) have vested. In the event a director dies prior to completion of these payments, payments will go to the director's heirs. The Bank has funded these arrangements through "rabbi trust" arrangements, and based on actuarial analyses believes these obligations are adequately funded.

The Bank's directors' deferred retirement plan includes provisions whereby the directors may forfeit their benefits for matters specified in the plan which are adverse to the Bank. The plan may be amended by the Bank's board of directors, although a plan amendment may generally not impair the rights of persons who are receiving benefits under the plan.

A similar plan of First Northern terminated upon its merger into the Bank. Messrs. Lopina, Olson and Swoboda have vested benefits under that plan, but will not accrue further benefits. That plan provides for monthly payments of $1,000 for 180 months or until the director's death if earlier. If the director dies after benefits have commenced, but prior to the receipt of 36 monthly payments, the benefit will continue to the director's beneficiary for the duration of the 36-month period. Payments under that plan began in April 2003 to Messrs. Lopina, Olson and Swoboda as a consequence of the merger of First Northern into the Bank.

Other

See "Executive Compensation" for compensation paid to, and compensatory agreements with, Messrs. Crowley Sr., Crowley Jr. and Meeuwsen as current or former executive officers of Bank Mutual Corporation, its subsidiaries and/or the MHC.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the federal securities laws, Bank Mutual Corporation's directors, its executive officers and any person holding more than 10% of the common stock are required to report their initial ownership of the common stock and any change in that ownership to the SEC. Specific due dates for these reports have been established and the Company is required to disclose in this proxy statement any failure to file such reports by these dates during the last year.

The Company believes that all of these filing requirements were satisfied on a timely basis for the year ended December 31, 2003, except that, due to an administrative oversight, one purchase transaction by Mr. Crowley Jr.'s wife was omitted from a Form 4; that omission was later corrected. In making these disclosures, the Company has relied solely on written representations of its directors and executive officers and copies of the reports that they have filed with the SEC.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation of the chief executive officer, the other four most highly compensated Company executive officers for services in all capacities for the last three fiscal years. The information includes service to, and payments by, Bank Mutual Corporation and its subsidiaries.

Information is also presented for Mr. Crowley Sr. and for Mr. Meeuwsen. Mr. Crowley Sr. is an executive officer of the Bank, and was an executive officer of the MHC, the mutual holding company which controlled the Company until the October 2003 restructuring transaction. He is not an executive officer of the Company itself; however, his compensation is reported as a consequence of his service on the Company board and the MHC's former ownership position in Bank Mutual Corporation. Mr. Meeuwsen was formerly a director and executive officer of the Company until his retirement as of July 31, 2003. Information as to his compensation during his tenure as an executive officer is presented because he would otherwise have been among the top four most highly compensated Company executive officers.

		Annual Compensation (1)		Long-Term Compensation Awards		
Name and Principal Positions	Year	Salary($)(2)	Bonus($)(3)	Restricted Stock Awards ($)(4)	Securities Underlying Options (#)(5)	All Other Compensation ($)(6)
Michael T. Crowley, Jr.	2003	$645,000	$ 94,240	--	--	$ 134,172
Chairman, President and CEO of	2002	$611,153	$ 94,962	--	--	$ 100,605
the Company; President and CEO of the Bank	2001	$607,060	$ 68,425	$1,063,110	617,021	$ 71,245
Michael T. Crowley, Sr.	2003	$265,000	$ 36,480	--	--	$ 53,717
Chairman of the Bank and the	2002	$257,283	$ 38,304	--	--	$ 41,162
MHC (7)	2001	$252,052	$ 27,600	$533,820	366,859	$ 28,344
Eugene H. Maurer, Jr.	2003	$158,250	$ 21,649	--	--	$ 36,174
Senior VP and Secretary of the	2002	$153,297	$ 21,033	--	--	$ 26,795
Company; Senior VP and Secretary/Treasurer of the Bank	2001	$149,390	$ 13,740	$175,530	165,086	$ 18,491
P. Terry Anderegg	2003	$158,250	$ 21,649	--	--	$ 35,318
Senior VP- Retail and Operations	2002	$149,395	$ 21,649	--	--	$ 26,092
of the Bank (8)	2001	$149,390	$ 13,740	$175,530	165,086	$ 18,488
Christopher J. Callen	2003	$153,925	$ 21,057	--	--	$ 35,073
Senior VP-Lending of the Bank	2002	$148,986	$ 20,482	--	--	$ 25,953
(8)	2001	$145,065	$ 13,342	$175,530	165,086	$ 17,922
Marlene M. Scholz	2003	$109,125	$ 14,928	--	--	$ 24,861
Senior VP of the Company;	2002	$105,725	$ 14,504	--	--	$ 18,481
Senior VP-Controller of the Bank	2001	$103,065	$ 9,478	$175,530	165,086	$ 12,757
Michael D. Meeuwsen	2003	$184,781	--	--	--	$ 2,026
former President and COO of the	2002	$218,000	$ 75,100	--	--	$ 44,694
Company (9)	2001	$207,000	$ 75,000	$533,820	293,487	$ 41,471

(1) While each of the named individuals received perquisites or other personal benefits in the years shown, the value of these benefits is not indicated, in accordance with Securities and Exchange Commission ("SEC") regulations, since they did not together exceed the lesser of $50,000 or 10% of the individual's salary and bonus in any year.

(2) Includes any directors' fees paid to the individual while serving as an executive officer.

(3) Annual bonus amounts are earned and accrued during the years indicated and paid after the beginning of the next calendar year.

(4) Represents grants of restricted shares under the management recognition plan provisions of the 2001 Plan. Shares vest over a five year period. The amounts represent the number of shares granted times the average market price on the date of grant.

(5) Represents stock options granted under the 2001 Plan. No SARs have been granted thereunder.

(6) In 2003, includes employer contributions to the 401(k) Plan in the following amounts: Mr. Crowley Jr.--$1,600; Mr. Crowley Sr.--$1,583; Mr. Maurer--$1,793; Mr. Anderegg--$1,200; Mr. Callen--$1,100; Ms. Scholz--$1,236; and Mr. Meeuwsen--$2,026. Amounts also include the following 2003 ESOP allocations: Mr. Crowley Jr.--$39,564; Mr. Crowley Sr.--$39,564; Mr. Maurer--$34,381; Mr. Anderegg--$34,117; Mr. Callen--$33,329; and Ms. Scholz--$23,625. Also included in 2003 are the following Restoration Plan payments: Mr. Crowley Jr.--$93,008; Mr. Crowley Sr.--$12,570; and Mr. Callen--$644.

(7) Mr. Crowley Sr. is an executive officer of the Bank, but not of Bank Mutual Corporation. He was also an executive officer of the MHC.

(8) Messrs. Anderegg and Callen were considered to have become executive officers in 2003, after the combination of the two subsidiary savings banks.

(9) Mr. Meeuwsen retired as an executive officer of Bank Mutual Corporation and the Bank, and resigned from their boards, effective July 31, 2003. Amounts shown for Mr. Meeuwsen represent his compensation received prior to that date.

Stock Options and Equity Compensation Plans

Option/SAR Grants in Last Fiscal Year

No stock options were granted to the six persons named in the Summary Compensation table, or any other officer, director or employee, in 2003.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Options/SAR Values

The following table sets forth information with respect to the six executive officers named in the Summary Compensation Table concerning options exercised in 2003 and the number and value of options outstanding at December 31, 2003.

Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options/ SARs at FY-End (#)(2) Unexercisable/Exercisable	Value of Unexercised in the Money Options/ SARs at FY-End ($)(3) Unexercisable/Exercisable
Michael T. Crowley, Jr.	31,194	$256,552	405,011 / 207,621	$3,314,772 / $1,699,253
Michael T. Crowley, Sr.	31,195	256,561	220,115 / 84,354	1,801,509 / 690,387
Eugene H. Maurer, Jr.	---	---	99,050 / 66,036	810,665 / 540,465
P. Terry Anderegg	---	---	99,050 / 66,036	810,665 / 540,465
Christopher J. Callen	---	---	99,050 / 66,036	810,665 / 540,465
Marlene M. Scholz	---	---	99,050 / 66,036	810,665 / 540,465
Michael D. Meeuwsen (4)	176,093	$1,192,546	0 / 0	--- / ---

(1) Represents the difference between the exercise price and the average of the high and low sales price on the date of exercise.

(2) Represents options granted under the 2001 Plan. No SARs have been granted.

(3) Represents the difference between the exercise price and the $11.39 reported closing price of Company common stock on the Nasdaq Stock Market on December 31, 2003, the last trading date of the fiscal year.

(4) As a result of Mr. Meeuwsen's retirement as of July 31, 2003, the vesting of certain of his options was accelerated; however, his other options which were not yet vested on that date became no longer exercisable. The reported option exercises occurred after Mr. Meeuwsen's retirement.

Equity Compensation Plan Information

The following chart gives aggregate information regarding grants under all equity compensation plans of Bank Mutual Corporation through December 31, 2003.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column) (2)
Equity compensation plans approved by securityholders	3,298,590	$3.206	-0-
Equity compensation plans not approved by securityholders	-0-	n/a	-0-
Total	3,298,590	$3.206	-0-

(1) Represents options granted under the Bank Mutual Corporation 2001 Stock Incentive Plan ("2001 Plan"), which was approved by Company shareholders in May 2001, as amended with shareholder approval in May 2002.

(2) As a result of Bank Mutual Corporation's 2003 conversion transaction, it may not make any further grants of options, restricted stock or otherwise under the 2001 Plan.

Defined Benefit Retirement Plans

The Bank has maintained a qualified defined benefit pension plan that covers substantially all employees who are age 21 or over and who have at least one year of service. Effective January 1, 2002, this plan became a plan in which employees of Bank Mutual Corporation, the Bank and First Northern would participate. Pension benefits are based on the participant's average annual compensation (salary and bonus) and years of credited service. Years of credited service in the qualified defined benefit pension plan begin at date of participation in the plan. Benefits are determined in the form of a ten year certain and life annuity.

Designated officers also participate in a non-qualified defined benefit pension plan. This non-qualified plan provides monthly supplemental benefits to participants which will be paid out of the rabbi trust established for this plan, or unsecured corporate assets. The amount of the non-qualified plan benefit in the form of a ten year certain and life annuity is determined as:

- an amount calculated under the qualified defined benefit pension plan without regard to the limitations imposed by the Internal Revenue Code on benefit or compensation amounts and without regard to certain limitations on years of service; minus
- the pension benefit accrued in the qualified defined benefit pension plan.

The following table shows the estimated annual benefits payable in ten year certain and life annuity form for participants retiring on their normal retirement date at age 65 with various combinations of years of service and average annual compensation under the qualified defined benefit plan plus, for those officers eligible to participate, the non-qualified plan.

Final Average Compensation	Years of Service							
	5	10	15	20	25	30	35	40
$ 100,000	$ 9,200	$ 18,300	$ 27,500	$ 36,700	$ 48,400	$ 60,000	$ 71,700	$ 81,800
150,000	14,400	28,800	43,200	57,600	75,700	93,900	112,000	127,100
200,000	19,600	39,200	58,900	78,500	103,100	127,700	152,400	172,500
250,000	24,800	49,700	74,500	99,400	130,500	161,600	192,700	217,800
300,000	30,100	60,100	90,200	120,300	157,900	195,400	233,000	263,200
350,000	35,300	70,600	105,900	141,200	185,200	229,300	273,300	308,500
400,000	40,500	81,000	121,600	162,100	212,600	263,100	313,700	353,900
450,000	45,700	91,500	137,200	183,000	240,000	297,000	354,000	399,200
500,000	51,000	101,900	152,900	203,900	267,400	330,800	394,300	444,600
550,000	56,200	112,400	168,600	224,800	294,700	364,700	434,600	489,900
600,000	61,400	122,800	184,300	245,700	322,100	398,500	475,000	535,300
650,000	66,600	133,300	199,900	266,600	349,500	432,400	515,300	580,600
700,000	71,900	143,700	215,600	287,500	376,900	466,200	555,600	626,000
750,000	77,100	154,200	231,300	308,400	404,200	500,100	595,900	671,300
800,000	82,300	164,600	247,000	329,300	431,600	533,900	636,300	716,700
850,000	87,500	175,100	262,600	350,200	459,000	567,800	676,600	762,000

Years of service in the non-qualified defined benefit pension plan begin at date of hire, except as discussed above. At March 31, 2004, accrued years of service for officers named in the summary compensation table were: Mr. Crowley Jr. - 36 years, Mr. Maurer - 21 years, Mr. Anderegg - 10 years, Mr. Callen - 4 years, and Ms. Scholz – 22 years. Mr. Meeuwsen became eligible to participate in the defined benefit retirement plan in 2002; his accrued years of service to determine benefits began on January 1, 2002, and thus Mr. Meeuwsen had one year of accrued service at the time of his retirement. As of March 31, 2004, Mr. Crowley Sr. has more than 70 years of service with the Bank. The amount of his total annual accrued benefit as of December 31, 2003 was approximately $383,100.

Employment Arrangements

The Bank has employment agreements with Messrs. Crowley Sr., Crowley Jr., Maurer, Anderegg, Callen and Colberg (another executive officer), and Ms. Scholz. (Mr. Colberg's employment agreement originated with First Northern, and is separately discussed below.) The initial terms of the employment agreements are three years. For each of Messrs. Crowley, each year the agreement may be extended so that the agreement remains in effect for a rolling three years upon agreement of Messrs. Crowley and by affirmative action of the Bank's board of directors. For the other executives, at the January 1, 2004 end of the initial three year term and on each anniversary date thereafter, the employment term may be extended for an additional year upon agreement of the executive and by affirmative action taken by the Bank's board. The terms were so extended at January 1, 2004. Under the employment agreements, each executive is entitled to a base salary which is reviewed annually based upon individual performance and the Bank's financial results, as well as benefits and perquisites, in accordance with the Bank's policies.

The current annual salary amounts for each of the covered executive officers are as follows: Mr. Crowley Jr.-$620,000; Mr. Crowley Sr.-$240,000; Mr. Maurer-$164,250; Mr. Anderegg - $164,250; Mr. Callen - $159,925; and Ms. Scholz - $114,125. These amounts may be changed in subsequent years, but generally may not be reduced.

The employment agreements can be terminated at the election of the executive officer or the Bank at the expiration of the term, at any time for cause, upon the occurrence of certain events specified by federal statute or regulation, or as a result of the executive officer's retirement, disability or death. Each employment agreement can also be voluntarily terminated without cause by the executive officer or the Bank. Each executive officer may also terminate his or her employment agreement under certain circumstances following a change in control.

Upon termination of an executive's employment at his or her election at the expiration of the term of the employment agreements, the executive is entitled to receive unpaid compensation for the period of employment plus accrued but unused vacation time. Upon termination of employment at the election of the Bank at the expiration of the term, the executive is entitled to receive the same compensation as if he or she had voluntarily terminated at the end of the term as well as an amount equal to 100% of his or her annual base salary at the date of termination and certain benefits for a period of twelve months thereafter.

Upon each executive's death or retirement at age 65, the executive or the executive's personal representative will receive his or her earned but unpaid base salary and incentive compensation prorated to the end of the calendar month in which such termination occurs and compensation for accrued but unused vacation time. If the executive officer terminates employment voluntarily or is terminated by the Bank for cause, the executive shall not be entitled to any compensation or benefits for any period after the date of termination.

If during the term the Bank terminates an executive officer without cause or the employment agreement is terminated by the executive officer for cause, the executive would be entitled to receive 100% of base salary at the time of termination through the end of a one-year severance period. In the case of Messrs. Crowley, however, the period is extended to 12 months beyond the current term of employment, but not more than 36 months. Also, the executive would continue to receive certain insurance and other benefits until twelve months after the end of the term of employment. The Bank must also pay to each executive an additional lump sum cash payment in an amount equal to the product of the Bank's annual aggregate contributions for the executive to all qualified retirement plans in the year preceding termination and the number of years in the severance period.

Under each employment agreement, the executive officer may also terminate employment following a change in control of the Bank under certain circumstances, including a reduction in compensation or responsibilities. Upon any such termination as a result of a change in control, each executive officer has a right to receive payments and benefits as if a termination by the Bank without cause had occurred. However, the aggregate amount of all severance payments and termination benefits, computed on a present value basis, may not exceed an amount which would cause the payments to be characterized as parachute payments within the meaning of Section 280G(b)(2) of the Internal Revenue Code (the "Code"). That section generally defines parachute payments to include any severance payments and termination benefits which, on a present value basis, equal or exceed three times the person's average annual total compensation over a five-year period immediately preceding the change in control.

When First Northern was acquired by Bank Mutual Corporation as of November 1, 2000, Rick B. Colberg, now the Company's Chief Financial Officer, entered into a new employment agreement with First Northern; this agreement was assumed by the Bank when First Northern merged into it. The terms of this employment agreement are substantially the same as those for executive officers (other than Messrs. Crowley) described above, except that Mr. Colberg would have been entitled to two years' salary in the event the Bank would not renew the agreement at the end of its initial term. Also, when the agreement was renewed as of November 1, 2003, it was renewed at an annual salary of $116,500 for a 14-month period to make the term coincident with the terms of the other executive officers' agreements.

Mr. Meeuwsen had an employment agreement with First Northern prior to its acquisition by Bank Mutual Corporation. Upon Mr. Meeuwsen's retirement in 2003, compensation under his employment agreement ended, and Mr. Meeuwsen entered into a resignation and separation agreement. As part of that agreement, the Company agreed that Mr. Meeuwsen could retain his company automobile, which had a book value of approximately $8,000. That agreement also provided for, and the Compensation Committee agreed to, the early vesting of stock options for 58,699 shares which otherwise would not have vested; based upon the closing price of Company common stock on the date of the agreement, the shares had a market value of approximately $410,753 in excess of the option exercise price. Mr. Meeuwsen forfeited options for 117,394 shares and 98,319 restricted shares, however, because they were not vested. The resignation and separation agreement had other provisions which were consistent with Mr.

Meeuwsen's employment agreement in the case of a voluntary termination by Mr. Meeuwsen, and he further confirmed his non-competition agreement with the Company.

Other Compensation Agreements

Crowley Sr. Deferred Compensation Agreement. The Bank has had a deferred compensation arrangement with Mr. Crowley Sr. for over 20 years under which it agreed to defer part of Mr. Crowley's compensation in exchange for compensation payments at the later date. The precise provisions have been modified from time to time, most recently in a 1998 agreement. To fund this obligation, the Bank purchased a life insurance policy on Mr. Crowley, Sr. The policy is fully paid, and the Bank believes the arrangement is fully funded.

Upon Mr. Crowley Sr.'s retirement, he will receive a life income in monthly installments, with a minimum of 240 installments. The monthly installments will be equal to the amount that would be payable to the Bank under the life insurance policy if the Bank were to exercise a settlement option under the policy for monthly life income, with a 240 month period certain, with payments commencing as of the date of Mr. Crowley's retirement. If Mr. Crowley were to die before retirement or receipt of 240 monthly payments, the amounts otherwise payable to him will be paid in equal shares to his two children (including Mr. Crowley Jr.) or to their survivors. Under certain circumstances, the Bank may elect to make a lump sum or other type of payment to Mr. Crowley Sr. or his heirs, which would be based upon other forms of payment which may be available under the life insurance policy.

First Northern Supplemental Retirement Agreements. Before it was acquired by the Company, First Northern Savings entered into supplemental retirement agreements with Mr. Meeuwsen, Mr. Colberg and certain other officers. Messrs. Meeuwsen and Colberg, or their beneficiaries, will receive a total of 180 monthly payments of $10,520 and $2,646 per month, respectively, commencing on the first day of the month following the earlier of their respective attainment of age 65 or their death. If the supplemental retirement benefits commence prior to the executive's attainment of age 65 because of his death, or if the executive officer requests acceleration of his benefit payments (and the compensation committee consents to such acceleration), the amount of the monthly payment will be reduced to reflect a 6% discount rate compounded monthly. These supplemental retirement agreements are vested and are subject to the same parachute payment limitations that govern employment agreements.

Other Benefit Plans

Employee Stock Ownership Plan. The ESOP is a tax-qualified plan that covers substantially all salaried employees who have at least one year of service and have attained age 21. It became effective at the completion of the Bank's 2000 restructuring. The Company loaned the ESOP sufficient funds to purchase up to 8% of the Company shares issued to persons other than the MHC. The ESOP has purchased 3,271,947 Company shares.

The loan is for a term of ten years and calls for level annual payments of principal. Interest payments, at the prime rate, will be made quarterly. The ESOP initially pledged the shares it purchased as collateral for the loan and holds them in a suspense account until allocated to employees upon repayment of loan principal.

The ESOP does not allocate the pledged shares immediately. Instead, it will release a portion of the pledged shares annually as payments are made on the loan. The loan payments made by the ESOP come from employer contributions and, in 2002, dividends paid on the shares held in the plan. If the ESOP repays its loan as scheduled over a 10-year term, 10% of the shares would be released and allocated to participants annually in 2001 through 2010. As a result of the actual payments made, 327,194 and 436,960 shares were allocated to participants' accounts in 2003 and 2002, respectively. The ESOP allocates the shares released each year that are attributable to employer contributions among the accounts of participants in proportion to their compensation for the year. For example, if a participant's compensation for a year represents 1% of the total compensation of all participants for the year, the ESOP would allocate to that participant 1% of the shares released for the year attributable to employer contributions.

ESOP participants direct the voting of shares allocated to their individual accounts. Shares in the suspense account, which are those not yet allocated to individual accounts, are voted at the Company board's discretion.

Restoration Plans. The Company also maintained "Restoration Plans" to compensate participants for any benefits under the ESOP and the Bank Mutual Corporation 401(k) Plan which they are unable to receive because of limitations under the Code on contributions and benefits. The plans were originally established in 2001 by the Bank as parts of a single plan; they were approved by the Compensation Committee as part of the assumption of the plans at the holding company level.

The Code limits the salary deferrals that an employee may contribute to the 401(k) Plan and also restricts the amount of tax-qualified plan benefits that can be received by plan participants.

The restoration plans provide benefits for officers and employees based upon the allocations they would have received in the ESOP in the absence of Code limitations. The restoration plans also permit eligible officers to defer compensation which they are unable to contribute to the 401(k) Plan and receive allocations thereunder because of Code limits. Under the Code, in 2003, only the first $200,000 of compensation may be considered in determining benefits under tax-qualified plans. That amount is subject to annual cost-of-living adjustments, and increases to $205,000 in 2004.

For example, under the ESOP, only the first $200,000 of earnings are considered in determining ESOP benefits for 2003. Under the restoration plans, an executive officer or employee would receive an amount equal to the benefit that the participant would have received under the ESOP in the absence of the compensation limit. Therefore, if an officer had total compensation of $250,000, the officer would receive an award equal to the average allocation percentage under the ESOP for the $50,000 of compensation in excess of the Code limit.

The restoration plan relating to the ESOP covers all employees, and the plan relating to the 401(k) plan covers all executive officers. The annual allocations to employees under the restoration plans are not tax deductible by the employer or included in the taxable compensation of the employees receiving the allocations. When benefits are paid to employees following their termination of employment, the payments will be deductible by the employer and included in the taxable compensation of the employees receiving those payments.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Committee Composition. The Bank Mutual Corporation board of directors has established a Compensation Committee to determine salaries, and make other compensation and plan decisions. It made compensation determinations for 2003, and expects to continue in that role going forward. The current members of the Compensation Committee are identified below.

Compensation Philosophy. In determining compensation, the Committee has recognized that the Company and its subsidiaries must provide its executive officers and key employees a competitive compensation package in order to attract and retain talented and highly experienced personnel. The Committee has sought to offer compensation which it believes is in line with compensation paid by other similarly situated institutions (including banks, savings banks and savings associations, but not co-extensive with the broad based, nationwide group used for peer group comparison in the Performance Graph), so as to be neither unduly generous nor lagging other institutions. In making its decisions, the Committee has also noted that, as a mutual institution, the Bank previously could not provide stock-based incentive compensation, as could publicly held institutions, and noted the effect on prior compensation when going forward.

Base Salary. In determining the base salary of executive officers under their employment agreements, the Committee reviewed, among other things, third party surveys of peer institutions, the historical compensation of those officers and performance of the Company and its subsidiaries, including First Northern prior to the acquisition in the case of former First Northern officers. The Committee noted that comparisons between 2001 and other years were affected by the change in accounting for goodwill, pursuant to which goodwill is no longer regularly amortized, that became effective in 2002.

In making those reviews about performance in fiscal 2002 for fiscal 2003 compensation, the Committee also recognized the significant efforts which all of the executive officers had made during 2002 to continue the implementation of the acquisition of First Northern, and prepare for the merger of First Northern into the Bank.

Salary determinations were not directly related to statistical corporate performance, since the bonus and incentive plans are heavily performance based and remained significant in 2003. Based upon those results, the Committee determined that most executive officers should receive a modest increase (up to 4.2%) in base salary, except in the case of Mr. Meeuwsen who received a 23% increase to reflect changing duties and a 9% increase to the chief financial officer who had been covered by the now-eliminated former First Northern bonus plan, which had a higher bonus component in its compensation than the Bank's. The Committee also noted that stock-based incentives were awarded in 2001 and provided an additional means of compensation, but that no additional awards were made in 2002 and were considered unlikely in 2003 when compensation decisions were made.

Bonus/Incentives. For fiscal 2003, cash incentive payments were determined under the Bank's cash incentive plan. Under the plan for 2003, the Committee set the Company's return on assets and income targets, of 0.92% and $26.1 million, respectively, as well as target bonus payments (expressed as a percentage of base salary) for each of the executive officers. Actual bonus amounts are determined based upon the Company's performance as to those financial criteria. For each average percentage point by which the Company missed its targets, the potential bonus would be reduced by 1.5 percentage points. The plan permits a portion of the bonus to be determined based on individual performance goals; that alternative was used for 20% of the bonus for selected individuals (excluding Messrs. Crowley) in 2003.

In fiscal 2003, the Company achieved 83% and 85% of its return on assets and income targets, respectively, for an average of 84%. Therefore, due to the reduction by 1.5 times the percent by which goals were missed, executive officers earned bonuses equaling 76% of their target bonus amounts, to the extent bonuses were determined by corporate performance. In cases in which a discretionary bonus component was also paid to certain executive officers, it was also set at 76% of the target amount to mirror the statistical determination.

Chief Executive Officer Compensation. In addition to the factors discussed above, when determining the salary of the Chief Executive Officer, the Committee continued a transition that began the prior year to more incentive-based compensation but also to recognize in his base pay the satisfaction with his performance. The Committee noted his accomplishments during 2002, particularly the planning progress toward combining the two subsidiaries and the beginning of consideration of the Company's full conversion transaction. The Committee therefore increased the cash base salary to the CEO by 4.2%. The Committee also noted that under the cash incentive plan, the Chief Executive Officer would be eligible to earn a cash incentive bonus of up to 20% of his $620,000 base salary. His 2003 bonus was $94,240, which in the CEO's case was 76% of the maximum bonus amount, determined solely as a result of corporate performance under the Bank's cash incentive plan.

In addition, the Committee noted that the Chief Executive Officer was eligible for stock-based compensation under the 2001 Plan. The Chief Executive Officer was awarded 293,488 restricted shares, and options to purchase 675,021 shares in 2001. No further awards were made in 2002 or 2003 as a result of the significant awards in 2001 and the limitation of shares available under the 2001 Plan. In 2003, the CEO was allocated 3,260 shares under the ESOP, on the same basis as other employees. In addition, under the benefits restoration plan, the CEO received payments totaling $93,008, due to the limitation of benefits under qualified plans relating to the 401(k) Plan and ESOP.

Stock-Based Incentives. The Committee believes that stock-based compensation can provide an important incentive to executive officers that also aligns their interests with those of shareholders, since the value of the compensation will depend upon the performance of the stock price. The ESOP has been established, and the 2001 Plan was approved by shareholders, to provide certain stock-based compensation. However, Office of Thrift Supervision ("OTS") regulations limited the amount and types of stock-based compensation which could be authorized or granted within one year of Bank Mutual Corporation's restructuring.

In view of the size of awards under the 2001 Plan made during 2001, the OTS regulations which limited the size of the 2001 Plan and the desire to retain the ability to grant additional options or awards to newly hired persons, the committee did not grant any stock options, or award any restricted shares, to executive officers in 2003. However, the Committee has approved the 2004 Incentive Plan, subject to shareholder approval. The 2004 Incentive Plan would provide an additional stock-based incentive to executive officers, key employees and directors.

Section 162(m) Limitations. Section 162(m) of the Code limits the deductibility of compensation to certain executive officers of publicly held companies of over $1 million in any fiscal year. Exceptions are made for, among other things, performance-based plans approved by shareholders. The Committee is mindful of these limitations. Shareholder approval of the 2001 Plan was obtained, and approval of the 2004 Incentive Plan is being sought, among other reasons to qualify for an exception from Section 162(m) for the performance-based compensation (primarily stock options) payable under the plans.

Members of the Compensation Committee:

David J. Rolfs (Chairman) Raymond W. Dwyer, Jr. Thomas J. Lopina, Sr. William J. Mielke

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee was an officer or employee of the Company or a bank subsidiary, nor did any of them have any other reportable interlock. Mr. Lopina has outstanding loans from the Bank. For a description of the Company's policies with respect to loans to officers, directors and employees, and Mr. Lopina's loans, see "Certain Transactions with the Company."

PERFORMANCE GRAPH

Set forth below is a line graph comparing the cumulative total shareholder return on Company common stock, based on the market price of the common stock and assuming reinvestment of cash dividends, with the cumulative total return of companies on the NASDAQ Stock Market US Index, and the SNL Midwest Thrift Index. The graph assumes $100 was invested on November 2, 2000, the first date of our stock trading, in Company common stock and each of those indices. In addition, we also present comparable information for the SNL Mutual Holding Company Thrift Index, which the Company previously used as its "peer group" index. Because of the end of the Company's mutual holding company form of ownership in 2003 in the conversion to full shareholder ownership, the Company believes that the SNL Midwest Thrift Index will provide a more comparable peer group, of thrift institutions generally operating in the same geographic area, for comparison going forward.



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Bank Mutual Corporation
NASDAQ - Total US
SNL MHC Thrifts Index
SNL Midwest Thrift Index
11/02/00
12/31/00
12/31/01
12/31/02
12/31/03

	Period Ended				
Index	11/02/00	12/31/00	12/31/01	12/31/02	12/31/03
Bank Mutual Corporation	100.00	93.83	153.95	237.15	434.30
NASDAQ—Total US	100.00	71.67	56.86	39.30	77.79
SNL MHC Thrift Index	100.00	113.45	147.65	212.02	358.55
SNL Midwest Thrift Index	100.00	116.79	134.31	173.15	240.55

PROPOSED 2004 STOCK INCENTIVE PLAN

The information in this proxy statement with respect to the proposed 2004 Incentive Plan is qualified in its entirety by reference to the text of the Bank Mutual Corporation 2004 Stock Incentive Plan, which is attached hereto as Appendix A.

General

At the annual meeting, Company shareholders are asked to approve the Bank Mutual Corporation 2004 Stock Incentive Plan (the "2004 Incentive Plan"). The 2004 Incentive Plan was adopted by the Company's board on February 2, 2004, subject to shareholder approval at the annual meeting. The 2004 Incentive Plan is intended to constitute a stock-based incentive plan for the Company, as contemplated in the offering and proxy materials for the conversion of Bank Mutual Corporation to a fully shareholder-owned company in 2003. It includes provisions by which the Company may grant directors, executive officers and other officers and key employees stock options and/or management recognition awards, which may be designated as restricted stock awards or restricted stock unit awards. The terms and conditions of any stock incentive plan adopted within one year of a mutual-to-stock conversion are substantially limited by regulations of the OTS, and the Company has drafted the plan to comply with those OTS regulations. No options or awards have yet been granted under the 2004 Incentive Plan, and will not be granted prior to shareholder approval of the 2004 Incentive Plan. See "Executive Compensation" above with information on awards previously made under the 2001 Plan.

The 2004 Incentive Plan is intended to enhance the operations of Bank Mutual Corporation and its subsidiaries by providing increased incentives for selected officers, key salaried employees and directors of the Company. The 2004 Incentive Plan follows on and mirrors the incentives provided by the 2001 Plan, which was approved by shareholders. However, as a result of the 2003 conversion transaction, no further award grants may be made under the 2001 Plan and a new plan is needed to provide these sorts of stock-based incentives. The Company board believes that adoption of the 2004 Incentive Plan is desirable because it will promote the interests of the Company and its shareholders by continuing and strengthening the Company's ability to retain and attract key salaried employees and directors, by encouraging them to maintain a personal interest in the Company's continued success and progress, and by providing a means linking personal compensation to creation of value to Company shareholders.

The 2004 Incentive Plan complies with the regulations of the OTS. However, the OTS in no way endorses or approves the 2004 Incentive Plan. No written or oral representation shall, or may, be made regarding OTS approval. If any such representations are made, they should not be relied upon.

The Bank Mutual Corporation board of directors has adopted the 2004 Incentive Plan as advisable and in the best interests of the Company and its shareholders. The board unanimously recommends that Company shareholders vote FOR approval of the 2004 Incentive Plan.

2004 Incentive Plan

The 2004 Incentive Plan provides for the grant of:

- incentive stock options ("ISOs"), intended to qualify within the meaning of Section 422 of the Code;
- non-qualified stock options ("NSOs"); and
- management recognition awards, which may be designated as restricted stock awards or restricted stock unit awards.

In this proxy statement, we refer to ISOs and NSOs as "options", and options and restricted stock or restricted stock unit grants collectively as "awards".

Under the 2004 Incentive Plan, the maximum number of shares of Company common stock that may be issued pursuant to options is 4,106,362, and the maximum number of shares subject to management recognition awards, which may be restricted stock or restricted stock units, is 1,642,521. Shares may either be original issue shares or treasury shares that have been repurchased by the Company. The total number of shares that may be issued under the 2004 Incentive Plan represents approximately 7.3% of the number of shares of common stock outstanding. The 2004 Incentive Plan has a term of ten years.

The 2004 Incentive Plan will be administered by a committee designated by the Bank Mutual Corporation board, which initially is the Compensation Committee. The Committee, in its discretion, will designate the persons to whom awards will be made, grant the awards in the form and amount as it determines, and impose such limitations, restrictions and conditions upon any such award as it deems appropriate. Key salaried employees and directors of the Company or any subsidiary are eligible to receive awards, with the following limits:

- No one person may receive more than 25% of the shares available for award;
- Non-employee directors may not receive more than 5% individually, or 30% in the aggregate, of the shares available for option or management recognition awards.

The Company estimates that the number of persons currently eligible to participate in the 2004 Incentive Plan is in the range of 60 to 70, including each of the executive officers and the directors. The Company cannot determine at this time the number of awards to be granted in the future to persons named in the Summary Compensation Table in this proxy statement, to any other specific officer or employee, to all current executive officers as a group, to all employees as a group or to all directors.

The exercise price of options granted under the 2004 Incentive Plan may not be less than 100% of the fair market value, as defined in the 2004 Incentive Plan, of the shares on the date the option is granted. Subject to change in control provisions discussed below, 20% of the shares covered by options granted under the 2004 Incentive Plan will become exercisable after one year and an additional 20% in each of the next four years. While the Committee may designate a slower vesting schedule, options may not vest more quickly than under the vesting schedule provided in the 2004 Incentive Plan. In addition, the Committee does not have the authority to reprice options, accelerate vesting or otherwise materially vary the terms of options once they are granted. Options will have a maximum exercise term of ten years from the date of grant.

No person may receive an ISO if, at the time of grant, the person owns, directly or indirectly, more than 10% of the total combined voting power of the Company, unless the exercise price is at least 110% of the fair market value of the shares and the exercise period of such ISO is limited to five years. The maximum fair market value, determined at time of grant, of shares covered by ISOs that first become exercisable by any employee in any one calendar year is limited to $100,000. On March 4, 2004, the fair market value of Company common stock, as defined in the 2004 Incentive Plan, was $11.14 per share.

Shares of restricted stock may be issued either alone or in addition to other awards granted under the 2004 Incentive Plan. The Committee will determine the eligible persons to whom and the times at which grants of restricted stock will be made, the number of shares to be awarded, the time or times within which such awards may be subject to forfeiture, and any other terms and conditions of the awards. Shares of restricted stock will not vest more quickly than provided by the schedule for options. Grants of restricted stock also may be conditioned upon the attainment of specified performance goals or other criteria determined by the Committee, and the provisions of restricted stock awards do not need to be the same with respect to each recipient.

Each individual receiving a restricted stock award will be issued a stock certificate in the recipient's name and bearing a legend referring to the restrictions applicable to the shares. Until the restrictions lapse, a grantee will not be permitted to transfer or encumber the shares of restricted stock, but will have all of the other rights of a shareholder, including the right to vote the shares and the right to receive dividends. All shares still subject to restriction will be forfeited upon termination of a grantee's service. In addition to the time vesting requirements, restricted stock and restricted stock units may include other conditions to the lapse of restrictions or the receipt of the underlying shares.

The Committee may determine to grant restricted stock units under the 2004 Incentive Plan. Instead of being issued a certificate for shares, a restricted stock unit grant consists of an agreement to issue shares in the future if specified conditions established by the Committee are satisfied. Until the stock certificates are issued, a recipient does not have a right to vote, dispose of or receive dividends on the shares which underlie a unit. Unvested restricted stock units are forfeited upon termination of a grantee's service. Restricted stock unit awards are otherwise substantially similar to those for restricted stock.

In the event of any recapitalization, stock split or reverse split, stock dividend, merger in which Bank Mutual Corporation is the surviving entity, combination or exchange of shares, or other capital change affecting Company common stock, appropriate changes in the number and kind of shares available for grant under the 2004 Incentive Plan and in the number, price and kind of shares covered by outstanding awards shall be made. In the case of an acquisition of the Company, the related agreement may provide for conversion of options in an equitable manner comparable to the consideration received by shareholders. The 2004 Incentive Plan also provides that all awards will become fully vested upon a change in control of the Company. Special accelerated vesting and exercise rules apply in the event of death or disability. If an optionee is terminated for cause, all options held by such optionee shall be deemed terminated and not exercisable.

Payment for shares acquired through the exercise of options issued under the 2004 Incentive Plan may be made either in cash or in shares of Company common stock beneficially owned by the optionee for at least six months prior to exercise, valued at their fair market value as of the exercise date, or in a combination thereof.

Each award under the 2004 Incentive Plan will be evidenced by an agreement containing such terms and conditions as the Committee may establish from time to time.

Tax Consequences

The following is a brief summary of the principal federal income tax consequences of awards made under the 2004 Incentive Plan based upon the applicable provisions of the Code in effect on the date hereof.

Non-Qualified Stock Options. An optionee will not recognize taxable income at the time an NSO is granted. Upon exercise of an NSO, an optionee will recognize taxable income in an amount equal to the difference between the exercise price and the fair market value of the shares at the date of exercise. The amounts of such difference will be a deductible expense to the Company for tax purposes. On a subsequent sale or exchange of shares acquired pursuant to the exercise of an NSO, the optionee will recognize a taxable gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of such shares. The tax basis will, in general, be the amount paid for the shares plus the amount treated as compensation income at the time the shares were acquired pursuant to the exercise of the option.

Incentive Stock Options. A optionee will not recognize taxable income at the time an ISO is granted. Further, an optionee will not recognize taxable income upon exercise of an ISO if the optionee complies with two separate holding periods: shares acquired upon exercise of an ISO must beheld for at least two years after the date of grant and for at least one year after the date of exercise. The difference between the exercise price and the fair market value of the stock at the date of exercise is, however, a tax preference item. When the shares of stock received pursuant to the exercise of an ISO are sold or otherwise disposed of in a taxable transaction, the optionee will recognize a capital gain or loss, measured by the difference between the exercise price and the amount realized.

Ordinarily, an employer granting ISOs will not be allowed any business expense deduction with respect to stock issued upon exercise of an ISO. However, if all of the requirements for an ISO are met except for the holding period rules set forth above, the optionee will be required, at the time of the disposition of the stock, to treat the lesser of the gain realized or the difference between the exercise price and the fair market value of the stock at the date of exercise as ordinary income and the excess, if any, as capital gain. The Company will be allowed a corresponding business expense deduction to the extent of the amount of the optionee's ordinary income.

Restricted Stock. A grantee receiving a restricted stock award will generally recognize ordinary income in an amount equal to the fair market value of the stock at the time the stock is no longer subject to forfeiture. While the restrictions are in effect, the grantee will recognize compensation income equal to the amount of any dividends received and the Company will be allowed a deduction for that amount. A grantee may elect, under Section 83(b) of the Code, within 30 days of the stock grant, to recognize taxable ordinary income on the date of grant equal to the fair market value of the shares (determined without regard to the restrictions) on such date. The Company will generally be entitled to a deduction equal to the amount that is taxable as ordinary income to the grantee in the year that such income is taxable.

Restricted Stock Units. A grantee will not recognized taxable income at the time a restricted stock unit award is granted. When the applicable conditions have been satisfied, the grantee will recognize ordinary income in an amount equal to the fair market value of the stock that is issued. The Company will generally be entitled to a deduction equal to the amount that is taxable as ordinary income to the grantee in the year that such income is taxable.

CERTAIN TRANSACTIONS WITH THE COMPANY

The Bank has had, and expects to continue to have, regular business dealings with its officers and directors, as well as their associates and the firms which they serve. The Bank's historical policy has been that transactions with its directors and executive officers be on terms that are no more beneficial to the director or executive officer than the Bank would provide to unaffiliated third parties. Directors and executive officers, and their associates, regularly deposit funds with the Bank; the deposits are made on the same terms and conditions which are offered to other depositors.

The Bank historically discouraged lending from the Bank to its insiders, but loans were occasionally made. Certain directors and executive officers have been indebted to the Bank for loans made in the ordinary course of business. Those loans have been on substantially the same terms, including interest rates and collateral, as those then prevailing for comparable transactions with other persons. These loans do not involve more than the normal risk of collectability or present other unfavorable features.

Upon the merger of First Northern into the Bank, the combined Bank adopted policies for loans, with preferential rates, to officers, directors and employees similar to First Northern's historical policies. Prior to its acquisition by the Company, First Northern established policies relating to loans to directors and officers which, consistent with applicable laws and regulations, permitted certain preferential loan terms to directors and executive officers. Management believes that the loans made to directors, officers and employees do not involve more than the normal risk of collectability or present other unfavorable features.

The following table sets forth certain data relating to existing loans with these special terms to directors and executive officers of Bank Mutual Corporation where the aggregate amount of such loans exceeded $60,000 at any time since January 1, 2003 and the interest rate was below that offered to all other customers for comparable transactions. Information for loans with no preferential terms is not, and need not be, presented.

Name and Positions	Type	Date of Loan	Original Amount of Loan	Maximum Balance in 2003	Balance as of 12/31/03	Interest Rate During Last Fiscal Year	Comparable Note Rate for Other Customers
Thomas J. Lopina Director	Mortgage	6/23/93	$110,000	$ 83,465	$ 80,228	3.0%(1)	6.25%
	LC (2)	12/11/00	$65,000(2)	$ 64,508	$ 63,849	4.0%(3)	5.5%(3)
Michael D. Meeuwsen former President and COO of the Company and EVP and COO of the Bank	Mortgage	02/24/97	$156,000	$ 79,490	-0-	3.0%(1)	7.25%
	LC (2)	07/11/91	$100,000(2)	$ 67,445	-0-	(4)	4.25%(3)
Robert B. Olson Director	Mortgage	7/31/97	$160,000	$105,934	$ 97,152	3.0%(1)	6.625%
	Mortgage (Second Home)	9/29/98	$100,000	$ 13,059	-0-	--	--
J. Gus Swoboda Director	Mortgage	4/13/98	$170,000	$134,290	$126,322	3.0%(1)	5.75%
	LC (2)	3/15/01	$100,000(2)	$ 76,276	$ 76,276	4.0%(3)	5.5%(3)

(1) On January 1, 2004, in accordance with the First Northern mortgage loan policy for directors, officers and employees, the interest rate on mortgage loans for officers and directors was 3.0%. It was 4% during January 2003, and 3% for the balance of the year. The interest rate for 2004 is 2.75%.

(2) Line of credit. The amount shown for the original amount is the maximum amount which may be borrowed under the line. The lines are secured by second mortgages.

(3) The line of credit interest rate is based on the prime interest rate, and varied from 4.00% to 4.25% during 2003; amounts shown are at year end.

(4) Varied from 4.0% to 4.25% prior to Mr. Meeuwsen's retirement, and 6.0% thereafter.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Bank Mutual Corporation board of directors was constituted in 2000, upon the Company's formation. The Audit Committee's functions include meeting with the Company's independent auditors and making recommendations to the board regarding independent public accountants; assessing the adequacy of internal controls, accounting methods and procedures; review of public disclosures required for compliance with securities laws; and consideration and review of various other matters relating to the Company's financial accounting and reporting. No member of the Audit Committee is employed by or has any other material relationship with the Company. The members are "independent" as defined in Rule 4200(a)(15) of the NASD listing standards for the Nasdaq Stock Market. The board of directors has adopted a written charter for the Audit Committee; a copy of that charter is attached to this proxy statement as Appendix B.

In connection with its function to oversee and monitor the financial reporting process of the Company, the Audit Committee has done the following:

- reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2003 with Bank Mutual Corporation management;
- discussed with Ernst & Young LLP, the Company's independent auditors, those matters which are required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU §380); and

- received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with Ernst & Young LLP its independence.

Based on the foregoing, the Audit Committee recommended to the board that those audited financial statements be included in the Company's annual report on Form 10-K for the year ended December 31, 2003.

In addition, the Audit Committee also considered the fees paid to Ernst & Young LLP for services provided by Ernst & Young during 2003. See "Independent Auditors" below. The Committee believes that the provision of the non-audit services is compatible with maintaining Ernst & Young's independence.

Members of the Audit Committee:

William J. Mielke, Chairman   Thomas H. Buestrin   Robert B. Olson   David J. Rolfs

INDEPENDENT AUDITORS

The firm of Ernst & Young LLP has audited the books and records of Bank Mutual Corporation for 2003; it has served as the independent accountants for the Bank for more than 20 years and of the Company since its inception in 2000. The audit committee and board of directors have decided to appoint Ernst & Young LLP as the independent auditors to audit the books and accounts of the Company for 2004, subject to shareholder ratification. Representatives of Ernst & Young LLP are expected to be present at the annual meeting to respond to appropriate questions and to make a statement if they so desire.

Fees (including reimbursements for out-of-pocket expenses) paid to Ernst & Young LLP for services in fiscal 2003 and 2002 were as follows:

	2003	2002
Audit fees:	$ 270,000	$ 163,500
Audit-related fees:	-0-	-0-
Tax fees:	40,475	41,875
All other fees:	-0-	-0-

The above amounts relate to services provided in the indicated fiscal years, irrespective of when they were billed. Audit fees in 2003 included professional services related to the audited financial statements in connection with Bank Mutual Corporation's SEC registration statement for its 2003 offering of stock. Tax services consisted solely of compliance matters, including tax return assistance. The Audit Committee considered the compatibility of non-audit services by Ernst & Young LLP with the maintenance of that firm's independence.

The Audit Committee generally approves all engagements of the independent auditor in advance, including approval of the related fees. The Audit Committee approves individual projects and the approved levels of fees for each. Management must have them approved by the Committee. Projects of the types approved in general by the Committee for which fees total less than $10,000 in each case may be approved by management with the concurrence of the chair of the audit committee, subject to review and approval by the Committee at its next meeting. There were no services in fiscal 2003 that were not approved in advance by the Committee or by the chairman under this policy. Services in fiscal 2002 were engaged prior to the development of the Committee's current requirements for prior approval.

SHAREHOLDER PROPOSALS AND NOTICES

Shareholder proposals must be received by the Secretary of Bank Mutual Corporation, Eugene H. Maurer, Jr., no later than November 12, 2004 in order to be considered for inclusion in next year's annual meeting proxy materials pursuant to SEC Rule 14a-8.

Under SEC rules relating to the discretionary voting of proxies at shareholder meetings, if a proponent of a matter for shareholder consideration (other than a shareholder proposal) fails to notify Bank Mutual Corporation at least 45 days prior to the month and day of mailing the prior year's proxy statement, then management proxies are allowed to use their discretionary voting authority if a proposal is raised at the annual meeting, without any discussion of the matter in the proxy statement. Therefore, any such matters must be received by the Company by January 26, 2005 in the case of the 2005 annual meeting of shareholders. The Company is not aware of any such proposals for the 2004 annual meeting.

The Company bylaws also require that any nomination of a director or submission of a matter for consideration of the meeting must be presented, with specified accompanying information, to Bank Mutual Corporation's corporate Secretary at least 70, but not more than 100, days before the scheduled date for the next annual meeting of shareholders. No such submissions have been received by the Company for the 2004 annual meeting. Assuming that the 2005 annual meeting is held as scheduled on May 2, 2005, the period in which materials must be received is between January 22, 2004 and February 21 for the 2005 annual meeting.

By Order of the Board of Directors

Eugene H. Maurer, Jr.
Senior Vice President and Secretary

Milwaukee, Wisconsin
March 9, 2004

A copy (without exhibits) of Bank Mutual Corporation's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2003 is attached to this proxy statement. The Company will provide an additional copy of the 10-K (without exhibits) without charge to any record or beneficial owner of Company common stock on the written request of that person directed to: Rick B. Colberg, Chief Financial Officer, Bank Mutual Corporation, 4949 West Brown Deer Road, Milwaukee, Wisconsin 53223. The 10-K provides a list of exhibits, which will be provided for a reasonable fee to reflect duplication and mailing costs; exhibits are also available through the SEC's website at www.sec.gov.

Multiple Shareholders Sharing the Same Address. In some cases, we have multiple shareholders of record at a single address. We are sending a single annual report and proxy statement to that address unless we received instructions to the contrary. Each shareholder of record, however, will continue to receive a separate proxy card. This practice, known as "householding," is designed to reduce our printing and postage costs. If you wish to receive separate copies of the annual report and proxy statement now or in the future, or to discontinue householding entirely, you may call our transfer agent, Registrar and Transfer Company, at 1-800-368-5948, contact it by e-mail at info@rtco.com, or provide written instructions to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572.

If you receive multiple copies of the annual report and proxy statement, you also may contact our transfer agent at the telephone number or address above to request householding. If your shares are held in street name through a bank, broker or other holder of record, you may request householding by contacting that bank, broker or other holder of record.

Appendix A

BANK MUTUAL CORPORATION

2004 STOCK INCENTIVE PLAN

(as adopted February 2, 2004,
subject to shareholder approval)

I. PURPOSE

1.01 *Establishment of Plan.* The purpose of this Plan is to promote the growth and development of Bank Mutual Corporation ("BKMU") by providing increased incentives for key salaried employees and directors of BKMU and of any present or future Subsidiaries. A "Subsidiary" as used herein shall mean any corporation in which BKMU or another corporation qualifying as a Subsidiary within this definition owns 50% or more of the total combined voting power of all classes of stock. This Plan provides for the granting of (i) incentive stock options ("ISOs") intended to qualify as such within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended from time to time (the "Code"), (ii) non-qualified stock options ("NSOs"), and (iii) Management Recognition Awards. The three types of benefits that may be granted under the Plan are collectively referred to as "Awards".

II. SHARES SUBJECT TO AWARD

2.01 *Available Shares.* A total of not more than 1,642,521 shares of BKMU common stock are available for the issuance of Management Recognition Awards under the Plan and a total of not more than 4,106,362 shares of BKMU common stock are available for the issuance of other Awards under the Plan. The shares issued under the Plan may either be shares issued and reacquired by BKMU or authorized but unissued shares. Shares subject to and not issued under an Award which expires, terminates or is cancelled for any reason during the term of the Plan shall again become available for the granting of Awards under the Plan.

2.02 *Changes in the Number of Available Shares.* In the event of any recapitalization, stock split or reverse split, combination or exchange of shares, stock dividend, merger in which BKMU is the surviving corporation, combination or exchange of shares, or other capital change affecting the common stock of BKMU, the Committee (defined in Section 3.01 hereof) shall make, subject to the approval of the Board of Directors of BKMU, equitable and appropriate changes in the aggregate number and kind of shares available for which Awards may be granted under the Plan and in the number, price and kind of shares covered by Awards granted or to be granted under the Plan, provided that no changes shall be made in any ISO which would cause such option to fail to continue to qualify as an incentive stock option within the meaning of Section 422 of the Code.

III. ADMINISTRATION

3.01 *Administration by the Committee.* The Plan shall be administered by a committee designated by the Board of Directors of BKMU (the "Committee"), and shall initially be the Compensation Committee of the Board. The Committee shall be constituted to permit the Plan to comply with the provisions of Rule 16b-3 under the Securities Exchange Act of 1934, as amended or any successor rule ("Rule 16b-3") and Section 162(m) of the Code. A majority of the members of the Committee shall constitute a quorum. The approval of such a quorum, expressed by a vote at a meeting, or the unanimous consent of all members in writing without a meeting, shall constitute the action of the Committee and shall be valid and effective for all purposes of the Plan. The Committee is empowered to adopt such rules, regulations and procedures and take such other action as it shall deem necessary or proper for the administration of the Plan. Subject to Section 8.04 hereof, the Committee, in its discretion, may modify, extend or renew any Award theretofore granted. The Committee shall also have authority to interpret the Plan, and the decision of the Committee on any questions concerning the interpretation of the Plan shall be final and conclusive. The Committee may consult with counsel, who may be counsel for the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel. The Committee shall have the power, subject to and within the limits of the express provisions of the Plan:

(a) to determine from time to time which of the eligible persons shall be granted Awards under the Plan, the type of Awards, and time or times when, and the number of shares for which, an Award or Awards shall be granted to such persons;

(b) to prescribe the other terms and provisions (which need not be identical) of each Award granted under the Plan to eligible persons;

(c) to construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for Plan administration. The Committee, in the exercise of this power, may correct any defect or supply any omission, or reconcile any inconsistency in the Plan, or in any agreement, in the manner and to the extent it shall deem necessary or expedient to make the Plan fully effective. All decisions and determinations by the Committee in exercising this power shall be final and binding upon BKMU and the individuals; and

(d) generally, to exercise such powers and to perform such acts as are deemed necessary or expedient to promote the best interests of BKMU with respect to the Plan.

IV. ELIGIBILITY FOR AWARDS

4.01 *Eligibility.* Key salaried employees and directors of BKMU or any Subsidiary shall be eligible to receive Awards.

4.02 *Grant of Awards.* From among all eligible persons, the Committee shall determine from time to time those persons to whom Awards shall be granted, provided that (i) no eligible person shall be eligible to receive an Award or Awards covering or relating to, in the aggregate, more than 25% of the shares available for issuance under the Plan and (ii) directors of BKMU or a Subsidiary who are not also employees of BKMU or any Subsidiary may not receive more than 5% individually, or 30% in the aggregate, of the option shares available for issuance under the Plan. No person shall have any right whatsoever to receive an Award unless so determined by the Committee.

V. OPTION TERMS AND CONDITIONS

5.01 *Option Contracts.* Options granted hereunder shall be evidenced by option contracts containing such terms and conditions as the Committee shall establish from time to time consistent with the Plan. Option contracts need not be identical but each option contract shall, as appropriate, contain language including the substance of the following provisions:

(a) *Number of Shares and Price.* Each option contract shall state the number of shares to which it pertains and the option price therefor. Such price for each ISO or NSO shall be not less than 100% of the fair market value of the shares on the date such option is granted. For all purposes of the Plan, fair market value shall mean average of the high and low sales prices for the shares in the over-the-counter market on the valuation date, as reported by NASDAQ (the National Association of Securities Dealers, Inc. Automatic Quotation System). In the absence of reported sales on NASDAQ on any trading date, fair market value shall be the average of the reported closing bid and asked price for the stock on NASDAQ on such date. Notwithstanding any other provision in this Plan, for any eligible employee who, at the time an ISO is granted, owns (directly and under the attributable rules of Section 425(d) of the Code) stock possessing more than 10% of the total combined voting power of BKMU (or any parent or Subsidiary) the option price under such ISO shall be not less than 110% of the fair market value of the shares subject to such ISO and such option, by its terms, shall not be exercisable after the expiration of five years from the date such option is granted.

(b) *Vesting of Options.* Options may be exercised only in accordance with the terms of each option contract. For vesting purposes, options may not be deemed to have been granted prior to the date of shareholder approval of the Plan. Unless the Committee determines otherwise at the time of grant, no option shall be exercisable until the optionee has completed at least the number of years of continuous service from the date of grant of each option as follows, and then the same shall be exercisable for any amount of shares covered by such option up to the maximum percentage of shares covered thereunder as follows:

Number of Completed Years of Continuous Service After the Date of Grant of Option	Maximum Percentage of Shares Becoming Exercisable Under the Option
Less than 1 year	Zero
At least 1 but less than 2	20%
At least 2 but less than 3	40%
At least 3 but less than 4	60%
At least 4 but less than 5	80%
At least 5 years	100%

To the extent provided in Article VI, all options then outstanding shall become immediately exercisable. No fractional shares shall be issuable on exercise of any option and if the application of the maximum percentage set forth above would result in a fractional share, the number of shares exercisable shall be rounded up to the next full share. Finally, the maximum fair market value of BKMU stock (determined at the time of grant) covered by ISOs that first become exercisable by any optionee in any calendar year is limited to $100,000.

(c) *Term of Options and Restriction on Exercise.* Unless otherwise determined by the Committee, all rights to exercise an ISO or NSO shall expire ten years from the date of option grant. Although BKMU intends to exert its best efforts so that the shares purchasable upon the exercise of an option will be registered under, or exempt from the registration requirements of the federal Securities Act of 1933 and any applicable state securities law at the time the option becomes exercisable, if the exercise of an option would otherwise result in the violation by BKMU of any provision of such Act or of any state securities law, BKMU may require that such exercise be deferred until BKMU has taken appropriate action to avoid any such violation.

(d) *Nontransferability.* Except as provided in Article VI hereof:

(i) all options granted pursuant to the Plan shall not be transferable except by will or the laws of descent and distribution, and shall be exercisable during the optionee's lifetime only by the optionee or by his/her guardian or legal representative; and

(ii) no options or any privileges pertaining thereto or under the Plan shall be transferred, assigned, pledged or hypothecated in any way, whether by operation of law or otherwise, nor be subject to execution, attachment or similar process.

(e) *Method of Exercise and Payment of Purchase Price.* Subject to (c) above, an option may be exercised, as to all or part of the shares covered by the option, by the optionee delivering to the Committee at its principal business office on any business day, a written notice specifying the number of shares the optionee desires to purchase. The option price shall be paid in full in cash or, in the discretion of the Committee in shares of stock of BKMU which have been beneficially owned by the optionee for at least six months prior to the time of exercise, valued at their fair market value determined as of the date of exercise, or in a combination thereof.

5.02 *Rights as Shareholder.* An optionee shall not be deemed the holder of any shares covered by an option until such shares are fully paid and issued to him/her after exercise of such option.

VI. TERMINATION OF SERVICE

6.01 *Death.* In the event of the death of an optionee while in the service of BKMU or its Subsidiaries, the options then held by such optionee, whether or not otherwise exercisable at the time of such death, may be exercised, by the estate of the optionee or by a person who acquired the right to exercise such options by bequest or inheritance from such optionee, within one year after the date of such death, but not later than the date on which the options would otherwise expire. Any options or portions thereof not so exercised shall terminate.

6.02 *Disability.* If the service of an optionee is terminated by reason of disability (in case of an ISO, as defined in Section 105(d)(4) of the Code and in case of an NSO, as determined by the Committee), the options then held by such optionee may be exercised, whether or not otherwise exercisable at the time of such termination, within one year after such termination, but not later than the date on which the options would otherwise expire. Any options or portions thereof not so exercised shall terminate.

6.03 *Other Termination.* If the service of an optionee is terminated for any reason other than such death or disability, options then held by such optionee to the extent that the same are exercisable on the date of such termination may be exercised at any time within one year thereafter (provided that any ISO exercised more than three months after the optionee's termination of employment will not be eligible for tax treatment as an ISO and instead will be treated as an NSO), but not later than the date on which the options would otherwise expire. However, notwithstanding any other provision of the Plan, if the service of an optionee is terminated for cause, as determined by the Committee, all options then held by such optionee shall be deemed terminated and not exercisable by such optionee.

6.04 *Transfers and Leaves.* A change in employment from BKMU to a Subsidiary, or vice versa, shall not constitute termination of employment for purposes of the Plan. The Committee may determine that for purposes of the Plan, an optionee who is on leave of absence (but in the case of ISOs, only to the extent that employment is not determined to be interrupted thereby for purposes of Section 422 of the Code) will still be considered as in the continuous employment of BKMU or a Subsidiary.

VII. MANAGEMENT RECOGNITION AWARDS

7.01 *Administration.* Management Recognition Awards may be issued either alone or in addition to other Awards granted under the Plan. Management Recognition Awards may consist of shares issued subject to forfeiture if specified conditions are not satisfied ("Restricted Shares") or agreements to issue shares in the future if specified conditions are satisfied ("Restricted Stock Units"). The restrictions applicable to any Management Recognition Award may lapse no more quickly and in no greater percentage than options are allowed to vest under Section 5.01(b) above. The Committee shall determine the eligible persons to whom and the time or times at which Management Recognition Awards will be granted, the number of shares to be awarded, the time or times within which such Awards may be subject to forfeiture and any other terms and conditions of the Awards. The Committee may condition the grant of Management Recognition Awards upon the attainment of specified performance goals or such other factors or criteria as the Committee shall determine. The provisions of the Awards need not be the same with respect to each recipient.

7.02 *Awards and Certificates.* A grantee who receives shares following the satisfaction of the conditions established by the Committee shall receive an unlegended certificate for such shares. Each individual receiving Restricted Shares shall be issued a certificate in respect of such shares. Such certificate shall be registered in the name of such individual and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

> "The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Bank Mutual Corporation 2004 Stock Incentive Plan and an agreement identifying the restrictions applicable to the shares. Copies of such Plan and agreement are on file at the corporate office of Bank Mutual Corporation."

The Committee may require that the certificates evidencing such shares be held in custody by BKMU until the restrictions thereon shall have lapsed and that, as a condition of any Award, the grantee shall have delivered a stock power, endorsed in blank, relating to the stock covered by such Award.

7.03 *Terms and Conditions.* Management Recognition Awards shall be subject to the following terms and conditions:

(a) Until the applicable restrictions lapse or the conditions are satisfied, the grantee shall not be permitted to sell, assign, transfer, pledge or otherwise encumber the Restricted Stock or the Restricted Stock Units.

(b) Except to the extent otherwise provided in the applicable agreement, the portion of the Award still subject to restriction shall be forfeited by the grantee upon termination of a grantee's service for any reason.

(c) If and when the applicable restrictions lapse, unlegended certificates for such shares shall be delivered to the grantee.

(d) Each Award shall be confirmed by, and be subject to the terms of, an agreement identifying the restrictions applicable to the Award.

7.04 *Rights as Shareholder.* A grantee receiving a Restricted Stock Award shall have all of the rights of a shareholder of BKMU, including the right to vote the shares and the right to receive any cash dividends. Unless otherwise determined by the Committee, cash dividends shall be automatically paid in cash and dividends payable in stock shall be paid in the form of additional restricted stock. A grantee receiving an Award of Restricted Stock Units shall not be deemed the holder of any shares covered by the Award, or have any rights as a shareholder with respect thereto, until such shares are issued to him/her.

VIII. MISCELLANEOUS

8.01 *Term of Plan and Effective Date.* Awards may be granted under this Plan at any time up until the expiration of ten years following the Effective Date of the Plan; on which date the plan shall expire, except as to outstanding options, which options shall remain in effect until they have been exercised or have expired. The Effective Date of the Plan shall be February 2, 2004, the date of its adoption by the Board of Directors of BKMU, subject, however, to approval by the shareholders of BKMU within a period of twelve months after such adoption. Notwithstanding any other provision hereof, no options granted hereunder shall be exercisable and no restriction with respect to any Award shall lapse, until a date at least one year after such shareholder approval has been obtained.

8.02 *No Employment or Retention Agreement Intended.* The grant of an Award hereunder shall not be deemed to imply the right to continued service in any capacity by BKMU or a Subsidiary and shall not constitute an employment agreement or retention agreement of any kind.

8.03 *Separate Plan.* This Plan is separate and independent from any other stock incentive plan or similar plan of BKMU.

8.04 *Amendment or Discontinuance.* The Board of Directors of BKMU may amend or discontinue this Plan at any time, but may not, without the consent of the optionee to whom an option has been granted, make any alteration in such option which would adversely affect the same, or be made without shareholder approval if such approval would be required in order to comply with Rule 16b-3, the Code or the applicable regulations of the OTS.

8.05 *Liability.* No member of the Board of Directors, or the Committee, or the officers or employees of BKMU shall be personally liable for any action, omission or determination made in good faith in connection with the Plan.

8.06 *Government and Other Regulations.* The obligations of BKMU to sell and deliver shares of stock under this Plan shall be subject to all applicable laws, rules and regulations and the obtaining of all such approvals by the governmental agencies as may be deemed necessary or desirable by the Board of Directors of BKMU, including (without limitation) the satisfaction of all applicable federal, state and local tax withholding requirements.

8.07 *Withholding Taxes.* All distributions under the Plan shall be subject to any required withholding taxes and other withholdings and, in case of distributions in BKMU common stock, the participant or other recipient may, as a condition precedent to the delivery of said common stock, be required to pay to his/her participating employer the excess if any, of the amount of required withholding if any, from distributions in cash under the Plan. The required withholding may be paid in full or in the discretion of the Committee, in shares of stock of BKMU, valued at its fair market value as of the date the withholding obligation arises, or in a combination thereof. Any such request or election (to satisfy a withholding obligation using shares) by an individual who is subject to the provisions of Section 16 of the Securities Exchange Act of 1934 shall be made in accordance with the rules and regulations of the Securities and Exchange Commission promulgated thereunder. No distribution under the Plan shall be made in fractional shares of BKMU's common stock but the proportional market value thereof shall be paid in cash.

8.08 *Governing Law.* This Plan and any option contracts extended pursuant hereto shall be interpreted and enforced in accordance with the laws of the State of Wisconsin.

IX. CHANGE IN CONTROL

9.01 *Accelerated Vesting.* All outstanding options shall be fully exercisable and the restrictions with respect to all outstanding Management Recognition Awards shall lapse upon a Change in Control (as defined in Section 9.02 below).

9.02 *Change in Control Definition.* A "Change in Control" shall be deemed to have occurred if: (a) any "person" (as such term is used in Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934) becomes the beneficial owner, directly or indirectly, of more than 25% of the capital stock of BKMU in a transaction or transactions subject to the notice provisions of the Change in Bank Control Act of 1978, (12 USC § 1817(j)) as amended from time to time, or approval under the Savings and Loan Holding Company Act (12 USC § 1467a), as amended from time to time; (b) during any period of two (2) consecutive years, the individuals, who at the beginning of any such period constituted the directors of BKMU, cease for any reason to constitute at least a majority thereof; or (c) BKMU files a report or proxy statement with the Securities and Exchange Commission and/or the Office of Thrift Supervision disclosing in response to the appropriate item of Form 8-K or Form 10-Q, each promulgated pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act") or Item 6(e) of Schedule 14A promulgated thereunder, or successor Items, that a change in control of BKMU has or may have occurred pursuant to any contract or transaction.

Appendix B

Bank Mutual Corporation
Audit Committee Charter
(as amended and restated November 3, 2003)

The Audit Committee of the Bank Mutual Corporation Board of Directors shall have the authority, duties and responsibilities specified below. As used in this Charter, "Bank Mutual" refers to Bank Mutual Corporation, and the "Company" refers to Bank Mutual together with its direct and indirect subsidiaries.

Authority

The Audit Committee monitors the integrity of Company financial statements, overseeing its relationship with monitoring the independence of its outside auditor, and monitoring the Company's internal controls in compliance with legal and regulatory requirements. The Audit Committee is given primary responsibility to determine and establish relationships with the Company's outside auditors. It is also authorized to review the financial statements prepared by management and the annual audit of Bank Mutual, to review any other activity of the Company in connection therewith that they deem appropriate, and to take all action it deems appropriate to fulfill its responsibilities hereunder.

All Company employees are directed to cooperate as required by members of the Committee. The Committee may retain persons having special competence, such as counsel, auditors or other advisors, if and as necessary to assist the Committee in fulfilling its responsibilities and to comply with any or all provisions of law and Nasdaq Stock Market rules.

Responsibilities

The Audit Committee shall coordinate communication among directors who are not members of the Committee, the independent accountants and management as their duties relate to financial accounting, reporting and controls. The Committee shall assist the Board in fulfilling its fiduciary responsibilities as to Bank Mutual's accounting policies and reporting practices, and the sufficiency of auditing relating thereto. The Committee is to be the Board's principal agent in assuring the independence of the independent accountants, the integrity of management, and the adequacy of disclosures to shareholders. However, the independent accountants are ultimately responsible to the entire Board, and the opportunity for the independent accountants to meet with the entire Board as needed or desired, or the Board as a whole to take appropriate action, is not restricted.

In fulfilling these responsibilities, the Audit Committee shall:

1. Engage (subject, if appropriate, to shareholder ratification) the Company's independent auditors, including oversight and final decisions to hire, retain or terminate relationships with outside auditors and determining their compensation.

2. Approve in advance all audit services and nonaudit services (to the extent permissible under law and Nasdaq regulations) conducted by the outside auditors.

3. Review the scope and general extent of the independent accountants' audit examination, including their engagement letter. The Committee's review should entail an understanding from the independent accountants of the factors considered in determining the audit scope.

4. Consider, review and confirm the independence of the independent accountants, including any written disclosures required from them and the scope and extent of permissible nonaudit services which may be provided by the independent accountants in relation to the objectivity needed from them in the audit.

5. Review and approve, subject to such criteria as the Audit Committee may determine, fees payable to the outside auditor for both auditing services and other services being provided by that firm.

6. Confirm that management and the independent accountants are aware that the accountants and the Committee may communicate with each other at any time.

7. Review with management and independent accountants the Company's general policies and procedures, both for financial and regulatory purposes, to reasonably assure the adequacy of the Company's internal accounting and financial reporting controls.

8. Have familiarity with the accounting and reporting principles and practices which are applied by Bank Mutual in preparing its financial statements and its subsidiaries' regulatory reports, as well as its established standards of corporate conduct and performance, and deviations therefrom.

9. Review the scope of authority of the Company's internal audit staff, and review the staff's performance of internal audit duties.

10. Review with management and the independent accountants, upon completion of their audit, the financial results for the year.

11. Provide any reports or summaries which may be required for the annual report to shareholders and/or Form 10-K, and review (either together as a committee or by individual members) proposed Company quarterly and annual disclosures.

12. Evaluate the cooperation received by the independent accountants during their audit examination, including their access to all requested records, data and information. Inquire of the independent accountants whether there have been any disagreements with management which if not satisfactorily resolved would have caused them to issue a nonstandard report on the financial statements.

13. Discuss with the independent accountants the quality of the Company's financial and accounting personnel, and any relevant recommendations which the independent accountants may have, including those in their "letter of comments and recommendations."

14. Review the written responses of Bank Mutual's management to the independent accountants' comment letter.

15. Discuss with management the scope and quality of internal accounting and financial reporting controls in effect. Also, obtain management comments on the responsiveness of the independent accountants to Bank Mutual's needs.

16. Assure that there are established procedures for compliance regarding accounting, internal accounting controls, auditing or disclosure matters, including the maintenance of a method for persons to bring matters to the attention of the Committee, on an anonymous basis if desired, and steps to assure that there will not be retribution against persons for truthful reporting to the Committee.

17. Conduct an appropriate review of related party transactions with Bank Mutual on an ongoing basis and review potential conflict of interest situations or questions where appropriate.

18. Review periodically, in accordance with SEC and NASDAQ requirements, and recommend to the Board of Directors any appropriate extensions or changes in the duties of the Committee and/or changes to this Charter.

19. Update the Board of Directors, through minutes and presentations as may be necessary or appropriate, of significant developments in the course of performing the above duties.

It is not the intention of this Charter that the Committee have the duty to plan or conduct audits or to determine that the financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Those matters are the responsibility of management and the independent auditors. It is also not the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations.

Administrative Matters

Membership

The Audit Committee shall consist of three or more directors. The Committee members shall meet the independence and experience requirements of law and the Nasdaq Stock Market. The Committee shall determine whether additional standards for membership, so as to assure adequate independence and experience on the Committee, shall be established.

One of the members shall be appointed as the Committee's Chairman by the Committee members. The Committee may authorize the Chairman to act on behalf of the Committee between meetings in appropriate circumstances, but shall not delegate to the chairman any duties which are required by law or Nasdaq regulations to be performed by the Committee as a whole.

The Audit Committee shall regularly evaluate the experience and performance of its members. The Committee also shall assist the board of directors in its determinations as to the independence of the members of the Board of Directors and as to special expertise members of the Board or Committee which may be required and/or required to be disclosed by Bank Mutual.

Meetings

The Audit Committee is to meet at least twice per year, and as many other times as that Committee deems necessary. At least one meeting shall occur shortly after the completion of the audit process to provide Bank Mutual's independent auditors the opportunity to meet with the Committee and review the audit process and results. The Chairman may call a meeting at any time he or she believes is necessary or appropriate.

Attendance

At least a majority of the members of the Audit Committee are to be present at all meetings. As necessary or desirable, the Chairman may request that members of management and/or representatives of the independent accountants be present at meetings.

Minutes

The Committee shall arrange for the preparation of minutes of each meeting, and make them available to be sent to all Committee members and directors who are not members of the Committee. If Bank Mutual's corporate Secretary has not taken the minutes, they should be sent to him or her for inclusion in the minute books.

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2003**

Commission file number: **000-31207**

BANK MUTUAL CORPORATION
(Exact name of registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	**39-2004336** (I.R.S. Employer Identification No.)
4949 West Brown Deer Road, Milwaukee, WI (Address of principal executive offices)	**53223** (Zip Code)

Registrant's telephone number, including area code: **(414) 354-1500**

Securities registered pursuant to Section 12(b) of the Act:

NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 Par Value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in rule 12b-2 under the Exchange Act).

Yes __X__ No ____

As of February 25, 2004, 78,783,849 shares of Common Stock were validly issued and outstanding. The aggregate market value of the Common Stock (based upon the average of the high and low last sale price quotation on The Nasdaq Stock Market® on June 30, 2003, the end of our second fiscal quarter) held by non-affiliates (excludes shares reported as beneficially owned by directors and executive officers, unallocated shares of the Employee Stock Ownership Plan, and shares held by our former mutual holding company; does not constitute an admission as to affiliate status) was approximately $284.0 million.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for Annual Meeting of Shareholders on May 3, 2004	Part III

BANK MUTUAL CORPORATION

FORM 10-K ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

Part 1

Item 1. Business

General

From November 1, 2000 until October 29, 2003, Bank Mutual Corporation was an OTS chartered United States corporation which became the mid-tier holding company in the regulatory restructuring of Mutual Savings Bank, into mutual holding company form. Until October 29, 2003, Bank Mutual Bancorp, MHC (the "MHC"), a U.S.-chartered mutual holding company of which Mutual Savings Bank's depositors held all of the voting and membership rights, owned 52.2% of Bank Mutual Corporation's outstanding common stock.

On November 1, 2000, Bank Mutual Corporation also acquired First Northern Capital Corp., the parent of First Northern Savings Bank. On March 16, 2003, Mutual Savings Bank and First Northern Savings Bank combined to form a single OTS chartered savings bank subsidiary of Bank Mutual Corporation named "Bank Mutual" ("Bank Mutual" or the "Bank").

On October 29, 2003, Bank Mutual Corporation completed a conversion and reorganization from a mutual holding company form, established a new Wisconsin chartered Bank Mutual Corporation and, in effect, sold the MHC's interest in Bank Mutual Corporation to the public. Existing Bank Mutual Corporation shareholders exchanged each existing share for 3.6686 shares of the new Bank Mutual Corporation (the "Company"). The total number of shares issued or exchanged in the offering was 78,707,669 shares.

All share and per share numbers in this report on form 10-K have been adjusted to reflect the full conversion transaction and related share exchange. As used herein, the "Company" and "Bank Mutual Corporation" refer to Bank Mutual Corporation both before and after the full conversion transaction, unless the context requires otherwise.

The Bank is a community oriented financial institution, which emphasizes traditional financial services to individuals and businesses within our market areas. Our principal business is attracting retail deposits from the general public and investing those deposits, together with funds generated from other operations, in residential mortgage loans, consumer loans, commercial real estate loans, and commercial business loans. We also invest in various mortgage-related securities and investment securities. The principal lending is on one-to four-family, owner-occupied homes, home equity loans and lines of credit, automobile loans, multi-family and commercial real estate loans, and commercial business loans.

The Bank's revenues are derived principally from interest on our loans and mortgage-related securities, interest and dividends on our investment securities, and noninterest income (including loan servicing fees, deposit servicing fees, gains on sales of loans and commissions on insurance, security and annuity sales). Our primary sources of funds are deposits, borrowings, scheduled amortization and prepayments of loan principal and mortgage-related securities, maturities and maturities of investment securities and funds provided by operations.

The Company maintains a website at www.bankmutualcorp.com. We make available through that website, free of charge, copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, as soon as reasonably practical after the Company electronically files those materials with, or furnishes them to, the Securities and Exchange Commission. You may access those reports by following the links under "Financial Reports" at the Company's website.

Cautionary Factors

This Form 10-K contains or incorporates by reference various forward-looking statements concerning the Bank's prospects that are based on the current expectations and beliefs of management. Forward-looking statements may also be made by the Company from time to time in other reports and documents as well as oral presentations. When used in written documents or oral statements, the words "anticipate," "believe," "estimate," "expect," "objective" and similar expressions and verbs in the future tense, are intended to identify forward-looking statements. The statements contained herein and such future statements involve or may involve certain assumptions, risks and uncertainties, many of which are beyond the Company's control, that could cause the Bank's actual results and performance to differ materially from what is expected. In addition to the assumptions and other factors referenced specifically in connection with such statements, the following factors could impact the business and financial prospects of the Company: general economic conditions; legislative and regulatory initiatives; increased competition and other effects of the deregulation and consolidation of the financial services industry; monetary and fiscal policies of the federal government; deposit flows; disintermediation; the cost of funds; general market rates of interest; interest rates or investment returns on competing investments; demand for loan products; demand for financial services; changes in accounting policies or guidelines; general economic developments; acts of terrorism and developments in the war on terrorism; and changes in the quality or composition of loan and investment portfolios. See also the factors regarding future operations discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below, particularly those under the caption "Risk Factors."

Market Area

The Bank has 70 banking offices located in 28 counties in Wisconsin, in addition to a Minnesota bank office. At June 30, 2003, The Bank had approximately a 2.22% share of all Wisconsin bank, savings bank, and savings association deposits. Counties in which the Bank operates include 66% of the population of the state. The Bank is the fifth largest financial institution holding company headquartered in the state of Wisconsin, based on asset size.

The largest concentration of our offices is in the Milwaukee metropolitan area, which includes Milwaukee, Waukesha, Ozaukee, and Washington counties. There are 19 offices in this area. The Milwaukee metro area is the largest population and commercial base in Wisconsin, representing approximately 28% of Wisconsin's population. The Milwaukee area has traditionally had an extensive manufacturing economic base, which is diversifying into service and technology based businesses.

We have four offices in the Madison area. Madison is the state capital of Wisconsin and is the second largest metropolitan area in Wisconsin representing approximately 8% of the state's population. Our eight other south central and southeastern Wisconsin offices are located in smaller cities that have economic concentrations ranging from manufacturing to agriculture.

We operate 21 banking offices in nine northeastern counties that make up approximately 13% of the state's population including the city of Green Bay. The greater Green Bay area has an economic base of paper and other manufacturing, health care, insurance and gaming, and is diversifying into technology based businesses.

We also have 19 offices in the northwestern part of the state. This part of the state has medium sized to smaller cities and towns. Industry includes medium sized and small business, with a significant agricultural component. The counties in which the northwest region offices are located hold 8% of the state's population. Our Minnesota office is located near the Wisconsin state border on the eastern edge of the Minneapolis-St. Paul metropolitan area.

Competition

We face significant competition in making loans and attracting deposits. Wisconsin has many banks, savings banks, and savings and loan associations, which offer the same types of banking products. Wisconsin also has an extensive tax-exempt credit union industry, whose expanded powers have resulted in increased competition to financial institutions.

Many of our competitors have greater resources than we do. Similarly, many competitors offer services that we do not provide. For example, the Bank does not provide trust or money management services. However, the Bank's subsidiary, Lake Financial and Insurance Services, Inc. offers mutual funds and engages in the sale of tax deferred annuities, credit life and disability insurance, and property and casualty insurance and brokerage services. In addition, the banking business in the Milwaukee area, our largest market, tends to be dominated by the two largest commercial banks in the state, which together held 55.83% of the Milwaukee area's deposits at June 30, 2003.

Most of our competition for loans traditionally has come from commercial banks, savings banks, savings and loan associations and credit unions. Increasingly, other types of companies, such as mortgage banking firms, finance companies, insurance companies, and other providers of financial services also compete for these products. For deposits, we also compete with traditional financial institutions. However, competition for deposits now also includes mutual funds, particularly short-term money market funds, and brokerage firms and insurance companies. The recent increase in electronic commerce also increases competition from institutions and other entities outside of Wisconsin.

Lending Activities

Loan Portfolio Composition. The Company's loan portfolio primarily consists of mortgage loans. To a lesser degree, the loan portfolio includes consumer loans, including home equity lines of credit and fixed and adjustable rate home equity loans, automobile loans, as well as commercial business loans.

At December 31, 2003, our total loans receivable was $1.8 billion, of which $1.2 billion, or 70.4%, were mortgage loans. The remainder of our loans at December 31, 2003, amounting to $525.5 million, or 29.6% of total loans, consisted of consumer loans ($450.5 million or 25.4%) and commercial business loans ($75.0 million or 4.2%).

We originate adjustable rate mortgage ("ARM") loans primarily for our own portfolio. We also originate fixed rate mortgage loans with terms of 10 to 30 years. Most of the 20 year and longer fixed rate mortgage loans are immediately sold into the secondary market. At times, we may also sell 15 year fixed rate mortgage loans depending on the percentage of fixed interest rate loans in our portfolio and our tolerance for fixed interest rates in view of the rate environment we are anticipating. We sold approximately half of our 15 year fixed rate mortgage loan originations in 2003.

The loans that we originate are subject to federal and state laws and regulations. The interest rates we charge on loans are affected principally by the demand for loans, the cost and supply of money available for lending purposes and the interest rates offered by our competitors. These factors are in turn affected by, among other things, economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and governmental budgetary matters.

The following table presents the composition of our loan portfolio in dollar amounts and in percentages of the total portfolio at the dates indicated.

	At December 31,									
	2003		2002		2001		2000(1)		1999	
	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total
	(Dollars in thousands)									
Mortgage loans:										
One- to four-family	$ 793,247	44.69%	$ 827,648	47.37%	$ 992,126	52.46%	$1,207,912	59.56%	$ 743,993	67.37%
Multi-family	124,494	7.01	112,189	6.42	131,925	6.97	105,925	5.22	53,777	4.87
Commercial real estate	209,293	11.79	186,960	10.70	165,556	8.75	118,636	5.85	52,375	4.74
Construction and development	122,436	6.90	127,174	7.28	125,611	6.64	94,235	4.65	26,530	2.40
Total mortgage loans	1,249,470	70.39	1,253,971	71.77	1,415,218	74.82	1,526,708	75.28	876,675	79.38
Consumer loans:										
Fixed-term equity	252,550	14.22	234,049	13.40	200,500	10.61	193,394	9.54	89,315	8.09
Home equity lines of credit	78,567	4.43	77,697	4.45	76,472	4.04	80,447	3.97	50,618	4.58
Student	20,546	1.16	22,636	1.30	25,410	1.34	27,076	1.34	28,371	2.57
Home improvement	12,605	0.71	6,993	0.40	9,439	0.50	12,778	0.63	9,920	0.90
Automobile	67,630	3.81	68,140	3.90	77,621	4.10	99,844	4.92	5,902	0.54
Other	18,623	1.05	22,434	1.28	25,886	1.37	27,827	1.37	4,126	0.37
Total consumer loans	450,521	25.38	431,949	24.73	415,328	21.96	441,366	21.77	188,252	17.05
Commercial business loans	75,022	4.23	61,060	3.50	60,932	3.22	59,844	2.95	39,488	3.57
Total loans receivable	1,775,013	100.00%	1,746,980	100.00%	1,891,748	100.00%	2,027,918	100.00%	1,104,415	100.00%
Less:										
Undisbursed loan proceeds	47,743		46,048		44,467		37,490		14,658	
Allowance for loan losses	13,771		12,743		12,245		12,238		6,948	
Deferred fees and discounts	1,221		2,527		3,611		5,554		14	
Total loans receivable, net	$1,712,278		$1,685,662		$1,831,155		$1,972,636		$1,082,795	

(1) On November 1, 2000, Bank Mutual Corporation acquired First Northern. Under the purchase method of accounting, First Northern's results are included from the date of acquisition.

At December 31, 2003, our one- to four-family first mortgage loans were pledged as collateral under a blanket pledge to the Federal Home Loan Bank ("FHLB") of Chicago. As of December 31, 2003, there were no other significant concentrations of loans such as loans to a number of borrowers engaged in similar activities. The Company's mortgage loans, fixed equity, home equity lines of credit and home improvement loans are primarily secured by properties housing one- to four-families which are generally located in our local lending areas in Wisconsin.

Loan Maturity. The following table presents the contractual maturity of our loans at December 31, 2003. The table does not include the effect of prepayments or scheduled principal amortization.

	At December 31, 2003			
	Mortgage Loans	Consumer Loans	Commercial Business Loans	Total
	(In thousands)			
Amounts Due:				
Within one year	$ 54,148	$ 39,965	$37,245	$131,358
After one year				
One to two years	31,756	25,500	9,543	66,799
Two to three years	57,766	33,242	15,738	106,746
Three to five years	45,718	68,286	8,202	122,206
Five to ten years	151,757	221,878	305	373,940
Ten to twenty years	454,742	61,650	3,989	520,381
Over twenty years	453,583	-	-	453,583
Total due after one year	1,195,322	410,556	37,777	1,643,655
Total loans receivable	$1,249,470	$450,521	$75,022	1,775,013
Less:				
Undisbursed loan proceeds				47,743
Allowance for loan losses				13,771
Deferred loan fees				1,221
Net loans receivable				$1,712,278

The following table presents, as of December 31, 2003, the dollar amount of all loans due after December 31, 2004, and whether these loans have fixed interest rates or adjustable interest rates.

	Due after December 31, 2004		
	Fixed	Adjustable	Total
	(In thousands)		
Mortgage loans	$521,457	$673,865	$1,195,322
Consumer loans	281,619	128,937	410,556
Commercial business loans	35,220	2,557	37,777
Total loans due after one year	$838,296	$805,359	$1,643,655

The following table presents a summary of our lending activity.

	For the year ended December 31,		
	2003	2002	2001
	(In thousands)		
Balance outstanding at beginning of period	$1,793,951	$1,923,799	$2,035,387
Originations:			
Mortgage loans	899,766	752,771	691,466
Consumer loans	301,665	293,320	242,580
Commercial business loans	49,646	27,141	30,202
	1,251,077	1,073,232	964,248
Purchases:			
One-to four-family mortgage loans	41,214	4,042	8,885
Less:			
Principal payments and repayments:			
Mortgage loans	525,853	533,407	478,736
Consumer loans	283,093	276,699	266,831
Commercial business loans	35,684	27,013	29,114
Total principal payments	844,687	837,119	774,681
Transfers to foreclosed real estate	1,461	1,406	410
Loan sales:			
Mortgage loans	461,082	368,597	307,843
Education loans	–	–	1,787
Total loan sales	461,082	368,597	309,630
Total loans receivable and loans held for sale	$1,779,069	$1,793,951	$1,923,799

Residential Mortgage Lending. Our primary lending activity has been the origination of first mortgage loans secured by one- to four-family properties, within our primary lending area. Most of these loans are owner-occupied; however, we do originate first mortgage loans on second homes, seasonal homes, and investment properties. In addition to our loan originations, we have purchased one- to four-family first mortgage loans of $41.2 million in 2003, $4.0 million in 2002, and $8.9 million in 2001. We review each purchased loan for compliance with our underwriting standards, and generally only invest in loans in the midwestern United States.

We offer conventional fixed rate mortgage loans and ARM loans with maturity dates up to 30 years. Residential mortgage loans generally are underwritten to Federal National Mortgage Association Standards ("Fannie Mae"). All ARM mortgage loans and some fixed rate mortgage loans with maturities of up to 20 years are held in our portfolio. Fixed rate mortgage loans with maturities greater than 15 years typically are sold without recourse, servicing retained, into the secondary market. As a result of market competition, during the past few years, we have generally not charged loan origination fees. The interest rates charged on mortgage loan originations at any given date will vary, depending upon conditions in the local and secondary markets.

We also originate "jumbo single family mortgage loans" in excess of the Fannie Mae maximum loan amount, which was $322,700 for single family homes in 2003. Effective for 2004, the maximum loan amount will increase to $333,700. Fannie Mae has higher limits for two-, three- and four-family homes. Fixed rate jumbo mortgage loans generally are sold servicing released without recourse to secondary market purchasers of such loans. ARM jumbo mortgage loans are underwritten in accordance with our underwriting guidelines and are retained in our loan portfolio.

Mortgage loan originations are solicited from real estate brokers, builders, existing customers, community groups and residents of the local communities located in our primary market area through our loan origination staff. We also advertise our mortgage loan products through local newspapers, periodicals, internal customer communications and our website.

We currently offer loans that conform to underwriting standards that are based on standards specified by Fannie Mae ("conforming loans") and also originate a limited amount of non-conforming loans, due to size or underwriting considerations, for our own portfolio or for sale. Loans may be fixed rate one- to four-family mortgage loans or adjustable rate one- to four-family mortgage loans with maturities of up to 30 years. The average size of our one- to four-family mortgage loans originated in 2003 was $113,723, and in 2002 and 2001 was approximately $114,000,and $105,000, respectively. We are an approved seller/servicer for Fannie Mae, Freddie Mac, the FHLB of Chicago's Mortgage Partnership Finance Program, Wisconsin Housing and Economic Development Authority ("WHEDA") and Wisconsin Department of Veterans Affairs ("WDVA").

The focus of our residential mortgage loan portfolio is the origination of 30 year ARM loans with interest rates adjustable in one, two, three, or five years. ARM loans typically are adjusted by a maximum of 200 basis points per adjustment period. The adjustments are usually annual, after the initial interest rate lock period. Prior to the merger of the subsidiary banks, there was a lifetime cap of 6% above the origination rate for First Northern Savings Bank and a lifetime interest rate cap of 12.9% for Mutual Savings Bank. Going forward, the Bank is originating ARM loans with a lifetime cap of 6% above the origination rate. Monthly payments of principal and interest are adjusted when the interest rate adjusts. We do not offer ARM loans which provide for negative amortization. The initial rates offered on ARM loans fluctuate with general interest rate changes and are determined by secondary market pricing, competitive conditions and our yield requirements. We currently utilize the monthly average yield on United States treasury securities, adjusted to a constant maturity of one year ("constant treasury maturity index") as the index to determine the interest rate payable upon the adjustment date of our ARM loans. Some of the ARM loans are granted with conversion options which provide terms under which the borrower may convert the mortgage loan to a fixed rate mortgage loan for a limited period early in the term (normally in the first five years) of the ARM loan. The terms at which the ARM loan may be converted to a fixed rate loan are established at the date of loan origination and are set at a level allowing us to sell the loan into the secondary market upon conversion.

ARM loans may pose credit risks different from the risks inherent in fixed rate loans, primarily because as interest rates rise, the underlying payments from the borrowers rise, thereby increasing the potential for payment default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates.

The volume and types of ARM loans we originate have been affected by the level of market interest rates, competition, consumer preferences and the availability of funds. Although we will continue to offer ARM loans, we cannot guarantee that we will be able to originate a sufficient volume of ARM loans to increase or maintain the proportion that these loans bear to our total loans.

In addition to conventional fixed rate and ARM loans, we are authorized to originate mortgages utilizing various government programs, including programs offered by the Federal Housing Administration, the Federal Veterans Administration, and Guaranteed Rural Housing. We also participate in two state-sponsored mortgage programs operated by WHEDA and WDVA. We originate these state-sponsored loans as an agent and assign them to the agency immediately after closing. Servicing is retained by us on both WHEDA and WDVA loans.

Most residential mortgage loans are processed under the Fannie Mae alternative documentation programs. For reduced documentation loans, we require applicants to complete a Fannie Mae loan application and request income, asset and debt information from the borrower. In addition to obtaining outside vendor credit reports on all borrowers, we also look at other information to ascertain the creditworthiness of the borrower. In most instances, we utilize Fannie Mae's "Desktop Underwriter" automated underwriting process to further reduce the necessary documentation. For example, a simplified appraisal or inspection may be used to verify the value of the property. Loans that are processed with reduced documentation conform to secondary market standards and generally may be sold on the secondary market.

Normally, an appraisal of the real estate to secure the loan is required, which must be performed by a certified appraiser approved by the board of directors; however, we utilize a streamline process on certain existing mortgage loans which will be refinanced. On such loans we do not require an appraisal and in essence the only items that are modified are the rate and term. A title insurance policy is required on all real estate first mortgage loans. Evidence of adequate hazard insurance and flood insurance, if applicable, is required prior to closing. Borrowers are required to make monthly payments to fund principal and interest as well as private mortgage insurance and flood insurance, if applicable. With some exceptions for lower loan-to-value ratio loans, borrowers also generally are required to escrow in advance for real estate taxes. We make disbursements for these items from the escrow account as the obligations become due.

Our Underwriting Department reviews all pertinent information prior to making a credit decision to approve or deny an application. All recommendations to deny are reviewed by a designated senior officer of the Bank, in addition to the Underwriting Department, prior to the final disposition of the loan application. Our lending policies generally limit the maximum loan-to-value ratio on one- to four-family mortgage loans secured by owner-occupied properties to 97% of the lesser of the appraised value or purchase price of the property. Loans above 80% loan-to-value ratios are subject to the availability of private mortgage insurance. Coverage is required to reduce our exposure to less than 80% of value.

Our originations of residential mortgage loans amounted to $790.7 million in 2003, $695.0 million in 2002, and $617.8 million in 2001. A number of our mortgage loan originations have been the result of refinancing of our existing loans due to the relatively low interest rate levels over the past three years. Total refinancings of our existing mortgage loans were as follows:

	Amount	Percentage of mortgage loan originations
	(Dollars in millions)	
Period		
Year ended December 31, 2003	$381.1	53.1%
Year ended December 31, 2002	278.6	40.1
Year ended December 31, 2001	239.2	38.7

In addition to our standard mortgage products, we have developed mortgage programs designed to specifically address the credit needs of low- to moderate-income home mortgage applicants and first-time home buyers. Among the features of the low- to moderate-income home mortgage and first-time home buyer's programs are reduced rates, lower down payments, reduced fees and closing costs, no mortgage insurance, and generally less restrictive requirements for qualification compared to our traditional one- to four-family mortgage loans. For instance, certain of these programs currently provide for loans with up to 97% loan-to-value ratios and rates which are lower than our traditional mortgage loans.

Consumer Loans. We have been expanding our consumer loan originations because higher yields can be obtained, there is strong consumer demand for such products, and we have experienced relatively low delinquency and few losses on such products. In addition, we believe that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities. At December 31, 2003, $450.5 million, or 25.4%, of our gross loan portfolio was in consumer loans. Consumer loan products offered within our market areas include home equity loans, home equity lines of credit, home improvement loans, automobile loans, recreational vehicle loans, marine loans, deposit account loans, overdraft protection lines of credit, unsecured consumer loans and also to a lesser extent, unsecured consumer loans through the Visa credit card programs (offered through Elan Financial Services) and federally guaranteed student loans.

Our focus in consumer lending has been the origination of home equity loans, home improvement loans, home equity lines of credit and automobile loans. At December 31, 2003, we had $411.4 million or 91.3% of the consumer loan portfolio in such loans. Underwriting procedures for the home equity and home equity lines of credit loans include a comprehensive review of the loan application, an acceptable credit rating, verification of the value of the equity in the home and verification of the borrower's income. The loan-to-value ratio and the total debt-to-income ratio are two of the determining factors in the underwriting process. Home equity loan and home improvement loan originations are developed through the use of direct mail, cross-sales to existing customers, radio advertisement, and advertisements in local newspapers.

We make indirect automobile loans through applications taken by selected automobile dealers on application forms approved by us. The applications are delivered to Savings Financial Corporation ("SFC"), a 50% owned subsidiary of the Bank, for underwriting. If an application is approved, money is funded to the dealer and the loan becomes a part of the SFC automobile portfolio. The SFC automobile paper is then sold to either of the parent companies of

SFC or to the Bank's subsidiary First Northern Investments Inc. We also make indirect loans for boats, recreational vehicles, campers, and other personal property through applications taken by selected dealers. These applications undergo the same approval process as our direct loans. These loans are retained in the Bank's portfolio.

We originate both fixed rate and variable rate home equity loans and home improvement loans with combined loan-to-value ratios to 100%. Pricing on fixed rate home equity and home improvement loans is reviewed by management, and generally terms are in the three to fifteen year range in order to minimize interest rate risk. During 2003, we originated $163.3 million of fixed rate home equity or home improvement loans; these loans carry a weighted average written term of 9.0 years and a fixed rate ranging from 3.25% to 10.25%. During 2002 we originated approximately $130.9 million of fixed rate home equity or home improvement loans, carrying a weighted average written term of 8.9 years and a fixed rate ranging from 3.75% to 12.75%. We also offer adjustable rate home equity and home improvement loans. At December 31, 2003, $39.3 million or 14.8% of our fixed term home equity and home improvement loan portfolio carried an adjustable rate. The adjustable rate loans have an initial fixed rate for one to three years then adjust annually or monthly depending upon the offering, with terms of up to twenty years.

Our home equity credit line loans, which totaled $78.6 million, or 17.4% of total consumer loans at December 31, 2003, are adjustable rate loans secured by a first or second mortgage on owner-occupied one- to four-family residences primarily located in the state of Wisconsin. Current interest rates on home equity credit lines are tied to the prime rate, adjust monthly after an initial interest rate lock period, and range from prime rate to 300 basis points over the prime rate, depending on the loan-to-value ratio. Home equity line of credit loans are made for terms up to 10 years and require a minimum monthly payment of interest only with a minimum payment of $50 or the greater of $50 or 1½% of the month end balance. An annual fee is charged on home equity lines of credit.

At December 31, 2003, student loans amounted to $20.5 million, or 4.6% of our consumer loan portfolio. These loans are serviced by Great Lakes Higher Education Servicing Corporation.

Multi-family and Commercial Real Estate Loans. At December 31, 2003, our multi-family and commercial real estate loan portfolio was $333.8 million or 18.8% of our total loans receivable. The multi-family and commercial real estate loan portfolios consist of fixed rate, ARM and balloon loans originated at prevailing market rates. This portfolio generally consists of loans secured by apartment buildings, office buildings, warehouses, industrial buildings and retail centers. These loans typically do not exceed 80% of the lesser of the purchase price or an appraisal by an appraiser designated by us. Balloon loans generally are amortized on a 15 to 30 year basis with a typical loan term of 3 to 10 years.

Loans secured by multi-family and commercial real estate are granted based on the income producing potential of the property and the financial strength of the borrower. The net operating income, which is the income derived from the operation of the property or from the business in an owner-occupied property, must be sufficient to cover the payments relating to the outstanding debt. In most cases, we obtain joint and several personal guarantees from the principals involved. We generally require an assignment of rents or leases in order to be assured that the cash flow from the property will be used to repay the debt. Appraisals on properties securing multi-family and larger commercial real estate loans are performed by independent state certified fee appraisers approved by the board of directors. Title and hazard insurance are required as well as flood insurance, if applicable. Environmental assessments are performed on certain multi-family and commercial real estate loans in excess of $1.0 million. In addition, an annual review is performed by us on non-owner-occupied multi-family and commercial real estate loans over $1.0 million.

At December 31, 2003, the largest outstanding loan on a multi-family property was $12.0 million on a 144 unit apartment project located in Brookfield, Wisconsin. At the same date, the largest outstanding loan on a commercial real estate property was $20.7 million on a retail/office building complex located in Brookfield, Wisconsin. At December 31, 2003, these loans were current and performing in accordance with their terms. These loans are substantially below the legal lending limit to a single borrower, which was approximately $76.0 million at December 31, 2003.

Loans secured by multi-family and commercial real estate properties are generally larger and involve a greater degree of credit risk than one- to four-family residential mortgage loans. Such loans typically involve large balances to single borrowers or groups of related borrowers. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project decreases, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired.

Construction and Development Loans. At December 31, 2003, our construction and development mortgage loan portfolio was $122.4 million, or 6.9% of our total loans receivable. At that date, construction and development loans were relatively equally divided among commercial real estate, one- to four-family and multi-family mortgage loans. As a general matter, construction and development loans convert to permanent loans on our books. These types of credits carry special repayment risk because if a borrower defaults the construction project needs to be completed before the full value of the collateral can be realized.

Commercial Business Loans. At December 31, 2003, our commercial business loan portfolio consisted of loans totaling $75.0 million or 4.2% of our total loans receivable. The commercial loan portfolio consists of loans to businesses for equipment purchases, working capital lines of credit, debt refinancing, SBA loans and domestic stand-by letters of credit. Typically, these loans are secured by business assets and personal guarantees. We offer variable, adjustable and fixed rate loans. Approximately 18.9% of the commercial business loans have an interest rate adjusted monthly or immediately, based on the prevailing prime rate. We also have commercial business loans that have an initial period where interest rates are fixed, generally one to five years, and thereafter are adjustable based on various indexes. Fixed rate loans are priced at a margin over the yield on US Treasury issues with maturities that correspond to the maturities of the notes. Term loans are generally amortized over a three to seven year period and line-of-credit commercial business loans have a term of one year, at which point they mature. All borrowers having an exposure to the Bank of $500,000 or more are reviewed annually. The largest commercial business loan at December 31, 2003 had an outstanding balance of $27.4 million and was secured by equipment and chattel paper.

Loan Approval Authority

For one- to four-family residential loans intended for sale into the secondary market, the underwriters are authorized by the board of directors to approve loans processed through the Fannie Mae "Desktop Underwriter" automated underwriting system up to the Fannie Mae conforming loan limits loan limits ($333,700 for a single family residential units; higher limits for two-, three-, and four-family units). For one- to eight-family residential loans intended to be held in the Bank's portfolio, the underwriters are authorized to approve loans processed through the Fannie Mae "Desktop Underwriter" automated underwriting system up to $200,000, provided the loan-to-value is 80% or less and the loan meets other specific underwriting criteria. All portfolio loans in excess of $200,000, with a loan-to-value greater than 80%, or failing to meet other specific underwriting criteria must be approved by a senior officer.

Consumer loan underwriters have individual approval authority for secured loans ranging from $20,000 to $100,000 provided the loan-to-value on real estate does not exceed 80% or 90% on personal property and that the loan meets other specific underwriting criteria. All consumer loans in excess of $100,000, with a loan-to-value greater than 80% on real estate, 90% on personal property, or failing to meet other specific underwriting criteria must be approved by a senior officer. Consumer loan underwriters have individual approval authority for unsecured loans ranging from $2,000 to $15,000 provided the loan meets other specific underwriting criteria. All unsecured consumer loans in excess of $15,000, or not meeting specific underwriting criteria, must be approved by a senior officer.

Individual lenders in the investment real estate department have lending authority of $100,000 for multi-family and commercial loan proposals for both existing and proposed construction of investment real estate properties. Senior officers have individual lending authority of $250,000 and two senior officers together have lending authority of $500,000 for investment real estate loans. All investment real estate loans over $500,000 require approval of the executive committee of the board of directors.

Individual lenders in the commercial banking department have individual lending authority ranging from $50,000 to $150,000 for secured commercial business loans. Senior officers have individual lending authority of $250,000 and two senior officers together have lending authority of $500,000 for secured commercial business loans. All secured business loans over $500,000 require approval of the executive committee of the board of directors. Individual lenders in the commercial banking department have individual lending authority ranging from $10,000 to $25,000 for unsecured commercial business loans. Senior officers have individual lending authority of $50,000 and two senior officers together have lending authority of $150,000 for unsecured commercial business loans. All unsecured business loans over $150,000 require approval of the executive committee of the board of directors.

All loans approved by individuals and senior officers must be ratified by the board of directors at the next meeting following the approval.

Asset Quality

One of our key operating objectives has been and continues to be to maintain a high level of asset quality. Through a variety of strategies, including, but not limited to, borrower workout arrangements and aggressive marketing of foreclosed properties and repossessed assets, we have been proactive in addressing problem and non-performing assets. These strategies, as well as our emphasis on quality loan underwriting, our maintenance of sound credit standards for new loan originations, annual evaluation of large credits and relatively favorable economic and real estate market conditions have resulted in historically low delinquency ratios. However, in 2003 we have experienced a rise in commercial business loan delinquencies.

Delinquent Loans and Foreclosed Assets. When a borrower fails to make required payments on a loan, we take a number of steps to induce the borrower to cure the delinquency and restore the loan to a current status. In the case of one- to four-family mortgage loans, our loan servicing department is responsible for collection procedures from the 15th day of delinquency through the completion of foreclosure. Specific procedures include a late charge notice being sent at the time a payment is over 15 days past due with a second notice (in the form of a billing coupon) being sent before the payment becomes 30 days past due. Once the account is 30 days past due, we attempt telephone contact with the borrower. Letters are sent if contact has not been established by the 45th day of delinquency. On the 60th day of delinquency, attempts at telephone contact continue and stronger letters, including foreclosure notices, are sent. If telephone contact cannot be made, we send either our property inspector, a qualified third party inspector, or a loan officer to the property in an effort to contact the borrower.

When contact is made with the borrower, we attempt to obtain full payment or work out a repayment schedule to avoid foreclosure. All properties are inspected prior to foreclosure approval. Most borrowers pay before the deadline given and it is not necessary to start a foreclosure action. If it is, action starts when the loan is between the 90th and 120th day of delinquency following review by a senior officer. In conjunction with commencing a foreclosure action, we perform a property evaluation to determine any potential loss. If there is a potential loss, an appropriate charge-off is taken to bring the loan balance in line with the value of the liquidated real estate. Charge-offs are reported to the board of directors. If the loan is deemed to be uncollectible, we seek the shortest redemption period possible thus waiving our right to collect any deficiency from the borrower. If we obtain the property at the foreclosure sale, we hold the property as real estate owned. We obtain a market evaluation of the property to determine that the carrying balance of the owned real estate is consistent with the market value of the property. Marketing of the property begins immediately following the Bank taking title to the property. The marketing is usually undertaken by a realtor knowledgeable of the particular market. Mortgage insurance claims are filed if the loan had mortgage insurance coverage. It is marketed after a market evaluation is obtained and any mortgage insurance claims are filed. The collection procedures and guidelines as outlined by Fannie Mae, Freddie Mac, Federal Housing Administration (FHA), Veterans Administration (VA), Department of Veterans Affairs (DVA), WHEDA, and Guaranteed Rural Housing are followed.

The collection procedures for consumer loans, excluding student loans and indirect consumer loans, include sending periodic late notices to a borrower once a loan is 5 to 15 days past due depending upon the grace period associated with a loan. We attempt to make direct contact with a borrower once a loan becomes 30 days past due. Supervisory personnel review loans 60 days or more delinquent on a regular basis. If collection activity is unsuccessful after 90 days, we may pursue legal remedies ourselves or refer the matter to our legal counsel for further collection effort or charge-off a loan. Loans we deem to be uncollectible, or partially uncollectible are charged off so that the carrying balance approximates the value of the collateral. Charge-offs of consumer loans require the approval of a senior officer and are reported to the board of directors. All student loans are serviced by the Great Lakes Higher Education Servicing Corporation which guarantees their servicing to comply with all Department of Education Guidelines. Our student loan portfolio is guaranteed by the Great Lakes Higher Education Guaranty Corporation, which is reinsured by the U.S. Department of Education.

The collection procedures for multi-family, commercial real estate and commercial business loans include sending periodic late notices to a borrower once a loan is past due. We attempt to make direct contact with a borrower once a loan becomes 15 days past due. Our managers of the multi-family and commercial real estate loan areas review loans 10 days or more delinquent on a regular basis. If collection activity is unsuccessful, we may refer the matter to our legal counsel for further collection effort. Within 90 days, loans we deem to be uncollectible are proposed for repossession or foreclosure and partial or full charge-offs are taken to bring the loan balance in line with the expected collectibility of the loans. This legal action requires the approval of our board of directors, and charge offs are reported to the board.

Our policies require that management continuously monitor the status of the loan portfolio and report to the board of directors on a monthly basis. These reports include information on delinquent loans and foreclosed real estate.

The following table presents information regarding non-accrual mortgage, consumer loans, commercial business loans, accruing loans delinquent 90 days or more, and foreclosed properties and repossessed assets as of the dates indicated.

	At December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Non-accrual mortgage loans	$ 1,518	$1,399	$1,814	$730	$3,372
Non-accrual consumer loans	961	527	444	383	283
Non-accrual commercial business loans	6,809	5,357	346	750	—
Accruing loans delinquent 90 days or more	1,084	1,108	936	1,258	1,152
Total non-performing loans	10,372	8,391	3,540	3,121	4,807
Foreclosed properties and repossessed assets, net	630	750	383	2,281	3,018
Total non-performing assets	$11,002	$9,141	$3,923	$5,402	$7,825
Non-performing loans to total loans	0.61%	0.50%	0.19%	0.16%	0.44%
Non-performing assets to total assets	0.35%	0.32%	0.14%	0.19%	0.44%
Interest income that would have been recognized if non-accrual loans had been current	$384	$375	$139	$77	$245

There were no significant loans, which were considered to be impaired as defined in Statement of Financial Accounting Standards ("SFAS") No. 114 at December 31, 2002, 2001, 2000 or 1999. As discussed below, at December 31, 2003, there were loans totaling $12.9 million that are considered to be impaired. The average impaired loans for the year ended December 31, 2003 was $5.7 million and the interest received and recognized on the impaired loans was $308,000.

There are no restructured loans at the dates presented.

Total non-performing loans increased as of December 31, 2003, as compared to December 31, 2002, primarily as a result of an increase in non-accrual commercial business loans. In the fourth quarter of 2003, loans totaling $3.3 million to a single commercial borrower became impaired and classified as non-performing. We provided an additional $425,000 to the loan loss provision as a result of this classification. Total non-performing loans increased more significantly as of December 31, 2002, as compared to December 31, 2001, primarily as a result of an increase in non-accrual business loans. Of the increase during 2002, $3.2 million related to a single commercial business borrower with the remaining portion of the increase a result of the general decline in economic conditions affecting the borrower's cash flow. Even with the reported increases, we believe non-performing loans and assets, expressed as a percentage of total loans and assets, are still below national averages for financial institutions, due in part to our loan underwriting standards. The increases relating to consumer loans also resulted from the decline in general economic conditions.

In view of the continuing weakness in the economy, we have increased the amount of management time to monitor the commercial business loan portfolio since that is an area particularly sensitive to economic downturns.

The ultimate results with these and other commercial loans will depend on the success of the related business or projects, economic performance and other factors affecting loans and borrowers.

With the exception of mortgage loans insured or guaranteed by the FHA, VA or Guaranteed Rural Housing, we stop accruing income on loans when interest or principal payments are greater than 90 days in arrears or earlier when the timely collectibility of such interest or principal is doubtful. We designate loans on which we stop accruing income as non-accrual loans and generally, we reverse outstanding interest that we previously credited to income. We may recognize income in the period that we collect it when the ultimate collectibility of principal is no longer in doubt. We return a non-accrual loan to accrual status when factors indicating doubtful collection no longer exist. We had $9.3 million, $7.3 million and $2.6 million of non-accrual loans at December 31, 2003, 2002 and 2001, respectively. Interest income that would have been recognized had such loans been performing in accordance with their contractual terms totaled approximately $384,000, $375,000 and $139,000 for the years ended December 31, 2003, 2002 and 2001, respectively. A total of approximately $381,000, $499,000 and $102,000 of interest income was actually recorded on such loans in 2003, 2002 and 2001, respectively.

All commercial business and commercial real estate loans which are greater than 90 days past due are considered to be potentially impaired. In addition, we may declare a loan impaired prior to a loan being 90 days past due, if we determine there is a question as to the collectibility of principal. Impaired loans are individually assessed to determine whether a loan's carrying value is in excess of the fair value of the collateral or the present value of the loan's cash flows discounted at the loan's effective interest rate and if the carrying value is in excess, a loan loss allowance will be established.

Foreclosed real estate consists of property we acquired through foreclosure or deed in lieu of foreclosure. Foreclosed real estate properties are initially recorded at the lower of the recorded investment in the loan or fair value. Thereafter, we carry foreclosed real estate at fair value less estimated selling costs. Foreclosed real estate is inspected periodically. Additional outside appraisals are obtained as deemed necessary. Additional write-downs may occur if the property value deteriorates. These additional write-downs are charged directly to current operations.

Allowance for Loan Losses. The following table presents the activity in our allowance for loan losses at or for the periods indicated.

	At or for the Years Ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
	(Dollars in thousands)				
Balance at beginning of period	$12,743	$12,245	$12,238	$6,948	$6,855
Provision for loan losses	1,304	760	723	423	350
Purchase of First Northern	—	—	—	5,028	—
Charge-offs:					
Mortgage loans	(67)	(14)	(65)	(38)	(152)
Consumer loans	(415)	(428)	(337)	(156)	(189)
Commercial business loans	(19)	(39)	(415)	—	—
Total charge-offs	(501)	(481)	(817)	(194)	(341)
Recoveries:					
Mortgage loans	113	66	26	1	40
Consumer loans	107	40	57	32	44
Commercial business loans	5	113	18	—	—
Total recoveries	225	219	101	33	84
Net (charge-offs) recoveries	(276)	(262)	(716)	(161)	(257)
Balance at end of period	$13,771	$12,743	$12,245	$12,238	$6,948
Net charge-offs to average loans	(0.02%)	(0.01%)	(0.04%)	(0.01%)	(0.02%)
Allowance for loan losses to total loans	0.80%	0.76%	0.67%	0.62%	0.64%
Allowance for loan losses to non-performing loans	132.77%	151.87%	345.90%	392.12%	144.54%

The allowance for loan losses has been determined in accordance with generally accepted accounting principles. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our allowance for loan losses is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.

Loan loss allowances are reviewed monthly. General allowances are maintained by the following categories for performing loans to provide for unidentified inherent losses in the portfolios:

- One- to four-family
- Consumer
- Multi-family and commercial real estate
- Commercial business

Various factors are taken into consideration in establishing the loan allowance including: historical loss experience, economic factors and other factors, that, in management's judgment would affect the collectibility of the portfolio as of the evaluation date. Adjustments to the allowance for loan losses are charged against operations as provision for loan losses.

The appropriateness of the allowance is reviewed by senior management based upon its evaluation of then-existing economic and business conditions affecting the key lending areas of the Bank. Other outside factors such as credit quality trends, collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments and recent loss experience in particular segments of the portfolio that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectibility of the loan are also considered.

Non-performing and Delinquent Loans. One- to four-family loans delinquent more than 90 days, multi-family and commercial real estate loans delinquent more than 30 days, consumer loans delinquent more than 90 days and commercial business loans delinquent more than 30 days are reviewed and analyzed by senior officers on an individual basis. Any loss is charged against the allowance by establishing a corresponding specific allowance for that loan from the general allowance. In such an event, the loan is then reduced by the amount of the specific allowance and a corresponding amount is charged off to the allowance for losses on loans.

By following careful underwriting guidelines, we have historically maintained low levels of non-performing loans to total loans. Our ratio of non-performing loans to total loans at December 31, 1999 was 0.44% and decreased through 2000, after which it increased somewhat. At December 31, 2003, the ratio was 0.61%. This recent increase was the result of two commercial borrowers where the economic slowdown has adversely impacted their businesses. At December 31, 2003, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $12.9 million.

We believe the primary risks inherent in our portfolio are possible increases in interest rates, a possible continued weak economy, generally, and a possible decline in real estate market values. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies and loan losses. Accordingly, and because of the increased concentration of consumer loans, we have taken steps to increase our level of loan loss allowances over the last 5 years. At December 31, 2003, the allowance for loan losses as a percentage of total loans was 0.80% compared with 0.64% at December 31, 1999. Furthermore, the increase in the allowance for loan losses each year from 1999 to 2003 reflects our strategy of providing allowances for inherent losses in the portfolio, identifying potential losses in a timely manner, and providing an allowance to reflect changes in the components of the portfolio during that period.

Although we have established and maintained the allowance for loan losses at an amount that reflects management's best estimate of the amount necessary to provide for probable and estimable losses on loans, future additions may be necessary if economic and other conditions in the future differ substantially from the current operating environment and as the loan portfolio grows and its composition changes. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our loan and foreclosed real estate portfolios and the related allowance for loan losses and valuation allowance for foreclosed real estate. One or more of these agencies, specifically the OTS or the Federal Deposit Insurance Corporation ("FDIC"), may require us to increase the allowance for loan losses or the valuation allowance for foreclosed real estate based on their judgments of information available to them at the time of their examination, thereby adversely affecting our results of operations.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Operating Results for the Years Ended December 31, 2002 and 2001—Provision for Loan Losses." The following table represents our allocation of allowance for loan losses by loan category on the dates indicated:

	At December 31,									
	2003		2002		2001		2000		1999	
Loan Category	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans
Mortgage loans										
One- to four-family	$4,001	44.69%	$4,701	47.38%	$5,608	52.46%	$6,279	59.56%	$4,736	67.37%
Other	3,150	25.70	3,160	24.40	2,875	22.36	2,173	15.72	822	12.01
Total mortgage loans	7,151	70.39	7,861	71.78	8,483	74.82	8,452	75.28	5,558	79.38
Home equity lines	481	4.43	496	4.45	490	4.04	519	3.97	253	4.58
Consumer	2,398	20.95	2,380	20.27	2,320	17.92	2,483	17.80	617	12.47
Commercial business loans	3,741	4.23	1,507	3.50	952	3.22	784	2.95	520	3.57
Unallocated	-	-	499	0.00	-	0.00	-	0.00	-	0.00
Total allowance for loan losses	$13,771	100.00%	$12,743	100.00%	$12,245	100.00%	$12,238	100.00%	$6,948	100.00%

Investment Activities

Investment Securities. The Bank's board of directors reviews and approves its investment policy on an annual basis. Senior officers, as authorized by the board of directors, implement this policy. The board of directors reviews investment activity on a monthly basis.

Our investment objectives are to meet liquidity requirements, generate a favorable return on investments without undue compromise to our other business objectives and our levels of interest rate risk, credit risk and investment portfolio concentrations. Federally chartered savings banks have authority to invest in various types of assets, including U.S. Treasury obligations, securities of various federal agencies, state and municipal obligations, mortgage-related securities, mortgage derivative securities, certain time deposits of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements, loans of federal funds, and, subject to certain limits, corporate debt and equity securities, commercial paper and mutual funds.

The Bank's investment policy allows participation in hedging strategies such as the use of financial futures, options or forward commitments or interest rate swaps but only with prior approval of the board of directors. We did not have any such hedging transactions in place at December 31, 2003. Our investment policy prohibits the purchase of non-investment grade bonds. Our investment policy also provides that we will not engage in any practice that the Federal Financial Institutions Examination Council considers to be an unsuitable investment practice. For information regarding the carrying values, yields and maturities of our investment securities and mortgage-related securities, see "—Carrying Values, Yields and Maturities."

At December 31, 2003, we had not invested funds in any single mutual fund in excess of 10% of our capital. All of our mutual fund investments are permissible investments under our investment policy and applicable laws and regulations. We carry our mutual fund investments at market value. At December 31, 2003, our mutual fund investments were in funds which invested primarily in mortgage-related securities.

We classify securities as trading, held-to-maturity, or available-for-sale at the date of purchase. At December 31, 2003, all investment securities are classified as available-for-sale. These securities are carried at fair value with the change in fair value recorded as a component of shareholders' equity.

Mortgage-related Securities. Most of our mortgage-related securities are directly or indirectly insured or guaranteed by the Government National Mortgage Association ("GNMA"), Freddie Mac or Fannie Mae. The rest of the securities are investment-grade private placement collateralized mortgage obligations ("CMOs"). Private placement CMOs carry higher credit risks and higher yields than mortgage-related securities insured or guaranteed by agencies of the U.S. Government. We classify our entire mortgage-related securities portfolio as available-for-sale.

At December 31, 2003, mortgage-related securities available-for-sale totaled $1.1 billion, or 33.9% of total assets. This represents a significant increase from the prior year-end, as a consequence of the initial use of net proceeds of our public offering to purchase mortgage-related securities. At December 31, 2003, the mortgage-related securities portfolio had a weighted average yield of 4.57%. Of the mortgage-related securities we held at December 31, 2003, $1.0 billion, or 97.2%, had fixed rates and $29.4 million, or 2.8%, had adjustable-rates. Mortgage-related securities at December 31, 2003 included real estate mortgage investment conduits ("REMICs"), which are securities derived by reallocating cash flows from mortgage pass-through securities or from pools of mortgage loans held by a trust. REMICs are a form of, and are often referred to as CMOs.

Our CMOs have fixed and variable coupon rates ranging from 1.4625% to 6.00% and a weighted average yield of 4.43% at December 31, 2003. At December 31, 2003, CMOs totaled $963.3 million, which constituted 91.5% of the mortgage-related securities portfolio, or 31.0% of total assets. Our CMOs had an expected average life of 3.15 years at December 31, 2003. For a further discussion of our investment policies, including those for mortgage-related securities, see "—Investment Securities." Purchases of mortgage-related securities may decline in the future to offset any significant increase in demand for one- to four-family mortgage loans and other loans.

Mortgage-related securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees or credit enhancements that reduce credit risk. However, mortgage-related securities are more liquid than individual mortgage loans.

In general, mortgage-related securities issued or guaranteed by GNMA, Freddie Mac and Fannie Mae are weighted at no more than 20% for risk-based capital purposes, compared to the 50% risk weighting assigned to most non-securitized residential mortgage loans.

While mortgage-related securities carry a reduced credit risk as compared to whole loans, they remain subject to the risk of a fluctuating interest rate environment. Along with other factors, such as the geographic distribution of the underlying mortgage loans, changes in interest rates may alter the prepayment rate of those mortgage loans and affect the value of mortgage-related securities.

The following table presents our investment securities and mortgage-related securities activities for the periods indicated.

	For the Year Ended December 31,		
	2003	2002	2001
	(In thousands)		
Investment securities available-for-sale:			
Carrying value at beginning of period	$ 73,226	$ 93,059	$ 94,129
Purchases	128,501	36,390	174,938
Sales	(8,076)	-	-
Calls	(700)	(4,023)	(14,000)
Maturities	(124,051)	(50,960)	(163,178)
Principal payments	-	(937)	(563)
Premium amortization and discount accretion, net	122	134	503
(Decrease) increase in unrealized gains	(1,189)	(437)	1,230
Net decrease in investment securities	(5,393)	(19,833)	(1,070)
Carrying value at end of period	$ 67,833	$ 73,226	$ 93,059
Mortgage-related securities available-for-sale:			
Carrying value at beginning of period	$ 618,123	$ 521,084	$464,873
Purchases	923,451	365,312	176,658
Principal payments	(470,994)	(275,518)	(128,256)
Premium amortization and discount accretion, net	(2,229)	(253)	723
Increase (decrease) in unrealized gains	(15,002)	7,498	7,086
Net increase in mortgage-related securities	435,226	97,039	56,211
Carrying value at end of period	$1,053,349	$618,123	$521,084

The following table presents the fair value of our money market investments, investment securities and mortgage-related securities portfolios at the dates indicated. It also presents the coupon type for the mortgage-related securities portfolio. For all securities and for all periods presented, the carrying value is equal to fair value.

	At December 31,		
	2003 Carrying/ Fair Value	2002 Carrying/ Fair Value	2001 Carrying/ Fair Value
	(Dollars in thousands)		
Money market investments			
Interest-earning deposits	$20,119	$ 36,462	$ 35,338
Federal funds sold	30,000	165,000	175,000
Total money market investments	$50,119	$201,462	$210,338
Investment securities available-for-sale			
Mutual funds	$44,697	$34,034	$32,982
United States government and federal agency obligations.	21,736	28,212	41,319
Corporate issue securities	-	9,563	17,189
Freddie Mac stock	1,400	1,417	1,569
Total investment securities available-for-sale	$67,833	$73,226	$93,059
Mortgage-related securities available-for-sale by issuer:			
Freddie Mac	$ 518,172	$288,113	$161,895
Fannie Mae	445,496	296,604	328,630
Private placement CMO's	543	8,406	28,783
GNMA	89,138	25,000	1,776
Total mortgage-related securities	$1,053,349	$618,123	$521,084
Total investment portfolio	$1,171,301	$892,811	$824,481

Carrying Values, Yields and Maturities. The table below presents information regarding the carrying values, weighted average yields and contractual maturities of our investment securities and mortgage-related securities at March 31, 2003. Mortgage-related securities are presented by issuer and by coupon type.

	At December 31, 2003									
	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)									
Investment securities available-for-sale:										
Mutual funds	$44,697	2.03%	$ —	—%	$—	—%	$—	—%	$44,697	2.03%
United States government and agencies	10,800	3.86	10,936	3.75	—	—	—	—	21,736	3.80
Corporate issues	—	—	—	—	—	—	—	—	—	—
Taxable municipal							—	—		
Freddie Mac stock	1,400	1.73	—	—	—	—	—	—	1,400	1.73
Total investment securities	$56,897	2.37	$10,936	3.75	$—	$—	$—	—	$67,833	2.59
Mortgage-related securities available-for-sale:										
By issuer:										
GNMA pass-through certificates	$ 2	7.52	$ 109	8.27	$ —	—%	$2,622	4.33	$2,733	4.49
Fannie Mae pass-through certificates	—	—	1,874	5.89	20,858	5.98	60,712	6.11	83,444	6.07
Freddie Mac pass-through certificates	1	8.11	220	6.59	1,870	5.87	1,751	6.58	3,842	6.24
Private CMO's	—	—	—	—	414	6.12	129	3.63	543	5.53
Freddie Mac, Fannie Mae and GNMA-REMICs	—	—	1,871	5.33	47,072	3.45	913,844	4.48	962,787	4.43
Total mortgage-related securities	3	7.72	4,074	5.74	70,214	4.25	979,058	4.58	1,053,349	4.57
By coupon type:										
Adjustable rate	—	—	1,871	5.33	—	—	27,494	4.25	29,365	4.32
Fixed rate	3	7.72	2,203	6.08	70,214	4.28	951,564	4.59	1,023,984	4.58
Total mortgage-related securities	$ 3	7.72%	$ 4,074	5.74%	$70,214	4.28%	$979,058	4.58%	$1,053,349	4.57%
Total investment and mortgage-related securities portfolio	$56,900	2.37%	$15,010	4.29%	$70,214	4.28%	$979,058	4.58%	$1,121,182	4.45%

Deposits

We offer a variety of deposit accounts having a range of interest rates and terms. We currently offer regular savings accounts (consisting of passbook and statement savings accounts), interest-bearing demand accounts, non-interest-bearing demand accounts, money market accounts, and time deposits. We also offer IRA time deposit accounts.

Deposit flows are influenced significantly by general and local economic conditions, changes in prevailing interest rates, pricing of deposits and competition. Our deposits are primarily obtained from areas surrounding our 71 bank offices and we rely primarily on paying competitive rates, service, and long-standing relationships with customers to attract and retain these deposits. We have, from time to time, used brokers to obtain wholesale deposits to a limited extent. At December 31, 2003, we had approximately $16.1 million of brokered wholesale deposits.

When we determine our deposit rates, we consider local competition, U.S. Treasury securities offerings and the rates charged on other sources of funds. Core deposits (defined as regular savings accounts, money market accounts and demand accounts) represented 42.2% of total deposits on December 31, 2003. At December 31, 2003, time deposits with remaining terms to maturity of less than one year amounted to $510.2 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Gap Analysis."

The following table presents our deposit activity for the periods indicated:

	For the Year Ended December 31,		
	2003	2002	2001
	(Dollars in thousands)		
Total deposits at beginning of period	$2,126,655	$2,090,440	$1,894,820
Net deposits (withdrawals)	(127,283)	(26,619)	115,105
Interest credited, net of penalties	52,918	62,834	80,515
Total deposits at end of period	$2,052,290	$2,126,655	$2,090,440
Net increase (decrease)	$(74,365)	$36,215	$195,620
Percentage increase (decrease)	(3.50%)	1.73%	10.32%

At December 31, 2003, we had $149.7 million in time deposits with balances of $100,000 and over maturing as follows:

Maturity Period	Amount (In thousands)
Three months or less	$ 36,693
Over three months through six months	10,331
Over six months through 12 months	14,652
Over 12 months through 24 months	35,595
Over 24 months through 36 months	17,235
Over 36 months	35,184
Total	$149,690

The following table presents the distribution of our deposit accounts at the dates indicated by dollar amount and percent of portfolio, and the weighted average rate.

	At December 31,								
	2003			2002			2001		
	Amount	Percent of total deposits	Weighted average nominal rate	Amount	Percent of total deposits	Weighted average nominal rate	Amount	Percent of total deposits	Weighted average nominal rate
	(Dollars in thousands)								
Savings	$240,543	11.72%	0.43%	$230,170	10.82%	0.63%	$214,859	10.28%	1.19%
Interest-bearing demand	157,231	7.66	0.22	149,008	7.01	0.37	137,317	6.57	0.64
Money market	358,003	17.44	1.05	351,433	16.53	1.62	335,946	16.07	2.08
Non-interest bearing demand	110,099	5.36	0.00	98,941	4.65	0.00	96,362	4.61	0.00
Total	865,876	42.18	0.59	829,552	39.01	0.93	784,484	37.53	1.33
Certificates:									
Time deposits with original maturities of:									
Three months or less	136,756	6.66	1.22	125,771	5.91	2.06	95,946	4.59	2.68
Over three months to twelve months	172,181	8.39	1.48	248,269	11.67	2.53	187,960	8.99	3.94
Over twelve months to twenty-four months	215,428	10.50	2.88	336,919	15.84	3.83	713,413	34.12	5.43
Over twenty-four months to thirty-six months	183,880	8.96	3.75	167,574	7.88	5.12	208,859	9.99	5.79
Over thirty-six months to forty-eight months	202,155	9.85	4.29	188,180	8.85	4.34	29,998	1.44	5.50
Over forty-eight months to sixty months	274,756	13.40	4.98	227,265	10.69	5.31	67,717	3.24	5.80
Over sixty months	1,258	0.06	6.66	3,125	0.15	5.90	2,063	0.10	6.41
Total time deposits	1,186,414	57.82	3.35	1,297,103	60.99	3.91	1,305,956	62.47	5.09
Total deposits	$2,052,290	100.00%	2.19%	$2,126,655	100.00%	2.75%	$2,090,440	100.00%	3.68%

Borrowings

We borrow funds to finance our lending and investing activities. Substantially all of our borrowings take the form of advances from the FHLB of Chicago. At December 31, 2003 we had borrowings totaling $231.8 million with maturities of less than one year. We have pledged all of our residential mortgage loans as blanket collateral for these advances and future advances. The FHLB of Chicago offers a variety of borrowing options with fixed or variable rates, flexible repayment options, and fixed or callable terms. We choose the rate, repayment option, and term to fit the purpose of the borrowing. See "Notes to Consolidated Financial Statements—Note 7. Borrowings."

The following table sets forth certain information regarding our borrowings at the end of and during the periods indicated:

	At or For the Year Ended December 31,			
	2003	2002	2001	2000
	(Dollars in thousands)			
Balance outstanding at end of year:				
Notes payable to FHLB	$299,491	$332,299	$442,025	$546,489
Overnight borrowings from FHLB	--	--	--	20,225
Other borrowings	--	22,679	23,335	910
Weighted average interest rate at end of year:				
Notes payable to FHLB	5.52%	5.57%	5.75%	6.31%
Overnight borrowings from FHLB	--	--	--	6.85%
Other borrowings	--	0.99%	1.39%	5.74%
Maximum amount outstanding during the year:				
Notes payable to FHLB	$332,398	$445,414	$547,653	$546,760
Overnight borrowings from FHLB	15,000	5,480	29,275	120,900
Other borrowings	22,679	19,835	60,720	2,820
Average amount outstanding during the year:				
Notes payable to FHLB	$318,942	$395,351	$491,248	$289,032
Overnight borrowings from FHLB	72	25	6,348	20,145
Other borrowings	430	3,309	5,285	84
Weighted average interest rate during the year:				
Fixed interest rate notes payable to FHLB	5.61%	5.68%	5.91%	6.56%
Overnight borrowings from FHLB	1.38%	1.53%	5.74%	6.56%
Other borrowings	0.98%	1.45%	3.38%	6.29%

Borrowings decreased to $299.5 million at December 31, 2003, as compared to $355.0 million at December 31, 2002, primarily as a result of the proceeds of loan sales and deposit growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Comparisons of Financial Condition at December 31, 2003 and 2002."

Average Balance Sheet and Rate Yield Analysis

See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Average Equity to Average Assets

The ratio of average equity to average assets measures a financial institution's financial strength. At December 31, 2003, 2002, 2001, 2000, and 1999 our average equity to average assets ratio was 14.0%, 10.9%, 10.4%, 9.7%, and 9.6%, respectively.

Cash Dividends

We paid cash dividends of $0.120 per share in 2003; $0.093 per share in 2002, and $0.076 per share in 2001. We did not pay any cash dividends in 2000 because our initial conversion was not completed until late in the year.

Subsidiaries

Lake Financial and Insurance Services, Inc., a wholly owned subsidiary of the Bank, provides investment, brokerage and insurance services to the Bank's customers and the general public. Investment services include tax deferred and tax free investments, mutual funds, and government securities. Personal insurance, business insurance, life and disability insurance and mortgage protection products are also offered by Lake Financial.

Mutual Investment Corporation, a wholly owned subsidiary of the Bank, owns and manages part of the investment portfolio. First Northern Investment Inc. ("FNII"), a wholly owned subsidiary of the Bank, also owns and manages investments and SFC's indirect automobile loans.

MC Development LTD, a wholly owned subsidiary of the Bank, is involved in land development and sales. It owns two parcels of undeveloped land consisting of 15 acres in Brown Deer, Wisconsin and 318 acres in Oconomowoc, Wisconsin. See "—Properties."

SFC, 50% owned by the Bank and 50% owned by another financial institution, originates, sells, and services the indirect automobile loans. SFC sells the loans on a regular basis to FNII or the Bank, but retains the servicing rights in the loans.

In addition, the Bank has five wholly owned subsidiaries that are inactive but will continue to be wholly owned subsidiaries for possible future use in a related or other area.

Employees

At December 31, 2003, we employed 742 full time and 87 part time associates. Management considers its relations with its associates to be good.

Regulation

Set forth below is a brief description of certain laws and regulations that relate to the regulation of the Bank and the Company.

General

The Bank is a federally chartered stock savings association, chartered as a savings bank, whose primary regulator is the OTS. The FDIC, under the Savings Association Insurance Fund ("SAIF"), insures its deposit accounts up to applicable limits. The Bank is currently subject to extensive regulation, examination and supervision by the OTS as its chartering agency, and by the FDIC as its deposit insurer. The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, and must obtain regulatory approval prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions and opening or acquiring branch offices. In addition, the Bank's relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws, especially in such matters as the ownership of deposit accounts and the form and content of the Bank's mortgage documents.

The OTS currently conducts periodic examinations to assess the Bank's compliance with various regulatory requirements. In addition, the FDIC has the right to perform examinations of the Bank should the OTS or the FDIC determine the Bank is in a weakened financial condition or a failure is foreseeable. This regulation and supervision establishes a comprehensive framework of activities in which a savings bank can engage and is intended primarily for the protection of the deposit insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

The Company is a Wisconsin corporation registered with the OTS as a unitary savings and loan holding company. It files reports with the OTS and is subject to regulation and examination by the OTS. The Company also is required to file certain reports with, and otherwise comply with, the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in these laws and regulations, whether by the OTS, the FDIC, the SEC, or through legislation, could have a material adverse impact on the Bank and the Company, and their operations and shareholders.

Certain of the laws and regulations applicable to the Bank and the Company are summarized below. These summaries do not purport to be complete and are qualified in their entirety by reference to such laws and regulations.

Federal Regulation of the Bank

General. As a federally chartered, FDIC-insured savings bank, the Bank is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments must comply with federal statutory and regulatory requirements. This federal regulation and supervision establishes a comprehensive framework of activities in which a savings bank can engage and is intended primarily for the protection of the FDIC and depositors. This regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding the classification of assets and the establishment of adequate loan loss reserves.

The OTS regularly examines the Bank and issues a report on its examination findings to the Bank's board of directors. The Bank's relationships with its depositors and borrowers is also regulated by federal law, especially in such matters as the ownership of savings accounts and the form and content of the Bank's mortgage documents.

The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, and must obtain regulatory approvals prior to entering into transactions such as mergers with or acquisitions of other financial institutions.

Regulatory Capital Requirements. OTS capital regulations require savings associations such as the Bank to meet three capital standards. The minimum standards are tangible capital equal to at least 1.5% of adjusted total assets, core capital equal to at least 3% of adjusted total assets, and risk-based capital equal to at least 8% of total risk-weighted assets. These capital standards are in addition to the capital standards promulgated by the OTS under its prompt corrective action regulations, as described below under the heading "Prompt Corrective Action."

Tangible capital is defined as core capital less all intangible assets and certain mortgage servicing rights. Core capital is defined as common shareholders' equity, noncumulative perpetual preferred stock, related surplus and minority interests in the equity accounts of fully consolidated subsidiaries, nonwithdrawable accounts and pledged deposits of mutual savings associations and qualifying supervisory goodwill, less nonqualifying intangible assets, mortgage servicing rights and investments in certain non-includable subsidiaries.

The risk-based capital standard for savings institutions requires the maintenance of total risk-based capital of at least 8% of risk-weighted assets. Risk-based capital is comprised of core and supplementary capital. The components of supplementary capital include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, intermediate-term preferred stock, up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair values, and the portion of the allowance for loan losses not designated for specific loan losses. The portion of the allowance for loan and lease losses includible in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, supplementary capital is limited to 100% of core capital. A savings association must calculate its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors as determined by the OTS, which range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and other assets.

OTS rules require a deduction from capital for institutions that have unacceptable levels of interest rate risk. The OTS calculates the sensitivity of an institution's net portfolio value based on data submitted by the institution in a schedule to its quarterly Thrift Financial Report and using the interest rate risk measurement model adopted by the OTS. The amount of the interest rate risk component, if any, is deducted from an institution's total capital in order to determine if it meets its risk-based capital requirement.

Dividend and Other Capital Distribution Limitations. The OTS imposes various restrictions or requirements on the ability of savings associations to make capital distributions, including dividend payments.

OTS regulations require the Bank to give the OTS 30 days' advance notice of any proposed declaration of dividends, and the OTS has the authority under its supervisory powers to prohibit the payment of dividends.

OTS regulations impose uniform limitations on the ability of all savings banks and associations to engage in various distributions of capital such as dividends, stock repurchases and cash-out mergers. In addition, the regulation utilizes a three-tiered approach permitting various levels of distributions based primarily upon a savings bank's capital level.

The Bank currently meets the criteria to be designated a Tier 1 association and, consequently, could at its option (after prior notice to, and no objection made by, the OTS) distribute up to 100% of its net income during the calendar year plus it retained net income for the preceding two years, less any distributions previously paid during the year. Additional dividends or distributions would require further OTS approval.

Qualified Thrift Lender Test. Federal savings associations must meet a qualified thrift lender test or they become subject to operating restrictions. The Bank anticipates that it will maintain an appropriate level of investments consisting primarily of residential mortgages, mortgage-backed securities and other mortgage-related investments, and otherwise qualify as a qualified thrift lender. The required percentage of these mortgage-related investments is 65% of portfolio assets. Portfolio assets are all assets minus goodwill and other intangible assets, property used by the institution in conducting its business and liquid assets equal to 20% of total assets. Compliance with the qualified thrift lender test is determined on a monthly basis in nine out of every twelve months.

Liquidity Standard. Each federal savings association is required to maintain sufficient liquidity to ensure its safe and sound operations.

Federal Home Loan Bank System. The Bank is a member of the FHLB of Chicago, which is one of 12 regional Federal Home Loan Banks. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member financial institutions and proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members pursuant to policies and procedures established by the board of directors of the FHLB of Chicago.

As a member, the Bank is required to purchase and maintain stock in the FHLB of Chicago in an amount equal to the greatest of $500, 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year, or 5% of its outstanding advances. The Bank is currently in compliance with this requirement. The FHLB of Chicago also imposes various limitations on advances made to member banks, which limitations relate to the amount and type of collateral, the amounts of advances, and other items.

Under the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (the "GLB Act"), the Bank is a voluntary member of the FHLB of Chicago. The Bank could withdraw or reduce its stock ownership in the FHLB of Chicago, although it has no current intention to do so. The FHLB of Chicago contributes to affordable housing programs through direct loans, interest subsidies on advances, and grants targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of dividends paid by the FHLB of Chicago and could continue to do so in the future.

Federal Reserve System. The Federal Reserve System requires all depository institutions to maintain non-interest-bearing reserves at specified levels against their checking, NOW, and Super NOW checking accounts and non-personal time deposits. Savings institutions have authority to borrow from the Federal Reserve System "discount window," but Federal Reserve System policy generally requires savings institutions to exhaust all other sources before borrowing from the Federal Reserve System.

Deposit Insurance. The deposit accounts held by customers of the Bank are insured by the SAIF to a maximum of $100,000 as permitted by law. Insurance on deposits may be terminated by the FDIC if it finds that the Bank has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS as the Bank's primary regulator. The management of the Bank does not know of any practice, condition, or violation that might lead to termination of the Bank's deposit insurance.

The FDIC sets deposit insurance premiums based upon the risks a particular bank or savings association posed to its deposit insurance funds. Under the risk-based deposit insurance assessment system, the FDIC assigns an institution to one of three capital categories based on the institution's financial information, as of the reporting period ending six months before the assessment period. The three capital categories are (1) well capitalized, (2) adequately capitalized and (3) undercapitalized. The FDIC also assigns an institution to one of three supervisory subcategories within each capital group. With respect to the capital ratios, institutions are classified as well capitalized, adequately capitalized or undercapitalized using ratios that are substantially similar to the prompt corrective action capital ratios discussed below. The FDIC also assigns an institution to a supervisory subgroup based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor).

An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for deposit insurance currently range from 0 basis points to 27 basis points. The capital and supervisory subgroup to which an institution is assigned by the FDIC is confidential and may not be disclosed. A bank's rate of deposit insurance assessments will depend upon the category and subcategory to which the bank is assigned by the FDIC. Any increase in insurance assessments could have an adverse effect on the earnings of insured institutions, including the Bank.

Transactions with Affiliates. Sections 23A and 23B of the Federal Reserve Act govern transactions between an insured federal savings association, such as the Bank, and any of its affiliates, such as the Company. The Federal Reserve Board has adopted Regulation W, which comprehensively implements and interprets Sections 23A and 23B, in part by codifying prior Federal Reserve Board interpretations under Sections 23A and 23B.

An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. A subsidiary of a bank that is not also a depository institution or a "financial subsidiary" under the GLB Act is not treated as an affiliate of the bank for the purposes of Sections 23A and 23B; however, the OTS has the discretion to treat subsidiaries of a savings association as affiliates on a case-by-case basis. Sections 23A and 23B limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such bank's capital stock and surplus, and limit all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. The statutory sections also require that all such transactions be on terms that are consistent with safe and sound banking practices. The term "covered transaction" includes the making of loans, purchase of assets, issuance of guarantees and other similar types of transactions. Further, most loans by a bank to any of its affiliates must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amounts. In addition, any covered transaction by an association with an affiliate and any purchase of assets or services by an association from an affiliate must be on terms that are substantially the same, or at least as favorable, to the bank as those that would be provided to a non-affiliate.

Acquisitions and Mergers. Under the federal Bank Merger Act, any merger of the Bank with or into another institution would require the approval of the OTS, or the primary federal regulator of the resulting entity if it is not an OTS-regulated institution. See also "Acquisition of Bank Mutual Corporation" below for a discussion of factors relating to acquisitions of the Company.

Prohibitions Against Tying Arrangements. Savings associations such as the Bank are subject to the prohibitions of 12 U.S.C. Section 1972 on certain tying arrangements. A savings association is prohibited, subject to certain exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution.

Customer Privacy. Savings associations such as the Bank are required to develop and maintain privacy policies relating to information on the customers, restrict and establish procedure practices to protect customer data. Applicable privacy regulations further restrict the sharing of non-public customer data with non-affiliated parties if the customer requests.

Uniform Real Estate Lending Standards. The federal banking agencies adopted uniform regulations prescribing standards for extensions of credit that are secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate. Under the joint regulations adopted by the federal banking agencies, all insured depository institutions must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies that have been adopted by the federal bank regulators.

The Interagency Guidelines, among other things, require a depository institution to establish internal loan-to-value limits for real estate loans that are not in excess of the following supervisory limits:

- for loans secured by raw land, the supervisory loan-to-value limit is 65% of the value of the collateral;
- for land development loans (i.e., loans for the purpose of improving unimproved property prior to the erection of structures), the supervisory limit is 75%;
- for loans for the construction of commercial, multi-family or other non-residential property, the supervisory limit is 80%;

- for loans for the construction of one- to four-family properties, the supervisory limit is 85%; and
- for loans secured by other improved property (e.g., farmland, completed commercial property and other income-producing property, including non-owner occupied, one- to four-family property), the limit is 85%.

Although no supervisory loan-to-value limit has been established for owner-occupied, one- to four-family and home equity loans, the Interagency Guidelines state that for any such loan with a loan-to-value ratio that equals or exceeds 90% at origination, an institution should require appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral.

Community Reinvestment Act. Under the Community Reinvestment Act ("CRA"), any insured depository institution, including the Bank, has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the OTS, in connection with its examination of a savings association, to assess the savings association's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such association, including applications for additional branches and acquisitions.

Among other things, the CRA regulations contain an evaluation system that would rate an institution based on its actual performance in meeting community needs. In particular, the evaluation system focuses on three tests:

- a lending test, to evaluate the institution's record of making loans in its service areas;
- an investment test, to evaluate the institution's record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and
- a service test, to evaluate the institution's delivery of services through its branches, ATMs and other offices.

The CRA requires the OTS, in the case of the Bank, to provide a written evaluation of a savings association's CRA performance utilizing a four-tiered descriptive rating system and requires public disclosure of an association's CRA rating. The Bank and First Northern each received at least "satisfactory" overall ratings in their most recent CRA examinations.

Safety and Soundness Standards. Each federal banking agency, including the OTS, has adopted guidelines establishing general standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder.

Prompt Corrective Action. FDICIA also established a system of prompt corrective action to resolve the problems of undercapitalized insured institutions. The OTS, as well as the other federal banking regulators, adopted the FDIC's regulations governing the supervisory actions that may be taken against undercapitalized institutions. These regulations establish and define five capital categories, in the absence of a specific capital directive, as follows:

Category	Total Capital to Risk Weighted Assets	Tier 1 Capital to Risk Weighted Assets	Tier 1 Capital to Total Assets
Well capitalized	≥10%	≥6%	≥5%
Adequately capitalized	≥ 8%	≥4%	≥4%*
Under capitalized	< 8%	<4%	<4%*
Significantly undercapitalized	< 6%	<3%	<3%
Critically undercapitalized	Tangible assets to capital of < 2%		

* 3% if the bank receives the highest rating under the uniform system

The severity of the action authorized or required to be taken under the prompt corrective action regulations increases as a bank's capital decreases within the three undercapitalized categories. All savings associations are prohibited from paying dividends or other capital distributions or paying management fees to any controlling person if, following such distribution, the association would be undercapitalized. The FDIC or the OTS, in the case of the Bank, is required to monitor closely the condition of an undercapitalized bank and to restrict the growth of its assets. An undercapitalized savings association is required to file a capital restoration plan within 45 days of the date the association receives notice that it is within any of the three undercapitalized categories, and the plan must be guaranteed by any parent holding company. The aggregate liability of a parent holding company is limited to the lesser of:

- an amount equal to five percent of the bank's total assets at the time it became "undercapitalized"; and
- the amount that is necessary (or would have been necessary) to bring the bank into compliance with all capital standards applicable with respect to such bank as of the time it fails to comply with the plan.

If a savings association fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized." Banks that are significantly or critically undercapitalized are subject to a wider range of regulatory requirements and restrictions.

The FDIC has a broad range of grounds under which it may appoint a receiver or conservator for an insured savings association. If one or more grounds exist for appointing a conservator or receiver for a savings association, the FDIC may require the association to issue additional debt or stock, sell assets, be acquired by a depository bank or savings association holding company or combine with another depository savings association. Under FDICIA, the FDIC is required to appoint a receiver or a conservator for a critically undercapitalized savings association within 90 days after the association becomes critically undercapitalized or to take such other action that would better achieve the purposes of the prompt corrective action provisions. Such alternative action can be renewed for successive 90-day periods. However, if the savings association continues to be critically undercapitalized on average during the quarter that begins 270 days after it first became critically undercapitalized, a receiver must be appointed, unless the FDIC makes certain findings that the association is viable.

Loans to Insiders. A savings association's loans to its executive officers, directors, any owner of more than 10% of its stock (each, an insider) and any of certain entities affiliated with any such person (an insider's related interest) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the Federal Reserve Board's Regulation O thereunder. Under these restrictions, the aggregate amount of the loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to national banks, which is comparable to the loans-to-one-borrower limit applicable to the Bank's loans. All loans by a savings association to all insiders and insiders' related interests in the aggregate may not exceed the bank's unimpaired capital and unimpaired surplus. With certain exceptions, loans to an executive officer, other than loans for the education of the officer's children and certain loans secured by the officer's residence, may not exceed the greater of $25,000 or 2.5% of the savings association's unimpaired capital and unimpaired surplus, but in no event more than

$100,000. Regulation O also requires that any proposed loan to an insider or a related interest of that insider be approved in advance by a majority of the board of directors of the savings association, with any interested director not participating in the voting, if such loan, when aggregated with any existing loans to that insider and the insider's related interests, would exceed either $500,000 or the greater of $25,000 or 5% of the savings association's unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not present more than a normal risk of collectibility.

An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the savings association and that does not give any preference to insiders of the association over other employees of the association.

The USA PATRIOT Act. In response to the terrorist attacks of September 11, 2001, Congress adopted the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act. The USA PATRIOT Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By means of amendments to the Bank Secrecy Act, Title III of the USA PATRIOT Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks and savings associations.

Among other requirements, Title III of the USA PATRIOT Act imposes the following requirements with respect to financial institutions:

- All financial institutions must establish anti-money laundering programs that include, at minimum; (a) internal policies, procedures, and controls; (b) specific designation of an anti-money laundering compliance officer; (c) ongoing employee training programs, and (d) an independent audit function to test the anti-money laundering program.

- The Secretary of the Treasury, in conjunction with other bank regulators, may issue regulations that provide for minimum standards with respect to customer identification at the time new accounts are opened.

- Financial institutions that establish, maintain, or manage private banking accounts or correspondent accounts in the United States for non-United States persons or their representatives (including foreign individuals visiting the United States) must establish appropriate, specific, and, where necessary, enhanced due diligence policies, procedures, and controls designed to detect and report money laundering.

- Financial institutions are prohibited from establishing, maintaining, administering or managing correspondent accounts for foreign shell banks (foreign banks that do not have a physical presence in any country), and will be subject to certain recordkeeping obligations with respect to correspondent accounts of foreign banks.

- Bank regulators are directed to consider a holding company's effectiveness in combating money laundering when ruling on Federal Reserve Act and bank merger applications.

Certain provisions of the USA Patriot Act expire in 2004 and, even if renewed, may be changed as part of the renewal process.

Bank Mutual Corporation Regulation

Holding Company Regulation

Bank Mutual Corporation is a savings and loan holding company, subject to regulation and supervision by the Office of Thrift Supervision. The OTS has enforcement authority over the Company and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a risk to the Bank.

Non-grandfathered unitary savings and loan holding companies are limited to those activities permissible for financial holding companies or for multiple savings and loan holding companies. The Company is not a grandfathered unitary savings and loan holding company and, therefore, is limited to the activities permissible for financial holding companies or for multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance, incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Office of Thrift Supervision, and certain additional activities authorized by OTS regulations.

Federal law prohibits a savings and loan holding company, directly or indirectly, from acquiring control of another savings institution or holding company thereof, without prior written approval of the Office of Thrift Supervision. It also prohibits the acquisition or retention of, with specified exceptions, more than 5% of the equity securities of a company engaged in activities that are not closely related to banking or financial in nature or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources, future prospects of the savings institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

Federal Securities Laws

Bank Mutual Corporation common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Company is therefore subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 was adopted in response to public concerns regarding corporate accountability in connection with the accounting and corporate governance scandals at several prominent companies. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The Sarbanes-Oxley Act is the most far-reaching U.S. securities legislation enacted in some time. It applies to all public companies, including the Company, that file periodic reports with the SEC, under the Securities Exchange Act.

The Sarbanes-Oxley Act includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and national securities exchanges and associations to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC, and increases penalties for violation. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

The Sarbanes-Oxley Act addresses, among other matters:

- audit committees and auditor independence;
- certification of financial statements by the chief executive officer and the chief financial officer;
- the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities if the issuer's financial statements later require restatement;
- a prohibition on insider trading during retirement plan black out periods;
- further disclosure of off-balance sheet transactions;
- a prohibition on many personal loans to directors and officers (with exceptions for financial institutions);
- expedited filing requirements for reporting of insiders' transactions; and
- disclosure of a code of ethics and disclosure of a change or waiver of such code.

Because some OTS accounting and governance regulations also refer to the SEC's regulations, the Sarbanes-Oxley Act also may affect the Bank.

The Securities and Exchange Commission has been delegated the task of enacting rules to implement various of the provisions with respect to, among other matters, disclosure in filings pursuant to the Exchange Act. This rule making is ongoing, and some of the related rules have not yet become effective.

Acquisition of Bank Mutual Corporation

Under federal law, no person may acquire control of Bank Mutual Corporation or the Bank without first obtaining, as summarized below, the approval of such acquisition of control by the Office of Thrift Supervision. Under the federal Change in Bank Control Act and the Savings and Loan Holding Company Act, any person, including a company, or group acting in concert, seeking to acquire 10% or more of the outstanding shares of the Company must file a notice with the OTS. In addition, any person or group acting in concert seeking to acquire more than 25% of the outstanding shares of the Company's common stock will be required to obtain the prior approval of the OTS. Under regulations, the OTS generally has 60 days within which to act on such applications, taking into consideration certain factors, including the financial and managerial resources of the acquiror, the convenience and needs of the communities served by the Company and the Bank, and the antitrust effects of the acquisition.

Office of Thrift Supervision conversion regulations prohibit, without the prior written approval of the OTS, any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquiring stock in an institution or its holding company from another person, or actually acquiring shares in the converting institution or its holding company, for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, that person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The OTS has defined "person" to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or an underwriter or member of a selling group acting on the converting institution's or its holding company's behalf for resale to the general public are excepted. The Company's conversion was completed on October 29, 2003. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Federal and State Taxation

Federal Taxation. The Company and its subsidiaries file a calendar year consolidated federal income tax return, reporting income and expenses using the accrual method of accounting.

Bad Debt Reserves. The Small Business Job Protection Act of 1996 (the "Job Protection Act") repealed the "reserve method" of accounting for bad debts by most thrift institutions effective for the taxable years beginning after 1995. Larger thrift institutions such as the Bank are now required to use the "specific charge-off method." The Job Protection Act also granted partial relief from reserve recapture provisions, which are triggered by the change in method. This legislation did not have a material impact on our financial condition or results of operations.

The federal income tax returns for the Company's subsidiaries have been examined and audited or closed without audit by the IRS for tax years through 1999.

Depending on the composition of its items of income and expense, the Company may be subject to alternative minimum tax ("AMT") to the extent AMT exceeds the regular tax liability. AMT is calculated at 20% of alternative minimum taxable income ("AMTI"). AMTI equals regular taxable income increased by certain tax preferences, including depreciation deductions in excess of allowable AMT amounts, certain tax-exempt interest income and 75% of the excess of adjusted current earnings ("ACE") over AMTI. ACE equals AMTI adjusted for certain items, primarily accelerated depreciation and tax-exempt interest. The payment of AMT would create a tax credit, which can be carried forward indefinitely to reduce the regular tax liability in future years.

State Taxation. Under current law, the state of Wisconsin imposes a corporate franchise tax of 7.9% on the separate taxable incomes of the members of our consolidated income tax group except our Nevada subsidiaries. Presently, the income of the Nevada subsidiaries is only subject to taxation in Nevada, which currently does not impose a corporate income or franchise tax. However, see "Management's Discussion and Analysis of Financial Condition—Comparisons of Operating Results for the Years Ended December 31, 2003 and 2002—Income Taxes" for a discussion of Wisconsin tax developments relating to these subsidiaries.

Item 2. Properties

The Company and its subsidiaries conducts its business through its executive office, an operations center and 71 banking offices, which had an aggregate net book value of $40.1 million as of December 31, 2003. The following table shows the location of our offices, whether they are owned or leased, and the expiration date of the leases for the leased offices.

Location	Original Date Leased or Acquired	Leased or Owned*	Location	Original Date Leased or Acquired	Leased or Owned*
Executive Office:					
4949 West Brown Deer Road Brown Deer, WI 53223	1991	Owned			
		Southeast Region:			
Milwaukee Metro Area:					
Bayshore Mall 5900 N. Port Washington Road Glendale, WI 53217	1971	Leased (2009)	Brookfield 17100 W. Capitol Drive Brookfield, WI 53005	1973**	Owned
Brookfield Square 400 N. Moorland Road Brookfield, WI 53005	1975	Leased (2006)	Brown Deer 4801 W. Brown Deer Road Brown Deer, WI 53223	1979	Owned
Capitol Drive 8050 W. Capitol Drive Milwaukee, WI 53222	1976	Owned	Cedarburg W62 N248 Washington Avenue Cedarburg, WI 53012	1978**	Leased (2006)
Downtown 510 E. Wisconsin Avenue Milwaukee, WI 53202	1955	Owned	Grafton 2030 Wisconsin Avenue Grafton, WI 53024	1978	Owned
Howell Avenue 3847 S. Howell Avenue Milwaukee, WI 53207	1977	Owned	Mayfair Mall 2600 N. Mayfair Road Wauwatosa, WI 53226	2001	Leased (2011)
Menomonee Falls W178 N9379 Water Tower Place Menomonee Falls, WI.53051	2003	Owned	Mequon 11249 N. Port Washington Road Mequon, WI 53092	1970**	Owned
Oak Creek 8780 S. Howell Avenue Oak Creek, WI 53154	1972	Owned	Oklahoma Avenue 6801 W. Oklahoma Avenue Milwaukee, WI 53219	1982	Owned
Sherman Park 4812 W. Burleigh Street Milwaukee, WI 53210	1950**	Owned	Southgate 3340 S. 27th Street Milwaukee, WI 53215	1967	Owned
Southridge Mall 5300 S. 76th Street Greendale, WI 53129	1978	Leased (2006)	Thiensville 208 N. Main Street Thiensville, WI 53092	1960**	Owned
West Allis 10296 W. National Avenue West Allis, WI 53227	1976	Owned			
Madison Area:					
Downtown 23 S. Pinckney Street Madison, WI 53703	1980	Leased (2008)	West 5521 Odana Road Madison, WI 53719	1982	Leased (2011)
Middleton 6209 Century Avenue Middleton, WI 53562	1978	Owned	Monona 5320 Monona Drive Monona, WI 53716	1981	Owned
Sheboygan Area:					
Sheboygan 801 N. 8th Street Sheboygan, WI 53081	1973	Owned	Sheboygan Motor Bank 730 N. 9th Street Sheboygan, WI 53081	1984	Owned

Location	Original Date Leased or Acquired	Leased Or Owned	Location	Original Date Leased or Acquired	Leased or Owned
		Additional Southeast Locations:			
Beaver Dam: 130 W. Maple Avenue Beaver Dam, WI 53916	1975	Owned	**Beloit:** 3 Beloit Mall Shopping Center Beloit, WI 53511	1971	Leased (2012)
Berlin: 103 E. Huron Street Berlin, WI 54923	1973	Owned	**Fond du Lac:** W6606A Highway 23 Fond du Lac, WI 54937	2000	Owned
Janesville: 2111 Holiday Drive Janesville, WI 53545	1973	Owned	**Portage:** 145 E. Cook Street Portage, WI 53901	1976	Owned
		Northeast Region:			
Greater Green Bay Area: 201 N. Monroe Avenue Green Bay, WI 54301-4995	1975**	Owned	2255 University Avenue Green Bay, WI 54308-8046	1970**	Owned
2357 S. Oneida Street Green Bay, WI 54304-5286	1971**	Owned	2603 Glendale Avenue Green Bay, WI 54313-6823	1986**	Owned
2370 East Mason Street Green Bay, WI 54302-3347	1985**	Owned	2424 West Mason Street Green Bay, WI 54303-4711	1992**	Owned
749 Main Avenue De Pere, WI 54115-5190	1972**	Owned	330 North Broadway De Pere, WI 54115-5250	1979**	Owned
201 West Walnut St. (Operations Center) Green Bay, WI 54303	1999**	Leased (2004)			
Fox Valley Area: Appleton 4323 W. Wisconsin Avenue Fox River Mall Appleton, WI 54915	1985	Leased (2004)	Neenah 101 W. Wisconsin Avenue Neenah, WI 54956	1974	Owned
Marinette Area: 830 Pierce Avenue Marinette, WI 54143-0318	1972**	Owned	Pine Tree Mall 2314 Roosevelt Road Marinette, WI 54143-0345	1978**	Leased (2006)
Brillion: 314 N. Main Street Brillion, WI 54110-1198	1973**	Owned	**Crivitz:** 315 Highway 141 Crivitz, WI 54114-0340	1985**	Owned
Hortonville: 209 South Nash Street Hortonville, WI 54944	1979**	Owned	**Kiel:** 622 Fremont Street Kiel, WI 53042-1321	1970**	Owned
New Holstein: 2205 Wisconsin Avenue New Holstein, WI 53061-1291	1976**	Owned	**New London:** 101 Park Street New London, WI 54961	1969**	Owned
Peshtigo: 616 French Street Peshtigo, WI 54157-0193	1975**	Owned	**Shawano:** 835 E. Green Bay Avenue Shawano, WI 54166-0396	1981**	Owned
Sturgeon Bay: 1227 Egg Harbor Road Sturgeon Bay, WI 54235-0068	1978**	Owned			

Location	Original Date Leased or Acquired	Leased Or Owned*	Location	Original Date Leased or Acquired	Leased Or Owned*
		Northwest Region:			
Eau Claire:					
Downtown 319 E. Grand Avenue Eau Claire, WI 54701	1968**	Owned	Mall 2812 Mall Drive Eau Claire, WI 54701	1972**	Owned
Cub Foods 2717 Birch Street Eau Claire, WI 54703	1996**	Leased (2005)	Pinehurst 2722 Eddy Lane Eau Claire, WI 54703	1986**	Owned
Chippewa Falls Area:					
Downtown 35 W. Columbia Chippewa Falls, WI 54729	1975**	Owned	Falls Pick'N Save 303 Prairie View Road Chippewa Falls, WI 54729	1995**	Leased (2005)
Menomonie Area:					
Downtown 717 Main Street Menomonie, WI 54751	1967**	Owned	North 2409 Hills Ct. N.E Menomonie, WI 54751	1978**	Owned
Barron: 1512 E. Division Ave. (Hwy. 8) Barron, WI 54812	1995**	Owned	**Bloomer:** 1203 17th Avenue Bloomer, WI 54724	1995**	Owned
Cornell: 422 Main Street Cornell, WI 54732	1980**	Leased (month to month)	**Ellsworth:** 385 W. Main Street Ellsworth, WI 54011	1975**	Owned
Hayward: 10562 Kansas Avenue Hayward, WI 54843	1984**	Owned	**Hudson:** 2000 Crestview Drive Hudson, WI 54016	1979**	Owned
Rice Lake: 2850 Pioneer Avenue Rice Lake, WI 54868	1979**	Owned	**Spooner:** 500 Front Street Spooner, WI 54801	1995**	Owned
St. Croix Falls: 144 Washington Street N St. Croix Falls, WI 54024	1980**	Owned	**Stanley:** 118 N. Broadway Stanley, WI 54768	1978**	Owned
Woodbury, Minnesota: 8420 City Centre Drive Woodbury, MN 55125	1995**	Owned			

* If a leased property, the chart also shows year of lease expiration.

** Date originally opened by an institution which was acquired by the Bank.

In addition, the Bank owns two parcels of undeveloped land through its MC Development subsidiary. The 15 acre Brown Deer parcel is comprised of four lots consisting of 2.9 to 4.3 acres and was part of a larger property that was acquired in 1988 to accommodate the construction of a new corporate headquarters building. Each of the lots is available for sale and is designed to accommodate 60,000 to 75,000 square foot office buildings. The net book value of the four lots is $1.6 million. The 318 acre Oconomowoc parcel was held by an acquired institution that obtained it through a foreclosure. It is located in an area of the City of Oconomowoc that has seen considerable residential development. All of the necessary utilities are available to the property and it will be marketed for residential development in a manner that will attempt to maximize its potential value. The parcel has a net book value of $345,000.

Item 3. Legal Proceedings

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. We believe that these routine legal proceedings, in the aggregate, are immaterial to our financial condition and results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Executive Officers of the Registrant

The table below sets forth certain information regarding the persons who have been determined, by our board of directors, to be executive officers of the Company. These persons will continue in the same positions with the successor the Company.

Name and Age	Offices and Positions with Bank Mutual Corporation and the Bank*	Executive Officer Since (1)
Michael T. Crowley, Jr., 61	Chairman, President and Chief Executive Officer of Bank Mutual Corporation; President and Chief Executive Officer of the Bank (2)	1968
Eugene H. Maurer, Jr., 58	Senior Vice President and Secretary of Bank Mutual Corporation; Senior Vice President, Chief Financial Officer, Treasurer and Secretary of the Bank	1982
Rick B. Colberg, 51	Chief Financial Officer of Bank Mutual Corporation; Vice President of the Bank (3)	1980
Marlene M. Scholz, 58	Senior Vice President and principal accounting officer of Bank Mutual Corporation; Senior Vice President and Controller of the Bank	1981
P. Terry Anderegg, 53	Senior Vice President—Retail Operations of the Bank (4)	1993
Christopher J. Callen, 60	Senior Vice President—Lending of the Bank (4)(5)	1998

* Excluding directorships and excluding positions with Bank subsidiaries. Those positions do not constitute a substantial part of the officers' duties.

(1) Indicates date when individual first held an executive officer position with the Bank or First Northern Savings. Each of these persons, other than Mr. Anderegg and Mr. Callen, became a Bank Mutual Corporation executive officer in 2000.

(2) Michael Crowley, Jr. also is a director of PULSE EFT Association, an ATM network of which the Bank is a member. Mr. Crowley, Jr. became president of Bank Mutual Corporation in 2003.

(3) Rick Colberg is the chief financial officer of Bank Mutual Corporation. He is also Vice President of the Bank since 2003, when First Northern Savings merged into it. Previously he was senior vice president, chief financial officer, and treasurer of First Northern Savings; he had served as chief financial officer since 1980, treasurer since 1982 and senior vice president since 1997.

(4) This position has been considered to be an executive officer position of Bank Mutual Corporation since May 2003, as a result of the merger of the subsidiary banks.

(5) Christopher Callen is the Senior Vice President-Lending of the Bank. He has served in that position since 1998. He previously was an executive for a commercial bank and a consultant in the banking industry.

Part II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchase of Equity Securities

The common stock of the Company is traded on The Nasdaq Stock Market® under the symbol "BKMU."

As of February 25, 2004, there were 78,783,849 shares of common stock outstanding and approximately 6,839 shareholders of record. Bank Mutual Corporation became a publicly held corporation on November 1, 2000 and we did not pay a cash dividend in 2000. We paid a cash dividend of $0.120 per share in 2003. We increased our cash dividend to $0.040 per share to shareholders of record on February 18, 2004 which was paid March 2, 2004.

We anticipate that we will continue to pay quarterly cash dividends on our common stock, although there can be no assurance that payment of such dividends will continue or that they will not be reduced. The payment of dividends in the future is discretionary with our board of directors and will depend on our operating results and financial condition, regulatory limitations, tax considerations and other factors. For the first three quarters of 2003 and for the years 2002 and 2001, the MHC had waived receiving cash dividends from Bank Mutual Corporation.

Interest on deposits will be paid prior to payment of dividends on Bank Mutual Corporation's common stock. Earnings appropriated to bad debt reserves and deducted for federal income tax purposes cannot be used to pay cash dividends without the payment of federal income taxes on the amounts removed from the reserves for such purpose at the then current income tax rate.

Our common stock trades on The Nasdaq Stock Market®. The high and low trading prices from January 1, 2002 through December 31, 2003, by quarter, and the dividends paid in each quarter, were as follows:

COMMON STOCK TRADING PRICE RANGE
(High and Low Sales Price)

	2003		2002		2001	
	High	Low	High	Low	High	Low
1st Quarter	$6.937	$6.259	$4.770	$4.151	$3.032	$2.573
2nd Quarter	$9.625	$8.723	$5.681	$4.634	$3.901	$2.794
3rd Quarter	$11.846	$10.075	$5.931	$4.784	$4.907	$3.707
4th Quarter	$12.600	$11.000	$6.951	$5.469	$4.645	$4.048

CASH DIVIDENDS PAID*

	2003	2002	2001
1st Quarter	$0.027	$0.022	$0.019
2nd Quarter	0.027	0.022	0.019
3rd Quarter	0.030	0.025	0.019
4th Quarter	0.035	0.025	0.019
	$0.120	$0.093	$0.076

* Per share cash dividends have been rounded and reflect the exchange of 3.6686 shares of Bank Mutual Corporation for every share of the "old" Bank Mutual Corporation.

A cash dividend of $0.04 per share, a 14.3% increase over the fourth quarter of 2003 cash dividend of $0.035 per share, was paid on March 2, 2004 to shareholders of record on February 18, 2004.

During the first two months of 2004, Bank Mutual's common stock sales price ranged between $10.90 to $11.55 per share, and closed on February 27, 2004 at $10.93 per share

Bank Mutual Corporation did not repurchase any stock in the fourth quarter of 2003, except that it paid cash in lieu of fractional share interests which resulted from the conversion of old shares of common stock into new shares. An aggregate of approximately $20,351 was paid for fractional interests totaling 2,035.14 shares.

Item 6. Selected Financial Data

Selected Financial Highlights

The following table provides selected financial data for Bank Mutual Corporation for its past five fiscal years. The data is derived from the Company's (and Mutual Savings') audited financial statements, although the table itself is not audited. The following data should be read together with the Company's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" later in this report.

On November 1, 2000, Mutual Savings Bank converted from a mutual to stock form of organization, completing a restructuring that resulted in the creation of Bank Mutual Corporation as its publicly-held holding company. The transactions included the Company's stock offering and the Company's related acquisition of First Northern. Under the purchase accounting method, First Northern's results are included from the date of acquisition, and results prior to those dates are those of Mutual Savings Bank.

On October 29, 2003, the Company completed a conversion and reorganization from a mutual holding company form, established a new Wisconsin chartered company and in effect sold the MHC's investment in the Company to the public. Approximately $404.8 million of new capital was obtained in the October 29, 2003 conversion.

	At December 31,				
	2003	2002	2001	2000	1999
	(In thousands except number of shares and per share amounts)				
Selected Financial Condition Data:					
Total assets	$3,108,527	$2,843,328	$2,905,790	$2,789,532	$1,769,506
Loans receivable, net	1,712,278	1,685,662	1,831,155	1,972,636	1,082,795
Loans held for sale	4,056	46,971	32,321	7,469	541
Securities available-for-sale, at fair value:					
Investment securities	67,833	73,226	93,059	94,129	57,763
Mortgage-related securities	1,053,349	618,123	521,084	464,873	374,100
Foreclosed properties and repossessed assets	630	750	382	2,281	3,018
Goodwill	52,570	52,570	52,570	55,967	8,254[3]
Other intangible assets	5,073	5,734	6,396	7,057	3,242[3]
Mortgage servicing rights	4,698	3,060	4,251	3,442	1,430
Deposits	2,052,290	2,126,655	2,090,440	1,894,820	1,343,007
Borrowings	299,491	354,978	465,360	567,624	242,699
Shareholders' equity	731,080	323,075	304,098	284,397	163,820
Tangible shareholders' equity	670,771	264,011	243,486	220,757	152,194
Number of shares outstanding – net of treasury stock[1]	78,775,779	79,802,950	81,946,124	81,962,632	n/a
Book value per share[1]	9.28	4.05	3.71	3.47	n/a
Tangible book value per share[1]	8.51	3.31	2.97	2.69	n/a

	For the Year Ended December 31,				
	2003	2002	2001	2000	1999[(3)]
	(In thousands except per share amount)				
Selected Operating Data:					
Total interest income	$141,070	$165,432	$190,986	$135,711	$118,302
Total interest expense	69,482	87,678	119,372	84,980	75,337
Net interest income	71,588	77,754	71,614	50,731	42,965
Provision for loan losses	1,304	760	723	423	350
Net interest income after provision for loan losses	70,284	76,994	70,891	50,308	42,615
Total noninterest income	19,618	16,676	16,480	9,250	7,984
Noninterest expense:					
Amortization of goodwill	--	--	3,098	1,066	12,908[(3)]
Amortization of other intangible assets	661	662	662	331	5,382
Total noninterest expense	55,608	54,169	55,004	36,144	51,279
Income (loss) before income taxes	34,294	39,501	32,367	23,414	(680)
Income tax expense	11,695	12,956	12,084	8,709	3,803
Net income (loss)	$22,599	$26,545	$20,283	$14,705	$(4,483)
Earnings per share-basic[(1)]	$0.30	$0.34	$0.26	$0.04[(2)]	n/a
Earnings per share-diluted[(1)]	$0.29	$0.34	$0.26	$0.04[(2)]	n/a
Cash dividends paid per share[(1)]	$0.120	$0.093	$0.076	n/a	n/a

	At or for the Year Ended December 31,				
	2003	2002	2001	2000	1999
Selected Financial Ratios:					
Net interest margin [(4)]	2.58%	2.88%	2.67%	2.76%	2.44%
Net interest rate spread	2.17	2.52	2.22	2.26	2.03
Return on average assets	0.76	0.92	0.71	0.76	(0.24)[(3)]
Return on assets, excluding amortization of goodwill[(5)]	0.76	0.92	0.82	0.82	0.46
Return on average shareholders' equity	5.45	8.44	6.85	7.86	(2.55)[(3)]
Return on average shareholders' equity excluding amortization of goodwill[(5)]	5.45	8.44	7.89	8.43	4.79
Efficiency ratio, excluding amortization of goodwill [(5)(6)]	60.97	57.36	58.92	58.48	75.31
Noninterest expense (excluding amortization of goodwill) as a percent of adjusted average assets[(5)]	1.88	1.88	1.82	1.82	2.09
Shareholders' equity to total assets	23.52	11.36	10.47	10.20	9.26
Tangible shareholders' equity to adjusted total assets [(7)]	22.01	9.48	8.57	8.11	8.66
Selected Asset Quality Ratios:					
Non-performing loans to loans receivable, net	0.61%	0.50%	0.19%	0.16%	0.44%
Non-performing assets to total assets	0.35	0.32	0.14	0.19	0.44
Allowance for loan losses to non-performing loans	132.77	151.87	345.90	392.12	144.54
Allowance for loan losses to non-performing assets	125.17	139.40	312.13	226.55	88.79
Allowance for loan losses to total loans receivable, net	.80	0.76	0.67	0.62	0.64
Charge-offs to average loans	0.02	0.01	0.04	0.01	0.02

(1) All per share and share information has been adjusted to reflect the October 29, 2003 full conversion transaction and related 3.6686-for-one share exchange.

(2) From date of restructuring (November 1, 2000) to December 31, 2000 based upon 79,134,648 weighted-average shares outstanding. No shares were outstanding prior to November 1, 2000.

(3) Mutual Savings Bank acquired First Federal Bancshares of Eau Claire ("First Federal") on March 31, 1997. In 1999, the Company's non-interest expense included a special write-off of intangible assets of $15.6 million, resulting from the acquisition of First Federal, which we deemed to be impaired.

(4) Net interest margin is calculated by dividing net interest income by average earnings assets.

(5) In 2002, accounting rules concerning the amortization of goodwill changed. These ratios are being presented "excluding goodwill" so as to make them comparable amongst the years presented and to eliminate the unusual effect of the goodwill impairment in 1999 which distorts year-to-year comparisons.

(6) Efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income and noninterest income.

(7) The ratio is calculated by dividing total shareholders' equity minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights by the sum of total assets minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

From November 1, 2000 until October 29, 2003, Bank Mutual Corporation was an OTS chartered United States corporation which became the mid-tier holding company in the regulatory restructuring of Mutual Savings Bank into mutual holding company form. Until October 29, 2003, Bank Mutual Bancorp, MHC (the "MHC"), a U.S.-chartered mutual holding company of which Mutual Savings Bank's depositors held all of the voting and membership rights, owned 52.2% of Bank Mutual Corporation's outstanding common stock.

On November 1, 2000, Bank Mutual Corporation also acquired First Northern Capital Corp., the parent of First Northern Savings Bank. On March 16, 2003, Mutual Savings Bank and First Northern Savings Bank combined to form a single OTS chartered savings bank subsidiary of Bank Mutual Corporation called "Bank Mutual" herein called (the "Bank").

On October 29, 2003, Bank Mutual Corporation completed a conversion and reorganization from a mutual holding company form, established a new Wisconsin chartered Bank Mutual Corporation and, in effect, sold the MHC's interest in Bank Mutual Corporation to the public. Existing Bank Mutual Corporation shareholders exchanged each existing share for 3.6686 shares of the new Bank Mutual Corporation shares. The total number of shares issued or exchanged in the offering was approximately 78,707,669 shares.

All share and per share numbers in this discussion have been adjusted to reflect the full conversion transaction and related share exchange. As used herein, the "Company" and "Bank Mutual Corporation" refer to Bank Mutual Corporation both before and after the full conversion transaction, unless the context requires otherwise.

Significant Accounting Policies

There are a number of accounting policies that we established which require us to use our judgment. Some of the more significant policies are as follows:

- Establishing the amount of the allowance for loan losses requires the use of our judgment. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary. If we misjudge a major component and experience a loss, it will likely affect our earnings. Developments affecting loans can also cause the allowance to vary significantly between quarters. We consistently challenge ourselves in the review of the risk components to identify any changes in trends and their cause.
- Another valuation that requires our judgment relates to mortgage servicing rights. Mortgage servicing rights are recorded as an asset when loans are sold with servicing rights retained. The total cost of loans sold is allocated between the loan balance and the servicing asset based on their relative fair values. The capitalized value of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. Mortgage servicing rights are carried at the lower of the initial carrying value, adjusted for amortization, or estimated fair value. The carrying values are periodically evaluated for impairment. For purposes of measuring impairment, the servicing rights are stratified into pools based on term and interest rate. Impairment represents the excess of the remaining capitalized cost of a stratified pool over its fair value, and is recorded through a valuation allowance. The fair value of each servicing rights pool is calculated based on the present value of estimated future cash flows using a discount rate, given current market conditions. Estimates of fair value include assumptions about prepayment speeds, interest rates and

other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of mortgage servicing rights, and the related valuation allowance, if any, to change significantly in the future.

- We also use our judgment in the valuation of other intangible assets (core deposit base intangibles). Core deposit base intangible assets have been recorded for core deposits (defined as checking, money market and savings deposits) that have been acquired in acquisitions that were accounted for as purchase business combinations. The core deposit base intangible assets have been recorded using the assumption that they provide a more favorable source of funding than more expensive wholesale borrowings. An intangible asset has been recorded for the present value of the difference between the expected interest to be incurred on these deposits and interest expense that would be expected if these deposits were replaced by wholesale borrowings, over the expected lives of the core deposits. We currently estimate the underlying core deposits have lives of seven to fifteen years. If we find these deposits have a shorter life, we will have to write down the asset by expensing the amount that is impaired.

- We review goodwill at least annually for impairment, which requires the use of our judgment. Goodwill has been recorded as a result of two acquisitions in which the purchase price exceeded the fair value of tangible net assets acquired. If goodwill is determined to be impaired, it would be expensed in the period in which it became impaired.

Comparisons of Financial Condition at December 31, 2003 and 2002

Bank Mutual Corporation's financial statements were significantly affected by its full conversion to a fully shareholder owned corporation on October 29, 2003, in which $404.8 million of net capital was obtained from the sale of 41.1 million shares.

Bank Mutual Corporation's total assets at December 31, 2003, were $3.11 billion as compared to $2.84 billion at December 31, 2002. Total assets increased $265.2 million or 9.3% primarily as a result of the $404.8 million of capital received in the full conversion partially offset by a decrease in deposits and borrowings.

Cash and cash equivalents decreased $155.3 million in 2003 primarily as a result of using federal funds sold and interest-earning deposits to purchase mortgage-related securities and to fund loans.

Investment securities available-for-sale decreased $5.4 million during 2003 as a result of maturing investments being reinvested into mortgage-related securities.

Mortgage-related securities available-for-sale increased substantially in 2003 primarily as a result of the $404.8 million received in the full conversion being invested in the fourth quarter in mortgage-related securities. Of the $404.8 million received from the stock offering on October 29, 2003, $329.3 million was invested by the end of November and $74.9 million invested at the end of December 2003. Mortgage-related securities purchased in November and December 2003 have average lives of two to five years and yields of approximately 4.50%, at the time of purchase. It is our intent to use the repayments and prepayments on these securities to fund loans and, therefore, reduce the dollar amount of the mortgage-related securities portfolio over time. The current portfolio has a weighted average yield of approximately 4.57% at December 31, 2003, however, the average yield earned for the year on the average portfolio was 4.38% as compared to 5.60% for the year of 2002. Throughout 2003, mortgage-related securities experienced continued high rates of prepayments of the underlying mortgage loans which in turn resulted from the high level of refinancing activity. The majority of the cash from these prepayments was reinvested into mortgage-related securities. The effect was to reduce the average yield on the mortgage-related securities portfolio. At December 31, 2003, we had $543,000 of private placement CMOs in our investment portfolio. Private placement CMOs have more credit risk than government agency CMOs and therefore, have a higher risk of impairment. If permanent impairment would occur, the impairment would be charged to earnings. See "Item 1. Business – Investment Activities."

The following table sets forth our mortgage, consumer and commercial loan originations and purchases:

	During the year ended December 31, 2003	2002
	(In thousands)	
Originations:		
Mortgage loans	$ 899,766	$ 752,771
Consumer loans	301,665	293,320
Commercial business loans	49,646	27,141
Total loans originated	1,251,077	1,073,232
Purchases:		
Mortgage loans	41,214	4,042
Total loans purchased	41,214	4,042
Total loans originated and purchased	$1,292,291	$1,077,274

Loan originations increased $177.8 million in 2003, as compared to the originations in 2002, primarily as a result of the continued historically low interest rates which prompted consumers to refinance their existing loans. Existing higher interest rate fixed rate mortgage loans and adjustable rate mortgage loans were refinanced primarily into lower interest rate fixed rate mortgage loans. These fixed rate mortgage loans were sold in the secondary market which resulted in a net reduction in our mortgage loan portfolio. Loan originations declined, however, in the fourth quarter of 2003, as a result of the prior refinancing activity slowing down and relatively stable interest rates. If continued, our loan originations in 2004 will likely be below 2003.

Consumer loan originations also increased as a result of special product offerings (such as a 10 year fixed rate fully amortizing first mortgage loan) and consumers refinancing their existing debt. A majority of the consumer loan originations were first and second mortgage loans. Commercial business loan originations increased 82.9% in 2003 as a result of management's emphasis to originate commercial business loans. We anticipate that we will continue our emphasis on consumer and commercial loan originations as it aids in our interest rate risk management and provides for higher yields, although at somewhat more risk than traditional mortgage products.

Loans held for sale at December 31, 2003 as compared to December 31, 2002 decreased $42.9 million as a result of increasing market interest rates in the fourth quarter of 2003, which resulted in fewer fixed rate mortgage loan originations and ultimately less sales of fixed rate mortgage loans. Currently, we sell all of our 30 year fixed rate mortgage loan originations and some of our 20 and 15 year fixed rate mortgage loan originations in the secondary mortgage market.

Loans receivable increased $26.6 million in 2003 primarily as a result of growth in all loan products except one- to four-family mortgage loans. The one- to four-family mortgage loan portfolio decreased $34.4 million in 2003 primarily as a result of consumers continuing to refinance their existing adjustable and fixed rate mortgage loans to new lower fixed rate mortgage loans. Market interest rates for fixed rate mortgages were again attractive in the first nine months of 2003. We sold $461.1 million of fixed rate mortgage loans in 2003 as compared to $368.6 million in 2002. The consumer loan portfolio increase of $18.6 million in 2003 was primarily the result of growth in the fixed equity loan portfolio partially offset by the reduction in other consumer loans, student loans and automobile loan portfolios. We continue to emphasize and market 10 year fixed rate first and second mortgage loans. The commercial business loan portfolio increased $14.0 million during 2003. This increase was the result of increased commercial business loan originations and the use of existing lines of credit by commercial borrowers.

Goodwill resulted from the acquisitions of First Northern in 2000 and First Federal Bancshares of Eau Claire ("First Federal") in 1997. Under the Financial Accounting Standards Board ("FASB") Statement No. 142 "Goodwill and Other Intangible Assets" goodwill is tested at least annually for impairment. If goodwill is determined to be impaired, it would be expensed in the period in which it became impaired. No impairment of goodwill occurred in 2003, 2002 or 2001.

Other intangible assets are composed of core deposit base intangibles which were also the result of the First Northern and First Federal Eau Claire acquisitions. Other intangible assets are amortized over their expected life and tested for impairment at least annually.

Mortgage servicing rights are established on mortgage loans that we originate and sell. See "—Significant Accounting Policies" above and "—Comparisons of Operating Results for Years Ended December 31, 2003 and 2002—Noninterest Income" below for a further discussion of mortgage servicing rights.

Other assets are comprised of the following:

	At December 31,	
	2003	**2002**
	(In thousands)	
Accrued Interest:		
Mortgage-related securities	$ 4,034	$ 2,481
Investment securities	200	1,516
Loans receivable	6,586	7,399
Total accrued interest	10,820	11,396
Foreclosed properties and repossessed assets	630	750
Premises and equipment	45,196	44,441
Federal Home Loan Bank stock, at cost	35,498	32,885
Bank owned life insurance	18,268	17,141
Other	11,755	9,610
	$122,167	$116,223

Our foreclosed properties and repossessed assets decreased $120,000 to $630,000 at December 31, 2003 as a result of reduced foreclosures on single family homes. We believe that we continue to have good asset quality, particularly in our residential portfolio, and the homes, boats, recreational vehicles and other items that have been repossessed, are small in dollar amount in comparison to the size of our loan portfolio.

Premises and equipment increased $755,000 in 2003 as a result of building two new office buildings; one building was a new bank office building and the other was a replacement bank office building. In addition, we purchased new computer equipment and software for the subsidiary bank. We also have purchased a new loan origination system, which was integrated into our operations. The effect of these events was to increase our equipment depreciation expense.

Federal Home Loan Bank ("FHLB") of Chicago stock increased $2.6 million as a result of stock dividends paid by the FHLB of Chicago. The FHLB of Chicago requires that its members own FHLB of Chicago stock as a condition for borrowing. The FHLB of Chicago generally pays dividends and has targeted a rate of return for their stock of 1% over the 1 year constant maturity Treasury note yield. Historically, the FHLB of Chicago stock has met or exceeded its targeted returns but we cannot assure that will continue. See "Notes to Consolidated Financial Statements—Note 7. Borrowings."

Bank owned life insurance ("BOLI") is an asset that is used to partially offset the future cost of employee benefits. BOLI is long-term life insurance on the lives of certain current and past employees where the insurance policy benefits and ownership are retained by us. The cash value accumulation on BOLI is permanently tax deferred if the policy is held to the participant's death.

Deposits decreased $74.4 million in 2003 reversing an increasing trend since 2001. We believe the performance of the stock market, our decision to offer interest rates on longer-term deposits at interest rates that approximate market average interest rates or less, and deposits withdrawn by investors to purchase the Company's stock, contributed to the decrease in deposits. We also believe that deposit growth (or shrinkage) for future periods will depend, in a significant part, on the performance of other investment alternatives and world events.

Our borrowings decreased $55.5 million in 2003, as a result of the cash received from loan sales and repayments and prepayments of mortgage-related securities being used to repay borrowings. We have a total of $200.0 million of borrowing coming due in November and December of 2004. We anticipate that we will seek to refinance these borrowings with the FHLB of Chicago. However, our ability to refinance these borrowings will depend upon our actual future results, and the availability of financing on acceptable terms, which cannot be assured. The amount of any borrowing will depend upon our expected future financial needs. Most of our borrowings are from the FHLB of Chicago.

Shareholders equity increased $408.0 million in 2003 primarily as a result of receiving $404.8 million of net proceeds from the stock offering and our 2003 net income, offset by shares repurchased early in 2003, dividends paid throughout 2003 and a decrease in our accumulated other comprehensive income. Our shareholders equity to total assets ratio at December 31, 2003 was 23.5% as compared to 11.4% at December 31, 2002.

We repurchased 1,254,661 shares early in 2003 at an average price of $6.39; however, after the stock offering, per OTS regulations, we cannot repurchase shares for a period of one year. OTS has made exceptions to this regulation for corporations that had existing stock benefits plans prior to their offering. We anticipate petitioning OTS to begin a repurchase plan after six months from the closing date of the stock offering, which was October 29, 2003, for 3.3 million shares to fund our existing stock option plan. However, if we do not receive OTS approval and if any stock option grantee wishes to exercise stock options, we would have to issue shares from authorized but unissued shares.

We increased our quarterly cash dividend to $0.027 for the first and second quarter of 2003, to $0.03 per share for the third quarter and again increased our cash dividend to $0.035 per share for the fourth quarter of 2003. The dividend payout ratio for 2003 was 26.2%. The dividend payout ratio will increase in 2004 as a result of the elimination of the MHC which had elected to waive cash dividends for the first three quarters of 2003. The MHC owned 52.2% of the prior Bank Mutual Corporation. After the stock offering, the cash dividends are paid on all of our outstanding shares which at December 31, 2003 were 78,775,779 shares.

Accumulated other comprehensive income decreased $10.3 million in 2003 primarily as a result of higher interest earning mortgage-related securities being repaid and reinvesting these dollars into mortgage-related securities at current market values. Accumulated other comprehensive income reflects the difference between the net current value of securities available for sale and the book value of those securities, net of tax.

Average Balance Sheet and Yield/Rate Analysis

The following tables present, for the periods indicated, the total dollar amount of interest income from average interest-earning assets, the resultant yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. It also presents actual amounts at December 31, 2003. No tax equivalent adjustments were made since we do not have any tax exempt investments. Average balances are derived from average daily balances. The yield on securities available-for-sale is included in investment securities and mortgage-related securities and yields are calculated on the historical basis. The yields and rates are established by dividing income or expense dollars by the average balance of the asset or liability.

AVERAGE BALANCE SHEET, INTEREST AND RATE PAID

	Years ended December 31,								
	2003			2002			2001		
	Average Balance	Interest Earned/ Paid	Average Yield/ Cost	Average Balance	Interest Earned/ Paid	Average Yield/ Cost	Average Balance	Interest Earned Paid	Average Yield Cost
	(Dollars in thousands)								
Assets:									
Interest-Earning Assets (1):									
Loans receivable, net	$1,739,572	$104,623	6.01%	$1,808,861	$124,490	6.88%	$1,932,281	$147,558	7.64%
Mortgage-related securities	665,804	29,164	4.38	576,259	32,256	5.60	480,856	31,042	6.46
Investment securities (2)	116,097	4,654	4.01	120,015	5,580	4.65	145,889	8,212	5.63
Interest-earning deposits	47,491	423	0.89	27,991	431	1.54	29,485	994	3.37
Federal funds	205,671	2,206	1.07	162,137	2,675	1.65	96,142	3,180	3.31
Total interest-earning assets	2,774,635	141,070	5.08	2,695,263	165,432	6.14	2,684,653	190,986	7.11
Noninterest-earning assets	185,530			179,081			174,909		
Total average assets	2,960,165			$2,874,344			$2,859,562		
Liabilities and Equity:									
Interest-Bearing Liabilities:									
Savings deposits	$293,735	1,490	0.51	$229,303	2,402	1.05	$209,020	3,902	1.87
Money market accounts	347,901	4,353	1.25	349,868	6,673	1.91	318,211	12,200	3.83
Interest-bearing demand accounts	143,331	416	0.29	141,328	833	0.59	128,435	1,208	0.94
Time deposits	1,261,281	45,160	3.58	1,281,258	54,983	4.29	1,262,584	71,974	5.70
Total deposits	2,046,248	51,419	2.51	2,001,757	64,891	3.24	1,918,250	89,284	4.65
Advance payment by borrowers for taxes and insurance	19,205	88	0.46	21,401	243	1.14	22,307	399	1.79
Borrowings	319,348	17,975	5.63	398,684	22,544	5.65	502,881	29,689	5.90
Total interest-bearing liabilities	2,384,801	69,482	2.91	2,421,842	87,678	3.62	2,443,438	119,372	4.89
Noninterest-Bearing Liabilities									
Noninterest-bearing deposits	111,955			92,988			82,368		
Other noninterest-bearing liabilities	48,481			44,836			37,362		
Total noninterest-bearing liabilities	160,436			137,824			119,730		
Total liabilities	2,545,237			2,559,666			2,563,168		
Equity	414,928			314,678			296,394		
Total average liabilities and equity	$2,960,165			$2,874,344			$2,859,562		
Net interest income and net interest rate spread (3)		$71,588	2.17%		$77,754	2.52		$71,614	2.22
Net interest-earning assets and net interest margin(4)	$389,834		2.58%	$273,421		2.88%	$241,215		2.67%
Average interest-earnings assets to average interest-bearing liabilities	1.16x			1.11x			1.10x		

(1) For the purposes of these computations, non-accruing loans and loans held for sale are included in the average loans outstanding.
(2) FHLB stock is included in investment securities dollars outstanding and yields.
(3) Interest rate spread is the difference between the average yield on interest-earning assets and the average cost on interest-bearing liabilities.
(4) Net interest margin is determined by dividing net interest income by total interest-earning assets.

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

(1) changes attributable to changes in volume (change in volume multiplied by prior rate);
(2) changes attributable to change in rate (changes in rate multiplied by prior volume); and
(3) the net change.

The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2003 Compared to 2002 Increase (Decrease) Due To		
	Volume (1)	Rate (2)	Net (3)
	(In thousands)		
Interest-earning assets:			
Loans receivable	$(4,627)	$(15,240)	$(19,867)
Mortgage-related securities	4,560	(7,652)	(3,092)
Investment securities	(177)	(749)	(926)
Interest-earning deposits	221	(229)	(8)
Federal funds	609	(1,078)	(469)
Total	586	(24,948)	(24,362)
Interest-bearing liabilities:			
Savings deposits	554	(1,466)	(912)
Money market deposits	(38)	(2,282)	(2,320)
Interest-bearing demand deposits	12	(429)	(417)
Time deposits	(845)	(8,978)	(9,823)
Advance payment by borrowers for taxes and insurance	(23)	(132)	(155)
Borrowings	(4,466)	(103)	(4,569)
Total	(4,806)	(13,390)	(18,196)
Net change in net interest income	$ 5,392	$(11,558)	$ (6,166)

	Year Ended December 31, 2002 Compared to 2001 Increase (Decrease) Due To		
	Volume (1)	Rate (2)	Net (3)
	(In thousands)		
Interest-earning assets:			
Loans receivable	$(9,062)	$(14,006)	$(23,068)
Mortgage-related securities	5,678	(4,464)	1,214
Investment securities	(1,328)	(1,304)	(2,632)
Interest-earning deposits	(48)	(515)	(563)
Federal funds	1,551	(2,056)	(505)
Total	(3,209)	(22,345)	(25,554)
Interest-bearing liabilities:			
Savings deposits	349	(1,849)	(1,500)
Money market deposits	1,111	(6,638)	(5,527)
Interest-bearing demand deposits	111	(486)	(375)
Time deposits	1,049	(18,040)	(16,991)
Advance payment by borrowers for taxes and insurance	(15)	(141)	(156)
Borrowings	(5,932)	(1,213)	(7,145)
Total	(3,327)	(28,367)	(31,694)
Net change in net interest income	$ 118	$ 6,022	$ 6,140

Comparisons of Operating Results for Years Ended December 31, 2003 and 2002

General

Net income was $22.6 million for 2003 as compared to $26.5 million for 2002. The decrease is primarily the result of decreased net interest margin and increases in the provisions for loan losses and operating expenses These items were partially offset by an increase in the gains on the sale of loans.

Net Interest Income

Net interest income for 2003 decreased $6.2 million, or 7.9%, to $71.6 million as compared to $77.8 million for 2002. Net interest income decreased primarily as a result of a decrease in the net interest margin. The net interest margin for 2003 was 2.58% as compared to 2.88% for 2002. Although market interest rates for loans and deposits remained fairly stable throughout 2003, the high level of loan refinancing activity, in which higher interest rate loans were paid off, downward interest rate modifications on existing loans and the sales of fixed rate mortgage loans decreased the yield on the loan portfolio more than the decrease in the cost of funds.

Total Interest Income

Total interest income for 2003 decreased $24.4 million, or 14.7%, to $141.1 million as compared to $165.4 million for 2002. The decrease was primarily the result of: existing loans being refinanced to lower interest rate loans; sales of fixed rate mortgage loans in which the proceeds were invested in lower yielding mortgage-related securities; and prepayments of higher yielding mortgage-related securities.

Interest income on loans decreased $19.9 million, or 16.0% in 2003 to $104.6 million as compared to $124.5 million in 2002. The decrease was primarily the result of refinancing of existing loans to lower interest rate loans, loan originations that were at interest rates below the existing yield on the portfolio, downward interest rate modifications on certain existing loans and reduced average dollars outstanding for the year. Although 2003 was the second consecutive year of record originations, it was also a record year of loan sales. We sell our 30 year and some of our 20 and 15 year fixed rate mortgage loan originations to help us manage interest rate risk. All of these events reduced the average yield on our loan portfolio to 6.01% for 2003 as compared to 6.88% for 2002.

Interest income on investment securities decreased $926,000 or 16.6% primarily as a result of reduced dollars invested and a reduced yield on those investments. As investments matured the proceeds were either reinvested into an investment at a lower yield or invested into mortgage-related securities.

Interest income on mortgage-related securities decreased $3.1 million or 9.6%, as a result of higher yielding mortgage-related securities being prepaid and the reinvestment of those dollars into mortgage-related securities that were below the existing yield on the portfolio. In addition, we invested $329.3 million of the $404.8 million of proceeds from the stock offering by the end of November of 2003 and $74.9 million in December of 2003. See "Comparison of Financial Condition for Years Ended December 31, 2003 and 2002 --Mortgage-related securities."

Interest income on interest earning deposits (which includes federal funds sold) decreased $477,000 or 15.3%, primarily as a result of the decreased yield earned on the deposits. The average balance of interest-earning deposits increased $63.0 million in 2003 to $253.2 million as compared to $190.1 million in 2002. The weighted average yield on interest-earning deposits for 2003 was 1.04% as compared to 1.63% for 2002.

Interest Expense

Interest expense on deposits decreased $13.5 million or 20.8% as a result of decreased costs of deposits. The average cost of deposits decreased to 2.51% in 2003 from 3.24% in 2002 primarily as a result of market interest rates trending lower throughout 2003 and the mix of the types of deposits. Savings deposits increased whereas, the higher cost time deposits decreased. We purposely reduced the offering interest rates on some of our time deposit products to decrease our cost of funds and to limit the growth. Although the cost of deposits decreased throughout 2003, and our policy to be somewhat less aggressive in pricing our deposit products as a result of our liquidity position, it did not decrease as much as the yield on interest-earning assets, therefore, our net interest margin was compressed.

Interest expense on borrowings decreased $4.6 million or 20.3%, as a result of less borrowings outstanding for 2003. Average borrowings outstanding for 2003 was $319.3 million as compared to $398.7 million for 2002.

Provisions for Loan Losses

Provisions for loan losses in 2003 were $1.3 million as compared to $760,000 for 2002. The increase in the provision for loan losses was primarily the result of increased commercial business loan delinquencies and, to a lesser extent, a change in the loan portfolio composition. We have two commercial borrowers with loans totaling $6.5 million that became non-performing in 2003. Both commercial borrowers have experienced reduced sales for their products and are experiencing operating losses. One commercial borrower, with an aggregate of $3.3 million in loans, had been current in its loan payments until the fourth quarter of 2003 in which it became delinquent. The other borrower with an aggregate of $3.2 million in loans, has also experienced reduced sales however, they are delinquent in their payments. We are closely monitoring these commercial borrowers and working with them in an effort to sell their businesses.

The dollar amount of the typical commercial real estate, development and commercial loan tends to be larger than our single family loans and, therefore, any loss that we experience on these loans could be larger than what we have historically experienced on our single family loans. Depending on the type of commercial loan, the collateral may appeal only to a specialized group of people or businesses and therefore, may limit the number of potential buyers of the collateral, or in the case of collateral that is comprised of inventory, the liquidation of the collateral is more uncertain if a problem should arise.

The allowance for loan losses at December 31, 2003 was $13.8 million or 132.8% of non-performing loans and 125.2% of non-performing assets as compared to $12.7 million or 151.9% of non-performing loans and 139.4% of non-performing assets at December 31, 2002. The loan loss allowance to total loans was 0.80% at December 31, 2003 as compared to 0.76% at December 31, 2002.

Future provisions for loan losses will continue to be based upon our assessment of the overall loan portfolio and the underlying collateral, trends in non-performing loans, current economic conditions and other relevant factors in order to maintain the allowance for loan losses at adequate levels to provide for probable and estimatable losses. The establishment of the amount of the loan loss allowance inherently involves judgments by management as to the adequacy of the allowance, which ultimately may or may not be correct. Higher rates of loan defaults than anticipated would likely result in a need to increase provisions in future years. Also, as multi-family and commercial loan portfolios increase, additional provisions would likely be added to the loan loss allowances as they carry a higher risk of loss. See also "Asset Quality" in Item 1, which is incorporated by reference, for certain other factors that may affect our provisions for loan losses on a go forward basis.

Noninterest Income

Total noninterest income increased $2.9 million or 17.6% to $19.6 million for 2003 as compared to $16.7 million for 2002. The increase is primarily the result of increased gains on the sales of loans and the reduction of the valuation allowance for mortgage servicing rights.

Service charges on deposits increased $180,000 in 2003 as a result of increased number of accounts which pay service fees (normally checking accounts) and a pricing increase in which deposit fees were increased.

Brokerage and insurance commissions decreased $630,000 in 2003 primarily as a result of decreased securities and fixed rate tax deferred annuity sales.

Loan related fees and servicing revenues increased $1.7 million in 2003 as a result of reducing the valuation allowance for mortgage servicing rights. In 2002 and early 2003, mortgage servicing rights were determined to be temporarily impaired; therefore, servicing revenue was decreased and a valuation allowance was established to reflect the proper value. As loan refinancings decreased thereby reducing principal prepayments, the mortgage servicing rights increased in value. At that point, the entire valuation allowance was reduced, the effect of which is reflected in the increased loan related fees and servicing revenues. See Notes to Consolidated Financial Statements, Note 4. "Goodwill, Other Intangible Assets and Mortgage Servicing Rights."

Gains on the sale of investment increased $112,000 as a result of a sale of an investment.

Gains on the sales of loans increased $862,000 as a result of increased dollar amount of loans sold. We sold $461.1 million of fixed rate mortgage loans in 2003 as compared to $368.6 million in 2002. Gains on the sales of loans are primarily dependent on the dollar amount of fixed rate mortgage loan originations and the sale of those loans. If interest rates remain flat or increase, these gains could be reduced in future periods as sales are likely to decrease (as experienced in the fourth quarter of 2003).

Other noninterest income increased $726,000 in 2003 primarily as a result of an increase in debit card fees and income on assets held in a rabbi trust.

Noninterest Expense

Total noninterest expense increased $1.4 million primarily as a result of a modest increase in compensation and related expenses; an increase in costs associated with updating our data processing equipment and software; and an increase in costs associated with opening a new office and replacing an existing office.

Compensation, payroll taxes, and other employee benefit expense increased $397,000 or 1.3% as a result of compensation and benefit increases partially offset by a $275,000 recapture of a self funded health plan reserve.

Occupancy and equipment expense increased $338,000 as a result of deploying upgraded teller PCs, purchasing new teller software throughout our bank office network in 2002, and the construction of a new bank office and a replacement bank office in the later part of 2003. In addition, we anticipate that in 2004, we will be opening two new branch offices at an estimated cost of approximately $1.5 million each. The effect of these new offices will be to increase our occupancy expense.

Other expenses increased $705,000 primarily as a result of increased marketing expenses, costs associated with the consolidation of the two subsidiary banks and a branding campaign for the resulting bank, and ATM and electronic banking fees.

Income Taxes

The effective tax rate for 2003 was 34.1%, as compared to an effective tax rate of 32.8% in 2002.

Like many Wisconsin financial institutions, we have non-Wisconsin subsidiaries which hold and manage investment assets which have not been subject to Wisconsin tax. The Wisconsin Department of Revenue has instituted an audit program specifically aimed at out of state bank subsidiaries and has indicated that it may withdraw favorable rulings previously issued in connection with such subsidiaries. The Department is conducting audits of many such organizations, including our Nevada subsidiaries. As a result of these developments, the Department may take the position that the income of the out of state subsidiaries is taxable in Wisconsin, which will likely be challenged by financial institutions in the state. If the Department is successful in its efforts, it would result in a substantial negative impact on the earnings of Bank Mutual Corporation.

Comparisons of Operating Results for Years Ended December 31, 2002 and 2001

General

Net income for the year ended December 31, 2002 was $26.5 million as compared to $20.3 million for the year ended December 31, 2001. The increase is primarily a result of historically low interest rates (which produced record mortgage loan originations and sales), the elimination of goodwill amortization, gains on the sales of loans and increased net interest margin, partially offset by the impairment of mortgage servicing rights.

Net Interest Income

Net interest income for 2002 increased $6.1 million, or 8.6%, to $77.8 million for 2002 as compared to $71.6 million for 2001. Net interest income increased primarily as a result of the increase in the net interest margin. The net interest margin for 2002 was 2.88%, as compared to 2.67% in 2001. The Federal Reserve reduced interest rates which helped to improve the net interest margin. Historically, reduced interest rates have improved the net interest margin, as we were generally able to reduce the interest rates paid on interest-bearing liabilities more quickly than interest rates charged on interest-earning assets. That effect benefited results in 2002; however, the high level of mortgage refinancing activity in which higher interest rate mortgage loans were paid off and the sales of fixed rate mortgage loans partially offset the effects of the reduced cost of interest-bearing liabilities.

Total Interest Income

Total interest income decreased $25.6 million or 13.4% to $165.4 million as compared to $191.0 million for 2001. The decrease was primarily the result of existing mortgage loans refinancing to a lower interest rate; sales of fixed rate mortgage loans and using the proceeds from the sales to invest in mortgage-related securities (purchased at a lower yield than the yields on the loans sold); and prepayments on higher yielding mortgage-related securities.

Interest income on loans decreased $23.1 million or 15.6% primarily as a result of the refinancing of existing loans to lower interest rate loans, originations at interest rates that were below the existing yield on the portfolio and to a lesser extent, downward interest rate modifications on certain existing loans. Although we had record loan originations, a majority of those originations were fixed rate. We sell the majority of our fixed rate single family mortgage loans to the secondary market which helps us to manage our interest rate risk. These actions reduced our average yield to 6.88% in 2002 as compared to 7.64% in 2001.

Interest on investments decreased $2.6 million in 2002 as compared to 2001 as a result of maturing investments being reinvested at a lower yield and some of the maturing dollars being invested into mortgage-related securities.

Interest on mortgage-related securities increased $1.2 million in 2002 as a result of additional mortgage-related securities outstanding offset by the reduced yield on the portfolio. The average mortgage-related securities outstanding for 2002 was $576.3 million as compared to $480.9 million in 2001. The average yield on this portfolio was 5.60% for 2002 as compared to 6.46% in 2001. The decrease in yield was the result of prepayments of higher yielding mortgage-related securities and the reinvestment of those dollars and additional funds into lower yielding mortgage-related securities.

Interest income on interest-earning deposits (which includes investments in Federal Funds) decreased $1.1 million to $3.1 million in 2002 as compared to $4.2 million in 2001. Although the average balance for 2002 increased $64.5 million as compared to the 2001 average balance, the primary reason for the decrease in interest income was the reduced average yield earned on those deposits. The yield on interest-earning deposits was substantially impacted by the Federal Reserve's interest rate reductions throughout 2001 and the one Federal Reserve interest rate reduction in 2002 which affected market interest rates.

Total Interest Expense

Interest expense on deposits decreased substantially in 2002. The decrease of $24.4 million, or 27.3%, was the result of the decreased cost of those deposits partially offset by the growth in deposits. We believe the growth in deposits was the result of continued uncertainties in the stock market and world events. At the same time, market interest rates were being decreased thereby reducing the cost of new and renewing deposits. The average cost of deposits for 2002 was 3.24% as compared to 4.65% in 2001. If the stock market value would rise or world events stabilized, we believe some of the deposits we acquired in 2002 and 2001 may be withdrawn to fund customer investments in the stock market. In addition, market interest rates may rise and increase the cost of our deposits.

Interest expense on borrowings decreased $7.1 million to $22.5 million in 2002 as compared to $29.7 million in 2001. The decrease was the result of maturing borrowings being paid-off.

Provisions for Loan Losses

We provided $760,000 for loan losses in 2002 as compared to $723,000 in 2001. The provision in 2002 was in response to increased commercial loan delinquencies, charge-offs, changes in the loan portfolio mix (reduction in one- to four-family loans and an increase in comparatively riskier commercial real estate, development and commercial loans) and a weakening economy, partially offset by the decrease in the dollar amount of the loan portfolio.

The allowance for loan losses at December 31, 2002 was $12.7 million or 151.9% of non-performing loans and 139.4% of non-performing assets as compared to $12.2 million or 345.9% of non-performing loans and 312.1% of non-performing assets at December 31, 2001. The loan loss allowance to total loans was 0.76% at December 31, 2002 as compared to 0.67% at December 31, 2001.

Noninterest Income

Total noninterest income increased $196,000 to $16.7 million in 2002 as compared to $16.5 million in 2001. This increase was primarily a result of increased gains on the sales of loans partially offset by the impairment of mortgage servicing rights.

Service charges on deposits increased $199,000 in 2002 as a result of increased usage of debit cards and fees from checking accounts. We emphasize checking accounts as we believe it is the primary account which enables us to develop other business with the customer.

Brokerage and insurance commissions increased $477,000 to $3.2 million in 2002 as compared to $2.7 million in 2001. The increase was primarily the result of increased sales of tax-deferred annuity products.

Loan related fees were substantially affected by the impairment of mortgage servicing rights in 2002. A total of $2.6 million of mortgage servicing rights were determined to be impaired in 2002 and in accordance with generally accepted accounting principles, a valuation allowance was established with an offsetting charge against loan related fees. Offsetting the mortgage servicing rights impairment was the collection of fees on mortgage loans that had their interest rates reduced before their initial lock-in period had expired or before their next interest adjustment date; and fees collected from our fixed rate modification program which allowed fixed rate mortgage loan consumers to negotiate a lower fixed rate without the cost of a complete refinance of their existing mortgage loan.

Gains on the sales of loans increased $2.0 million to $6.0 million in 2002 as compared to $4.0 million in 2001. This increase was the result of low market interest rates, which spurred significant refinancings and a large number of fixed rate mortgage loan originations. We sell most of these fixed rate mortgage loans to the secondary market to reduce our interest rate risk. We anticipate that loan sales, and related fee income, will be substantially less in 2003 as compared to 2002 if interest rates stabilize or rise from December 31, 2002 levels.

Other noninterest income decreased $390,000 to $3.9 million in 2002 as compared to $4.3 million in 2001. The decrease is primarily the result of a settlement of a life insurance policy in 2001 and the sale of real estate owned in 2001.

Noninterest Expense

Total noninterest expense decreased $835,000 to $54.2 million in 2002 as compared to $55.0 million in 2001. The decrease was the result of changes in accounting rules relating to the amortization of goodwill resulting from prior acquisitions offset by an increase in compensation expense. As a result of those accounting rule changes, we no longer amortize goodwill.

Compensation expense increased $2.6 million or 9.2% to $31.4 million in 2002 as compared to $28.7 million in 2001. The increase was primarily the result of: increased health care costs; increased expense associated with the employee stock ownership plan; normal pay increases to existing employees; and incentive payouts to loan originators for the high volume of loan originations.

Occupancy and equipment expense increased $276,000 primarily from increased depreciation expense of computer equipment and software related to implementation of a new teller platform and a new loan origination/documentation system.

The amortization of goodwill was significantly changed in 2002 as a result of the adoption of SFAS No. 142. As a result, other intangibles continue to be amortized, goodwill is no longer amortized over a stated period of time but rather it remains on the statement of financial condition and is periodically tested for impairment. That change increased pre-tax earnings and after-tax earnings by $3.1 million in 2002 as compared to 2001. If goodwill is found to be impaired, the impaired amount is expensed to current operations, which would negatively affect the results in any period in which such an impairment was determined. See "Notes to Consolidated Financial Statements -- Note 1. Summary of Significant Accounting Policies -- Recent Accounting Changes."

Other expenses decreased $653,000 or 5.3% to $11.6 million in 2002 as compared to $12.3 million in 2001. The decrease was the result of the reduction in real estate owned expense and the reduction in loan expenses in 2002. Also, in 2003, we anticipate we will increase our marketing budget by approximately $1.3 million to aid in the consolidation of the two subsidiary Banks.

Income Taxes

Income tax expense increased $872,000 to $13.0 million in 2002 as compared to $12.1 million in 2001. The increase was the result of increased taxable income. However, the effective income tax rate decreased to 32.8% in 2002 as compared to 37.3% in 2001 primarily as a result of the elimination of the goodwill amortization expense. Goodwill amortization is a nondeductible tax expense and therefore resulted in the 2001 effective tax rate being higher than 2002.

Liquidity and Capital Resources

The term "liquidity" refers to our ability to generate adequate amounts of cash to fund loan originations, loan purchases, deposit withdrawals, and operating expenses. Our primary sources of funds are deposits, scheduled amortization, and prepayments of loan principal and mortgage-related securities, maturities and calls of investment securities, borrowings from the FHLB of Chicago and funds provided by our operations. Historically, these sources of funds have been adequate to maintain liquidity, with the correspondingly more borrowing in periods in which their operations generate less cash. In the event these sources of liquidity would become inadequate, Bank Mutual believes that it could access the wholesale deposit market, although there can be no assurances that wholesale deposits would be available if needed.

Loan repayments and maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of investment securities and prepayments of loans and mortgage-related securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. For example, during 2003, loan prepayments increased significantly because of the reduced interest rate environment; another very different interest rate environment could lead to a significantly different result. These factors reduce the predictability of the timing of these sources of funds.

Our primary investing activities are the origination and purchase of one-to four-family real estate loans, multi-family and commercial real estate loans, home equity loans, other consumer loans, commercial business loans, the purchase of mortgage-related securities, and to a lesser extent, the purchase of investment securities.

These investing activities were funded by principal payments on mortgage loans and mortgage-related securities, calls and maturities on investment securities, borrowings, deposit growth, and funds provided by our operating activities.

At December 31, 2003, we exceeded each of the applicable regulatory capital requirements for our savings bank subsidiary. In order to be classified as "well-capitalized" by the FDIC we are required to have leverage (tier 1) capital of at least 5.00%. To be classified as a well-capitalized bank by the FDIC, we must also have a risk-based total capital ratio of at least 10.00%. At December 31, 2003, Bank Mutual had a risk-based total capital ratio of 30.08% and a leverage ratio of 14.82%. See "Notes to Consolidated Financial Statements---Note 8. Shareholders' Equity."

Shareholders' equity is decreased by unearned ESOP shares, which represents shares in the Bank Mutual Employee Stock Ownership Plan which have not yet been earned by participating employees, and unearned deferred compensation, which represents stock grants under the management recognition plan ("MRP") component of its 2001 Stock Incentive Plan. See "Notes to Consolidated Financial Statements—Note 1. Summary of Significant Accounting Policies." Shareholders' equity is increased by $149,000 of accumulated other comprehensive income, consisting primarily of net unrealized gains, net of taxes, on securities available-for-sale. Bank Mutual Corporation had repurchased 4,761,842 shares under its stock repurchase program before its stock offering; at the time of the stock offering, these shares were eliminated. However, prior to that event 1,210,630 shares were used for restricted stock awards (of which 124,737 shares were forfeited) and 440,095 shares were used for exercised stock options. An additional 69,521 stock options were exercised and issued from authorized but unissued shares in 2003.

Cash and cash equivalents decreased $155.3 million during 2003; however, we still maintained $86.5 million of cash and cash equivalents at December 31, 2003. The Company used $480.0 million for investing activities, primarily as a result of purchases of mortgage-related and investment securities, partially offset by principal repayments on mortgage-related securities. The cash from operating activities is primarily a result of Bank Mutual's net income for the year, and non-cash expenses, offset by net change in loans originated for sale. Cash provided by financing activities resulted primarily from the proceeds of the stock offering.

Contractual Obligations, Commitments, Contingent Liabilities, and Off-balance Sheet Arrangements

The Company has various financial obligations, including contractual obligations and commitments, that my require future cash payments.

The following table presents, as of December 31, 2003. significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Payments Due In				
	One Year Or Less	One to Three Years	Three to Five Years	Over Five Years	Total
	(In thousands)				
Deposits without a stated maturity (a)	$865,876	$ -	$ -	$ -	$865,876
Certificates of deposits (a)	510,195	459,256	216,963	-	1,186,414
Borrowed funds (a)	231,775	25,944	1,024	40,748	299,491
Operating leases	862	1,252	933	757	3,804
Purchase obligations	2,160	4,320	4,320	720	11,520
Deferred retirement plans and deferred compensation plans	220	488	333	7,176	8,217

(a) Excludes interest to be paid in the periods indicated.

The Company's operating lease obligations represent short and long-term lease and rental payments for facilities, certain software and data processing and other equipment. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligation amounts presented above primarily relate to certain contractual payments for services provided for information technology.

The Company also has obligations under its deferred retirement plan for directors as described in Note 10 to the consolidated financial statements.

The following table details the amounts and expected maturities of significant commitments as of December 31, 2003. Further discussion of these commitments is included in Note 13 to the consolidated financial statements.

	Payments Due In				
	One Year Or Less	One to Three Years	Three to Five Years	Over Five Years	Total
	(In thousands)				
Commitments to extend credit:					
Commercial	$ 25,100	$ -	$ -	$ -	$ 25,100
Residential real estate	27,853	-	-	-	27,853
Revolving home equity and credit card lines	153,068	-	-	-	153,068
Standby letters of credit	3,107	686	14	-	3,807
Commercial letters of credit	1,872	-	-	-	1,872
Unused commercial lines of credit	12,919	-	-	-	12,919
Net commitments to sell mortgage loans	8,315	-	-	-	8,315

Commitments to extend credit, including loan commitments, standby letters of credit, unused lines of credit and commercial letters of credit do not necessarily represent future cash requirements, since these commitments often expire without being drawn upon.

Impact of Inflation and Changing Prices

The financial statements and accompanying notes of Bank Mutual Corporation have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.

Risk Factors

In addition to the various factors discussed above, you should consider carefully the following risk factors when evaluating Bank Mutual Corporation's performance and outlook.

The Current Interest Rate Environment is Having an Adverse Impact on Our Net Interest Income. Beginning in January, 2001, the Federal Reserve Board has reduced the Federal Funds target rate 13 times for an aggregate reduction of 550 basis points. Since these interest rate reductions began, interest rates across all maturities have fallen dramatically. For example, the Federal Funds target rate has fallen from 6.50% to 1.00% as of December 31, 2003 and the ten-year Treasury Bond rate has fallen from 5.158% to 3.515% as of December 31, 2003. During 2001 and 2002, falling rates had a positive affect on our net interest income as the benefit of lower funding costs exceeded the negative impact of lower yields on our earning assets.

In 2003, with interest rates at historic lows, we were unable to offset the effect of lower reinvestment rates on our maturing assets with similar reductions in our funding costs. As a result, during 2003, our net interest income, and consequently our net income, declined as compared to the year ago periods. However, the additional capital of $404.8 million that we obtained from the stock offering was invested in mortgage-related securities and should increase our 2004 net interest income over 2003's net interest income.

Conversely, if interest rates rise substantially, the amount of interest we pay on deposits could increase more quickly than the amount of interest we receive on our loans, mortgage-related securities and investment securities. This also could cause our profits to decrease. Rising interest rates would likely reduce the value of our mortgage-related securities and investment securities and may decrease demand for loans and make it more difficult for borrowers to repay their loans. For additional information on our exposure to interest rates, see "Quantitative and Qualitative Disclosures about Market Risk--Management of Interest Rate Risk."

If Our Allowance for Loan Losses is Not Sufficient to Cover Actual Loan Losses, Our Earnings Could Decrease. Our loan customers may not repay their loans according to the terms of the loans, and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. We therefore may experience significant loan losses, which could have a material adverse effect on our operating results.

Material additions to our allowance also would materially decrease our net income, and the charge-off of loans may cause us to increase the allowance. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We rely on our loan quality reviews, our experience and our evaluation of economic conditions, among other factors, in determining the amount of the allowance for loan losses. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance.

Our emphasis on a diverse loan portfolio has been one of the more significant factors we have taken into account in evaluating our allowance for loan losses and provision for loan losses. If we were to further increase the amount of loans in our portfolio other than traditional real estate loans, we may decide to make increased provisions for loan losses. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs.

We Are Expanding Our Lending Activities in Riskier Areas. We have identified commercial real estate, commercial business and consumer loans as areas for increased lending emphasis, and our loans of these types increased both in absolute dollars and as a percentage of our portfolio during 2003. While increased lending diversification is expected to increase interest income, non-residential loans carry greater risk of payment default than residential real estate loans. As the volume of these loans increase, credit risk increases. In the event of substantial borrower defaults, our provision for loan losses would increase and therefore, earnings would be reduced.

Our consumer loan portfolio included $58.8 million of indirect auto loans at December 31, 2003. Borrowers may be more likely to become delinquent on an automobile loan than on a residential real estate loan. Moreover, unlike the collateral for real estate loans, automobiles depreciate rapidly and, in the event of default, principal loss as a percent of the loan balance depends upon the mileage and condition of the vehicle at the time of repossession, over which the Bank has no control. Similarly, any non-real estate collateral securing commercial business loans may depreciate over time and fluctuate in value.

Increases in Market Interest Rates are Likely to Adversely Affect Equity. As of December 31, 2003, we owned $1.1 billion of securities available-for-sale. Generally accepted accounting principles require that we carry these securities at fair value on our balance sheet. Unrealized gains or losses on these securities, reflecting the difference between the fair market value and the amortized cost, net of its tax effect, are carried as a component of shareholders' equity. When market rates of interest increase, the fair value of our securities available-for-sale generally decreases and equity correspondingly decreases. When rates decrease, fair value generally increases and shareholders' equity correspondingly increases. As of December 31, 2003, the Company's available-for-sale portfolio had an unrealized gain of $71,000.

The Economic Recession and World Events Could Affect Our Earnings. The United States economy, which entered into a recession during early 2001 continued through 2002, and began to improve in 2003 according to economists. However, significant softness remains in the economy. We do not know how swift or strong the recovery will be or how long it would continue. The effects of a recession, or a weak economy, can significantly affect our operations and profitability. For example, higher unemployment and reduced business sales or profits can make it more difficult for borrowers to repay their loans. Similarly, reduced income or confidence can lead consumers to reduce their purchases, and thus reduce loan demand.

The weakness in the national and local economies have been exacerbated by the attacks of September 11, 2001 and their aftermath and other world events such as the Iraq conflict. Bank Mutual Corporation, and the economy as a whole, may be affected by future world events, such as acts of terrorism, developments in the war on terrorism, conflict in the Middle East, and the international situation in North Korea.

Low Demand for Real Estate Loans May Lower Our Profitability. Making loans secured by real estate is our primary business and primary source of profits. If customer demand for real estate loans decreases, our profits may decrease because our alternative investments, primarily securities, earn less income for us than real estate loans. Customer demand for loans secured by real estate could be reduced by a weaker economy, an increase in unemployment, a decrease in real estate values or an increase in interest rates.

Strong Competition Within Our Market Area May Reduce Our Customer Base. We encounter strong competition both in attracting deposits and originating real estate and other loans. We compete with commercial banks, savings institutions, mortgage banking firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms. Our market area includes branches of several commercial banks that are substantially larger than us in terms of deposits and loans. In addition, tax exempt credit unions operate in most of our market area and aggressively price their products and services to a large part of the population. Our profitability depends upon our continued ability to successfully maintain or increase our market share.

We Have Significant Intangible Assets Which May Need to be Written Off (Expense) in the Future. The Company has approximately $52.6 million in goodwill, $5.1 million in other intangible assets and $4.7 million of mortgage servicing rights as of December 31, 2003. As a result of SFAS No. 142, the Company no longer amortizes goodwill but will continue to amortize the other intangible assets over seven to fifteen years and will evaluate the mortgage servicing rights for impairment on a monthly basis. We will periodically check goodwill, and the other intangible assets for impairment. At some point in the future, our intangible assets may become impaired, and we would need to write them off as a reduction to earnings in the period in which they became impaired.

Stock-Based and Other Benefits Affect Our Results. We have adopted a stock incentive plan which provided for the granting of options to purchase common stock and for awards of common stock to our eligible officers, employees and directors. We also have an employee stock ownership plan, and have adopted a restoration plan that will supplement the benefits to selected executive officers under the employee stock ownership plan and our 401(k) plan. The cost of the employee stock ownership plan will vary based on our stock price at specific points in the future. Additionally, we experienced an increase in employee health care costs in 2003, and expect further increases in 2004. These expenses will continue to affect our future earnings, as may other factors, such as government mandates, which would further increase the cost of compensation and/or benefits that are provided to employees.

Our Ability to Grow May be Limited if We Cannot Make Acquisitions. In an effort to fully deploy the capital we raised in our stock offering, we intend to seek to expand our banking franchise, internally by de novo branching and by acquiring other financial institutions or branches and other financial services providers. However, we have no specific plans for acquisitions at this time. Our ability to grow through selective acquisitions of other financial institutions or branches will depend on successfully identifying, acquiring and integrating those institutions or branches. We cannot assure you that we will be able to generate internal growth or identify attractive acquisition candidates, make acquisitions on favorable terms or successfully integrate any acquired institutions or branches.

Our Return on Shareholders' Equity Will Be Reduced as a Result of the Offering. Net income divided by average shareholders' equity, known as "return on equity," is a ratio many investors use to compare the performance of a financial institution to its peers. Due to the large amount of additional capital that we raised in our stock offering in late 2003, we expect our return on equity to decrease as compared to our performance in recent years when that equity is included for a full fiscal year, until we are able to optimally deploy that additional capital. Until we can increase our net interest income and non-interest income, we expect that our return on equity may be below the industry average, which may negatively impact the value of our common stock.

Wisconsin Tax Developments Could Reduce Our Net Income. The Bank has Nevada subsidiaries which hold and manage investment securities and other investments. Because the subsidiaries are out of state, related income has not been subject to tax in Wisconsin. Representatives of the Wisconsin Department of Revenue have recently stated in private conversations to third parties that the Department intends to revoke related favorable tax rulings, even though there has not been any intervening change in law. The Department has also implemented a program for the audit of Wisconsin financial institutions who have formed and contributed assets to subsidiaries located in Nevada, and presumably will seek to impose Wisconsin state income taxes on income from those operations, at least on a going forward basis.

While there will likely be challenges to the Department's actions and interpretations, our net income would be reduced if the Department succeeds in those actions. We may also need to incur costs in the future to address any action taken against us by the Department.

Quarterly Financial Information

The following table sets forth certain unaudited quarterly data for the periods indicated:

	Quarter Ended			
	March 31	**June 30**	**September 30**	**December 31**
	(In thousands, except per share amounts)			
2003 (unaudited)				
Interest income	$36,696	$35,576	$33,802	$34,996
Interest expense	18,510	18,077	16,975	15,920
Net interest income	18,186	17,499	16,827	19,076
Provision for loan losses	258	109	—	937
Net income after provision for loan losses	17,928	17,390	16,827	18,139
Total noninterest income	4,505	5,037	6,166	3,910
Total noninterest expense	13,381	14,360	14,080	13,787
Income before income taxes	9,052	8,067	8,913	8,262
Income taxes	3,183	2,887	2,912	2,713
Net income	$ 5,869	$ 5,180	$ 6,001	$ 5,549
Earnings per share - Basic	$ 0.08	$ 0.07	$ 0.08	$ 0.07
Earnings per share - Diluted	$ 0.08	$ 0.06	$ 0.08	$ 0.07
Cash dividend paid per share	$ 0.027	$ 0.027	$ 0.030	$ 0.035
2002 (unaudited)				
Interest income	$ 42,967	$42,138	$41,245	$39,082
Interest expense	23,578	21,937	21,964	20,199
Net interest income	19,389	20,201	19,281	18,883
Provision for loan losses	15	40	940	(235)
Net income after provision for loan losses	19,374	20,161	18,341	19,118
Total noninterest income	3,843	3,857	3,959	5,017
Total noninterest expense	13,611	13,510	12,998	14,050
Income before income taxes	9,606	10,508	9,302	10,085
Income taxes (benefit)	3,275	3,537	2,938	3,206
Net income (loss)	$ 6,331	$ 6,971	$ 6,364	$ 6,879
Earnings per share - Basic	$ 0.08	$ 0.09	$ 0.08	$ 0.09
Earnings per share - Diluted	$ 0.08	$ 0.09	$ 0.08	$ 0.09
Cash dividend paid per share	$ 0.022	$ 0.022	$ 0.025	$ 0.025

Recent Accounting Developments

We discuss recent accounting changes in the "Notes to Consolidated Financial Statement--Note 1. Summary of Significant Accounting Policies--Recent Accounting Changes." We also discussed the effect of changes in accounting rules relating to the amortization of goodwill above in "Comparisons Of Operating Results For Years Ended December 31, 2002 and 2001 – Noninterest Expense."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Management of Interest Rate Risk

The Bank's ability to maintain net interest income depends upon earning a higher yield on assets than the rates we pay on deposits and borrowings. Fluctuations in interest rates will ultimately impact both our level of income and expense recorded on a large portion of our assets and liabilities. Fluctuations in interest rates will also affect the market value of all interest-earning assets, other than those which possess a short term to maturity.

Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature during a given period of time. The difference, or the interest rate sensitivity "gap," provides an indication of the extent to which our interest rate spread will be affected by changes in interest rates. See "Gap Analysis" below.

Due to the nature of our operations, we are not directly subject to foreign currency exchange or commodity price risk. Instead, our real estate loan portfolio, concentrated in Wisconsin, is subject to risks associated with the local economy. We did not engage in any hedging transactions that use derivative instruments (such as interest rate swaps and caps) during 2003, 2002 and 2001. In the future, we may, with approval of our board of directors, engage in hedging transactions utilizing derivative instruments.

We seek to coordinate asset and liability decisions so that, under changing interest rate scenarios, earnings will remain within an acceptable range.

The primary objectives of our interest rate management strategy are to:

- maintain earnings and capital within self-imposed parameters over a range of possible interest rate environments;
- coordinate interest rate risk policies and procedures with other elements of our business plan, all within the context of the current business environment and our capital and liquidity requirements; and
- manage interest rate risk in a manner consistent with the approved guidelines and policies set by our board of directors.

To achieve the objectives of managing interest rate risk, our Asset/Liability committee meets periodically to discuss and monitor the market interest rate environment and provides reports to the board of directors. This committee is comprised of senior management.

Historically, our lending activities have emphasized one- to four-family first and second mortgage loans. Our primary source of funds has been deposits and borrowings, consisting primarily of time deposits and borrowings which have substantially shorter terms to maturity than the loan portfolio. We have employed certain strategies to manage the interest rate risk inherent in the asset/liability mix, including:

- emphasizing the origination of adjustable-rate and certain 15-year fixed rate mortgage loans for portfolio, and selling certain 15 and 20 year fixed rate mortgage loans and all 30-year fixed rate mortgage loans;
- maintaining a significant level of investment securities and mortgage-related securities with a weighted average life of less than eight years or with interest rates that reprice in less than five years; and
- managing deposits and borrowings to provide stable funding.

We believe that the frequent repricing of our adjustable-rate mortgage loans, the cash flows from our 15-year fixed rate real estate loans, the shorter duration of our consumer loans, and adjustable rate features and shorter durations of our investment securities, reduce our exposure to interest rate fluctuations.

Gap Analysis. Repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a financial institution's interest rate sensitivity "gap." An asset or liability is said to be "interest rate sensitive" within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.

A gap is considered positive when the amount of interest-earning assets maturing or repricing within a specific time period exceeds the amount of interest-bearing liabilities maturing or repricing within that specific time period. A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing within a specific time period exceeds the amount of interest-earning assets maturing or repricing within the same period. During a period of rising interest rates, a financial institution with a negative gap position would be expected, absent the effects of other factors, to experience a greater increase in the costs of its liabilities relative to the yields of its assets and thus a decrease in the institution's net interest income. An institution with a positive gap position would be expected, absent the effect of other factors, to experience the opposite result. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to reduce net interest income.

At December 31, 2003, based on the assumptions below, our interest-bearing liabilities maturing or repricing within one year exceeded our interest-earning assets maturing or repricing within the same period by $26.2 million. This represented a negative cumulative one-year interest rate sensitivity gap of 0.94%, and a ratio of interest-earning assets maturing or repricing within one year to interest-bearing liabilities maturing or repricing within one year of 97.8%.

The following table presents the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003, which we anticipate to reprice or mature in each of the future time periods shown. The information presented in the following table is based on the following assumptions:

i) Investment securities - based upon contractual maturities and if applicable, call dates.

ii) Mortgage-related securities - based upon an independent outside source for determining cash flows (prepayment speeds).

iii) Loans - based upon contractual maturities, repricing date, if applicable, scheduled repayments of principal and projected prepayments of principal based upon our historical experience or anticipated prepayments.

iv) Deposits - based upon contractual maturities and our historical decay rates.

v) Borrowings - based upon the earlier of call date or final maturity.

	At December 31, 2003					
	Within Three Months	Three to Twelve Months	More Than One Year - Three Years	More Than Three Years - Five Years	Over Five Years	Total
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable:						
Mortgage loans:						
Fixed	$ 51,362	$121,962	$ 203,721	$ 91,323	$ 95,074	$ 563,442
Adjustable	167,599	202,612	239,269	31,674	846	642,000
Consumer loans	127,198	109,740	137,433	46,739	29,411	450,521
Commercial and industrial loans	21,549	21,883	23,915	6,047	1,627	75,021
Interest-earning deposits	50,119	—	—	—	—	50,119
Investment securities	53,505	3,695	10,747	—	—	67,947
Mortgage-related securities:						
Fixed	41,247	125,476	400,580	287,015	169,769	1,024,087
Adjustable	29,100	—	—	—	—	29,100
Other interest-earning assets	35,498	—	—	—	—	35,498
Total interest-earning assets	577,177	585,368	1,015,665	462,798	296,727	2,937,735
Noninterest-bearing and interest-bearing liabilities						
Noninterest-bearing demand accounts	1,905	5,518	13,378	11,635	77,663	110,099
Interest-bearing liabilities:						
Deposits:						
Interest-bearing demand accounts	2,720	7,880	19,103	16,614	110,900	157,217
Savings accounts	4,636	12,032	29,170	25,369	169,337	240,544
Money market accounts	357,856	—	—	—	—	357,856
Time deposits	361,786	199,374	407,233	216,636	—	1,185,029
Advance payments by borrowers for taxes and insurance	—	2,987	—	—	—	2,987
Borrowings	10,061	221,992	26,915	2,340	38,230	299,538
Total interest-bearing liabilities	738,964	449,783	495,799	272,594	396,130	2,353,270
Interest rate sensitivity gap	$(161,789)	$135,585	$519,865	$190,204	$ (99,403)	$584,462
Cumulative interest rate sensitivity gap	$(161,789)	$ (26,204)	$493,661	$683,865	$584,462	
Cumulative interest rate sensitivity gap as a percentage total assets	(5.80)%	(0.94)%	17.69%	24.51%	20.95%	
Cumulative interest-earning assets as a percentage of interest bearing liabilities	78.11%	97.80%	129.31%	134.94%	124.84%	

The methods used in the previous table have some inherent shortcomings. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as adjustable-rate loans, have features which limit changes in interest rates on a short-term basis and over the life of the loan. If interest rates change, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of borrowers to make payments on their adjustable-rate loans may decrease if interest rates increase.

Present Value of Equity

In addition to the gap analysis table, we also use a simulation model to monitor interest rate risk. The model reports the present value of equity in different interest rate environments, assuming an instantaneous and permanent interest rate shock to all interest rate-sensitive assets and liabilities. The present value of equity is the difference between the present value of expected cash flows of interest rate-sensitive assets and liabilities. The changes in market value of assets and liabilities due to changes in interest rates reflect the interest rate sensitivity of those assets and liabilities as their values are derived from the characteristics of the asset or liability (i.e., fixed rate, adjustable-rate, caps, floors) relative to the current interest rate environment. For example, in a rising interest rate environment the fair market value of a fixed rate asset will decline, whereas the fair market value of an adjustable-rate asset, depending on its repricing characteristics, may not decline. Increases in the market value of assets will increase the present value of equity whereas decreases in market value of assets will decrease the present value of equity. Conversely, increases in the market value of liabilities will decrease the present value of equity whereas decreases in the market value of liabilities will increase the present value of equity.

The following table presents the estimated present value of equity over a range of interest rate change scenarios at December 31, 2003. The present value ratio shown in the table is the present value of equity as a percent of the present value of total assets in each of the different rate environments. For purposes of this table, we have made assumptions such as prepayment rates and decay rates similar to those used for the gap analysis table.

	Present Value of Equity			Present Value of Equity as Percent of Present Value of Assets	
Change in Interest Rates (Basis Points)	Dollar Amount	Dollar Change	Percent Change	Present Value Ratio	Percent Change
	(Dollars in thousands)				
+300	$690,874	$(104,444)	(13.13)%	22.95%	(8.36)%
+200	728,612	(66,706)	(8.39)	23.76	(5.12)
+100	764,714	(30,604)	(3.85)	24.48	(2.24)
0	795,318	--	--	25.04	--
-100	817,665	22,347	2.81	25.37	1.31
-200	800,141	4,823	0.61	24.73	(1.23)
-300	759,597	(35,720)	(4.49)	23.52	(6.09)

As in the case of the gap analysis table, the methods we used in the previous table have some inherent shortcomings. This type of modeling requires that we make assumptions which may not reflect the manner in which actual yields and costs respond to changes in market interest rates. For example, we make assumptions regarding the acceleration rate of the prepayment speeds of higher yielding mortgage loans. Prepayments will accelerate in a falling rate environment and the reverse will occur in a rising rate environment. We also assume that decay rates on core deposits will accelerate in a rising rate environment and the reverse in a falling rate environment. The table assumes that we will take no action in response to the changes in interest rates, when in practice rate changes on certain products, such as savings deposits, may lag market changes. In addition, prepayment estimates and other assumptions within the model are subjective in nature, involve uncertainties, and therefore cannot be determined with precision. Accordingly, although the present value of the equity model may provide an estimate of our interest rate risk at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in interest rates on our present value of equity.

Item 8. Financial Statements and Supplementary Data

Report of Independent Auditors

Board of Directors
Bank Mutual Corporation and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Bank Mutual Corporation (the Company) and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three years ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and Subsidiaries at December 31, 2003 and 2002 and the consolidated results of their income and their cash flows for the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1, in 2002 the Company changed its method for accounting for goodwill.

Ernst & Young LLP

Milwaukee, Wisconsin
January 23, 2004

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Financial Condition

	December 31 2003	December 31 2002
	(In Thousands)	
Assets		
Cash and due from banks	$ 36,384	$ 40,297
Federal funds sold	30,000	165,000
Interest-earning deposits	20,119	36,462
Cash and cash equivalents	86,503	241,759
Securities available-for-sale, at fair value:		
Investment securities	67,833	73,226
Mortgage-related securities	1,053,349	618,123
Loans held for sale	4,056	46,971
Loans receivable, net	1,712,278	1,685,662
Goodwill	52,570	52,570
Other intangible assets	5,073	5,734
Mortgage servicing rights	4,698	3,060
Other assets	122,167	116,223
	$3,108,527	$2,843,328
Liabilities and shareholders' equity		
Liabilities:		
Deposits	$2,052,290	$2,126,655
Borrowings	299,491	354,978
Advance payments by borrowers for taxes and insurance	2,987	3,060
Other liabilities	22,679	35,560
	2,377,447	2,520,253
Commitments *(Note 13)*		
Shareholders' equity:		
Preferred stock – $.01 par value:		
Authorized– 20,000,000 shares in 2003 and 10,000,000 shares in 2002		
Issued and outstanding – none in 2003 and 2002	–	–
Common stock – $.01 par value:		
Authorized– 200,000,000 shares in 2003 and 100,000,000 shares in 2002		
Issued – 78,775,779 shares in 2003 and 81,962,632 in 2002		
Outstanding – 78,775,779 shares in 2003; 79,802,950 shares in 2002	788	820
Additional paid-in capital	495,990	108,477
Retained earnings	241,958	224,932
Unearned ESOP shares	(5,766)	(6,647)
Accumulated other comprehensive income	149	10,487
Unearned deferred compensation	(2,039)	(3,133)
Treasury stock – 2,159,682 shares in 2002	–	(11,861)
Total shareholders' equity	731,080	323,075
	$3,108,527	$2,843,328

See accompanying notes to consolidated financial statements.

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Income

	Year ended December 31		
	2003	2002	2001
	(In Thousands, Except Per Share Amounts)		
Interest income:			
Loans	$104,623	$124,490	$147,558
Investment securities	4,654	5,580	8,212
Mortgage-related securities	29,164	32,256	31,042
Interest-earning deposits	2,629	3,106	4,174
Total interest income	141,070	165,432	190,986
Interest expense:			
Deposits	51,419	64,891	89,284
Borrowings	17,975	22,544	29,689
Advance payments by borrowers for taxes and insurance	88	243	399
Total interest expense	69,482	87,678	119,372
Net interest income	71,588	77,754	71,614
Provision for loan losses	1,304	760	723
Net interest income after provision for loan losses	70,284	76,994	70,891
Noninterest income:			
Service charges on deposits	4,814	4,634	4,435
Brokerage and insurance commissions	2,527	3,157	2,680
Loan related fees and servicing revenue (loss)	636	(1,056)	1,081
Gain on sales of loans	6,855	5,993	3,955
Gain on sales of securities	121	9	–
Other	4,665	3,939	4,329
Total noninterest income	19,618	16,676	16,480
Noninterest expenses:			
Compensation, payroll taxes and other employee benefits	31,747	31,350	28,710
Occupancy and equipment	10,871	10,533	10,257
Amortization of goodwill	–	–	3,098
Amortization of other intangible assets	661	662	662
Other	12,329	11,624	12,277
Total noninterest expenses	55,608	54,169	55,004
Income before income taxes	34,294	39,501	32,367
Income taxes	11,695	12,956	12,084
Net income	$ 22,599	$ 26,545	$ 20,283
Per share data:			
Earnings per share – basic	$0.30	$0.34	$0.26
Earnings per share – diluted	$0.29	$0.34	$0.26
Cash dividends per share paid	$0.120	$0.093	$0.076

See accompanying notes to consolidated financial statements.

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares
	(In Thousands)			
Balances at January 1, 2001	$820	$107,554	$184,351	$(8,971)
Comprehensive income:				
Net income	–	–	20,283	–
Other comprehensive income				
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred income tax liability of $2,940	–	–	–	–
Total comprehensive income				
Purchase of treasury stock	–	–	–	–
Issuance of management recognition plan shares	–	(419)	–	–
Committed ESOP shares	–	311	–	1,150
Cash dividends ($0.076 per share)	–	–	(2,857)	–
Purchase of shares for the ESOP	–	–	–	(29)
Balances at December 31, 2001	820	107,446	201,777	(7,850)
Comprehensive income:				
Net income	–	–	26,545	–
Other comprehensive income				
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred income tax liability of $2,593	–	–	–	–
Total comprehensive income	–	–	–	–
Purchase of treasury stock	–	–	–	–
Committed ESOP shares	–	1,207	–	1,203
Exercise of stock options	–	(176)	–	–
Amortization of deferred compensation	–	–	–	–
Cash dividends ($0.093 per share)	–	–	(3,390)	–
Balances at December 31, 2002	820	108,477	224,932	(6,647)
Comprehensive income:				
Net income	–	–	22,599	–
Other comprehensive income				
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred income tax benefit of $5,853	–	–	–	–
Total comprehensive income	–	–	–	–
Purchase of treasury stock	–	–	–	–
Committed ESOP shares	–	2,087	352	881
Exercise of stock options	1	(253)	–	–
Amortization of deferred compensation	–	34	–	–
Cash dividends ($0.12 per share)	–	–	(5,925)	–
Proceeds from sale of stock	(33)	385,645	–	–
Balances at December 31, 2003	$788	$495,990	$241,958	(5,766)

See accompanying notes to consolidated financial statements.

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Accumulated Other Comprehensive Income (Loss)	Unearned Deferred Compensation	Treasury Stock	Total
	(In Thousands)			
Balances at January 1, 2001	$ 643	$–	$–	$284,397
Comprehensive income:				
Net income	–	–	–	20,283
Other comprehensive income				
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred income tax liability of $2,940	5,375	–	–	5,375
Total comprehensive income	–	–	–	25,658
Purchase of treasury stock	–		(4,920)	(4,920)
Issuance of management recognition plan shares	–	(4,047)	4,854	388
Committed ESOP shares	–	–	–	1,461
Cash Dividends ($0.076 per share)	–	–	–	(2,857)
Purchase of shares for the ESOP	–	–	–	(29)
Balances at December 31, 2001	6,018	(4,047)	(66)	304,098
Comprehensive income:				
Net income	–	–	–	26,545
Other comprehensive income				
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred income tax liability of $2,593	4,469	–	–	4,469
Total comprehensive income	–	–	–	31,014
Purchase of shares for the ESOP	–	–	(12,417)	(12,417)
Committed ESOP shares	–	–	–	2,410
Exercise of stock options	–	–	622	446
Amortization of deferred compensation	–	914	–	914
Cash dividends ($0.093 per share)	–	–	–	(3,390)
Balances at December 31, 2002	10,487	(3,133)	(11,861)	323,075
Comprehensive income:				
Net income	–	–	–	22,599
Other comprehensive income	–	–	–	–
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred income tax benefit of $5,853	(10,338)	–	–	(10,338)
Total comprehensive income	–	–	–	12,261
Purchase of treasury stock	–	–	(8,011)	(8,011)
Committed ESOP shares	–	–	–	3,320
Exercise of stock options	–	–	1,192	940
Amortization of deferred compensation		1,094	(461)	667
Cash dividends ($0.12 per share)	–	–	–	(5,925)
Proceeds from sale of stock	–	–	19,141	404,753
Balance at December 31, 2003	$149	$(2,039)	$ –	$731,080

See accompanying notes to consolidated financial statements.

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31		
	2003	2002	2001
	(In Thousands)		
Operating activities:			
Net income	$22,599	$ 26,545	$ 20,283
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,304	760	723
Provision for depreciation	3,021	2,811	2,621
Amortization of intangibles	661	662	3,760
Net (increase) decrease in mortgage servicing rights	(1,638)	1,190	(809)
Amortization of cost of stock benefit plans	3,987	3,298	1,849
Net premium (discount) amortization on securities	2,107	119	(1,225)
Net change in loans originated for sale	49,770	(8,657)	(20,897)
Net gain on sale of available-for-sale securities	(121)	(9)	–
Gain on sales of loans	(6,855)	(5,993)	(3,955)
Gain on sale of real estate owned	(48)	(184)	(618)
Increase (decrease) in other liabilities	(8,022)	(9,971)	147
(Increase) decrease in other assets	(5,447)	(2,330)	2,532
Decrease in accrued interest receivable	575	2,192	2,247
Net cash provided by operating activities	61,893	10,433	6,658
Investing activities:			
Net purchases of investments in mutual funds	(10,903)	(1,030)	(1,652)
Proceeds from maturities of investment securities	124,872	51,897	177,742
Purchases of investment securities	(117,598)	(35,360)	(173,288)
Purchases of mortgage-related securities	(923,451)	(365,312)	(176,658)
Principal repayments on mortgage-related securities	470,994	275,518	128,257
Proceeds from sale of investment securities	8,076	4,032	–
Net (increase) decrease in loans receivable	(26,459)	143,192	140,348
Proceeds from sale of foreclosed properties	1,003	1,182	3,391
Increase in Federal Home Loan Bank stock	(2,613)	(1,652)	(2,307)
Purchases of premises and equipment	(3,896)	(3,658)	(1,963)
Net cash provided (used) by investing activities	(479,975)	68,809	93,870

See accompanying notes to consolidated financial statements.

Bank Mutual Corporation and Subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year ended December 31		
	2003	2002	2001
		(In Thousands)	
Financing activities:			
Net increase (decrease) in deposits	$(73,371)	$ 36,761	$196,545
Net increase (decrease) in short-term borrowings	(22,679)	(656)	2,200
Proceeds from long-term borrowings	28,125	8,245	79,806
Repayments on long-term borrowings	(60,933)	(117,971)	(184,270)
Net decrease in advance payments by borrowers for taxes and insurance	(73)	(439)	(813)
Proceeds from sale of stock	404,753	–	–
Proceeds from exercise of stock options	940	472	–
Increase in unearned ESOP shares	–	–	(29)
Cash dividends	(5,925)	(3,390)	(2,857)
Purchase of treasury stock	(8,011)	(12,417)	(4,920)
Net cash provided (used) by financing activities	262,826	(89,395)	85,662
Increase (decrease) in cash and cash equivalents	(155,256)	(10,153)	186,190
Cash and cash equivalents at beginning of year	241,759	251,912	65,722
Cash and cash equivalents at end of year	$86,503	$ 241,759	$ 251,912
Supplemental information:			
Interest paid on deposits	$52,413	$ 65,438	$ 90,209
Income taxes paid	11,764	13,684	12,639
Loans transferred to foreclosed properties and repossessed assets	1,461	1,406	410
Issuance of management recognition plan shares	–	–	4,435

See accompanying notes to consolidated financial statements.

(Dollars in Thousands, Except Per Share Amounts)

1. Summary of Significant Accounting Policies

Organization

From November 1, 2000 until October 29, 2003, Bank Mutual Corporation was an OTS chartered United States corporation which became the mid-tier holding company in the regulatory restructuring of Mutual Savings Bank, into mutual holding company form. Until October 29, 2003, Bank Mutual Bancorp, MHC (the "MHC"), a U.S.-chartered mutual holding company of which Mutual Savings Bank's depositors held all of the voting and membership rights, owned 52.2% of Bank Mutual Corporation's outstanding common stock.

On November 1, 2000, Bank Mutual Corporation also acquired First Northern Capital Corp., the parent of First Northern Savings Bank. On March 16, 2003, Mutual Savings Bank and First Northern Savings Bank combined to form a single OTS chartered savings bank subsidiary of Bank Mutual Corporation called Bank Mutual ("Bank Mutual" or the "Bank").

On October 29, 2003, Bank Mutual Corporation completed a conversion and reorganization from a mutual holding company form, established a new Wisconsin chartered Bank Mutual Corporation and, in effect, sold the MHC's interest in Bank Mutual Corporation to the public. Existing Bank Mutual Corporation shareholders exchanged each existing share for 3.6686 shares of the new Bank Mutual Corporation. The total number of shares issued and exchanged in the offering was 78,707,669 shares.

All share and per share numbers in these financial statements have been adjusted to reflect the full conversion transaction and related share exchange.

As used herein, the "Company" refers to Bank Mutual Corporation both before and after the full conversion transaction

Business

Bank Mutual is a federal savings bank offering a full range of financial services to customers who are primarily located in the state of Wisconsin. Bank Mutual is principally engaged in the business of attracting deposits from the general public and using such deposits to originate residential and commercial real estate loans, consumer loans, and commercial and industrial loans.

Principles of Consolidation

The consolidated financial statements include the accounts and transactions of the Company and its wholly owned subsidiaries. Bank Mutual has the following wholly owned subsidiaries: Lake Financial and Insurance Services, Mutual Investment Corporation, MC Development Ltd., and First Northern Investments Inc. Significant intercompany accounts and transactions have been eliminated in consolidation. Bank Mutual also has a 50% owned subsidiary, Savings Financial Corporation, which is accounted for using the equity method.

1. Summary of Significant Accounting Policies (continued)

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers federal funds sold and interest-bearing deposits that have original maturities of three months or less to be cash equivalents.

Federal Home Loan Bank Stock

Stock of the Federal Home Loan Bank ("FHLB") is owned due to regulatory requirements and carried at cost, which is its redeemable value.

Investment and Mortgage-Related Securities Available-for-Sale

Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of equity.

The amortized cost of securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-related securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses and declines in value judged to be other-than-temporary are included in net gain or loss on sales of securities and are based on the specific identification method.

Loans Held for Sale

Loans held for sale, which generally consist of current production of certain fixed-rate mortgage loans, are recorded at the lower of cost or market value. Fees received from the borrower are deferred and recorded as an adjustment of the carrying value.

Loans Receivable and Related Interest Income

Interest on loans is accrued and credited to income as earned. Accrual of interest is generally discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by more than 90 days with respect to interest or principal. At that time, any accrued but uncollected interest is reversed and additional income is recorded only to the extent that payments are received and the collection of principal is reasonably assured. Loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is reasonably assured.

Loan Fees and Related Costs

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the related loans' yield. The Company amortizes these amounts using the level-yield method over the contractual life of the related loans.

1. Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

Mortgage Servicing Rights

Mortgage servicing rights are recorded as an asset when loans are sold with servicing rights retained. The total cost of loans sold is allocated between the loan balance and the servicing asset based on their relative fair values. The capitalized value of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue. Mortgage servicing rights are carried at the lower of the initial carrying value, adjusted for amortization, or estimated fair value. The carrying values are periodically evaluated for impairment. For purposes of measuring impairment, the servicing rights are stratified into pools based on term and interest rate. Impairment represents the excess of the remaining capitalized cost of a stratified pool over its fair value, and is recorded through a valuation allowance. The fair value of each servicing rights pool is calculated based on the present value of estimated future cash flows using a discount rate, given current market conditions. Estimates of fair value include assumptions about prepayment speeds, interest rates and other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of mortgage servicing rights, and the related valuation allowance, if any, to change significantly in the future.

Foreclosed Properties and Repossessed Assets

Foreclosed properties acquired through, or in lieu of, loan foreclosure are recorded at the lower of cost or fair value less estimated costs to sell. Costs related to the development and improvement of property are capitalized, whereas costs related to holding the property are expensed. Gains and losses on sales are recognized based on the carrying value upon closing of the sale.

Premises and Equipment

Land, buildings, leasehold improvements and equipment are carried at amortized cost. Buildings and equipment are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of their useful lives or lease terms. The Company reviews buildings, leasehold improvements and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the estimated undiscounted cash flows for the property are less than its carrying value. If identified, an impairment loss is recognized through a charge to earnings based on the fair value of the property.

1. Summary of Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill, representing the excess of purchase price over the fair value of net assets acquired, results from acquisitions made by the Company. Goodwill is reviewed at least annually for impairment based upon guidelines specified by Statement of Financial Accounting Standards ("SFAS") No. 142 - "Goodwill and Other Intangible Assets." Other intangible assets, primarily attributed to the customer relationships acquired, are amortized over their estimated useful lives, generally seven to fifteen years. Other intangible assets are reviewed if facts and circumstances indicate that they may be impaired. Prior to January 1, 2002, the Company amortized goodwill on a straight-line basis over periods of ten to twenty years and periodically assessed whether events or changes in circumstances indicated that the carrying amount of goodwill might be impaired.

Life Insurance Policies

Investments in life insurance policies owned by the Company are carried at the amount that could be realized under the insurance contract.

Income Taxes

The Company files a consolidated federal income tax return and separate, or combined, state income tax returns, depending on the state. A deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be reported in the Company's income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change. A valuation allowance is provided for any deferred tax asset for which it is more likely than not that the asset will not be realized. Changes in valuation allowances are recorded as a component of income taxes.

Earnings Per Share

Basic and diluted earnings per share ("EPS") are computed by dividing net income by the weighted-average number of common shares outstanding for the period. ESOP shares committed to be released are considered outstanding. Vested shares of restricted stock which have been awarded under the management recognition plan ("MRP") provisions of the Company's 2001 Stock Incentive Plan, are considered common stock equivalents and are included in the weighted-average number of shares outstanding for basic EPS. Nonvested MRP shares are considered common stock equivalents and are included in the weighted-average number of shares outstanding for diluted EPS.

Pension Costs

The Company has both defined benefit and defined contribution plans. The Company's net periodic pension cost of the defined benefit plan consists of the expected cost of benefits earned by employees during the current period and an interest cost on the projected benefit obligation, reduced by the expected earnings on assets held by the retirement plan, amortization of transitional assets over a period of 15 years, amortization of prior service cost and amortization of recognized actuarial gains and losses over the estimated future service period of existing plan participants. The costs associated with the defined contribution plan consist of a predetermined percentage of compensation, which is determined by Bank Mutual's Board of Directors.

(Dollars in Thousands, Except Per Share Amounts)

1. Summary of Significant Accounting Policies (continued)

Segment Information

The Company has determined that it has one reportable segment – community banking. Bank Mutual offers a range of financial products and services to external customers, including: accepting deposits from the general public; originating residential, consumer and commercial loans; and marketing annuities and other insurance products.

Stock Compensation

In May 2001, Bank Mutual shareholders approved the 2001 Stock Incentive Plan, providing for the grant of stock options up to 4,089,935 shares and restricted stock ("MRP") awards up to 1,226,977 shares. Of these, 1,210,630 MRP shares were granted during the year ended December 31, 2001 to employees in management positions and 124,737 shares were subsequently forfeited. No shares were granted during the years ended December 31, 2002 and 2003. The outstanding MRP grants had a fair value of $12,368 at December 31, 2003. The grants under the MRP are being amortized to compensation expense as the Company's employees become vested in the granted shares.

The amount amortized to expense was $669 for the year ended December 31, 2003 and $885 for the year ended December 31, 2002. The remaining unamortized cost of the MRP is reflected as a reduction of shareholders' equity as unearned deferred compensation.

Options for 4,050,122 shares were granted on May 8, 2001 at an exercise price of $3.2056 and expire on May 8, 2011. Options for 3,298,590 shares remain outstanding at December 31, 2003, of which options for 1,167,869 shares were vested. In addition, options for 368,142 shares were exercised in 2003 and options for 236,257 shares have been forfeited since the inception of the plan. No options were granted in 2002 or 2003.

The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following summarizes the weighted average assumptions used in the model:

	2003	2002	2001
Risk-free interest rate	5.30%	5.30%	5.30%
Dividend yield	2.00%	2.00%	2.00%
Expected stock volatility	26.30%	26.30%	26.30%
Expected years until exercise	6.00	7.00	8.00

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models such as the Black-Scholes require the input of highly subjective assumptions including the expected stock price volatility. Bank Mutual's stock options have characteristics significantly different from traded options and inasmuch, changes in the subjective input assumptions can materially affect the fair value estimate. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

(Dollars in Thousands, Except Per Share Amounts)

1. Summary of Significant Accounting Policies (continued)

Bank Mutual accounts for the stock options in accordance with APB Opinion 25, as allowed under SFAS No. 123, and, therefore, no compensation cost has been recognized in connection with stock options granted in any year. Pursuant to SFAS No. 123 disclosure requirements, pro forma net income and earnings per share are presented below as if compensation cost for stock options was determined under the fair value method and amortized to expense over the options' vesting periods.

	Year Ended December 31		
	2003	**2002**	**2001**
Net income:			
As reported	$22,599	$26,545	$20,283
Pro forma	$21,880	$25,826	$19,819
Basic earnings per share:			
As reported	$0.30	$0.34	$0.26
Pro forma	$0.29	$0.33	$0.25
Diluted earnings per share:			
As reported	$0.29	$0.34	$0.26
Pro forma	$0.28	$0.32	$0.25

The pro forma amounts may not be indicative of the effect on reported net income and earnings per share for future years as current options vest over five years.

Recent Accounting Changes

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation Number ("FIN 46"), which provides guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in an entity's consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur.

In December 2003, the FASB reissued FIN 46 with certain modifications and clarifications. Application of this guidance was effective for interests in certain VIEs commonly referred to as special-purpose entities ("SPEs") as of December 31, 2003. Application for all other types of entities is required for periods ending after March 15, 2004, unless previously applied.

Management has evaluated the applicability of FIN 46 on various investments and interests, including low-income housing partnership interests, small business commercial real estate partnerships and historic tax credit partnerships. The Company has determined as of December 31, 2003, that it did not have any VIEs.

(Dollars in Thousands, Except Per Share Amounts)

1. Summary of Significant Accounting Policies (continued)

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of SFAS No. 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. The adoption of this standard did not have a material impact on financial condition, the results of operations, or liquidity.

On December 11, 2003, the SEC staff announced its intention to release a Staff Accounting Bulletin that would require all registrants to account for mortgage loan interest rate lock commitments related to loans held for sale as written options, effective no later than for commitments entered into after March 31, 2004. The Bank enters into such commitments with customers in connection with residential mortgage loan applications and at December 31, 2003 had approximately $8,315 in notional amount of these commitments outstanding. This guidance, if issued, would require the Bank to recognize a liability on its balance sheet equal to the fair value of the commitment at the time the loan commitment is issued. As a result, this guidance would delay the recognition of any revenue related to these commitments until such time as the loan is sold, however, it would have no effect on the ultimate amount of revenue or cash flows recognized over time. The Bank is currently assessing the impact of this pending guidance on its results of operations and financial position. In the quarter of adoption, there would likely be a one-time negative impact to revenue yet to be determined.

In December 2003, the FASB revised SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement retains the disclosures required by the original SFAS No. 132 and requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension and postretirement plans. In addition, this Statement requires interim period disclosure of the components of net period benefit cost and contributions if significantly different from previously reported amounts. See Note 10 for the additional pension and other postretirement benefit disclosures as the Company adopted the provisions of this Statement as of December 31, 2003.

Reclassifications

Certain 2002 and 2001 amounts have been reclassified to conform to the 2003 presentation.

(Dollars in Thousands, Except Per Share Amounts)

2. Securities, Available-for-Sale

The amortized cost and fair value of investment securities available-for-sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2003:				
Investment securities:				
U.S. government and federal agency obligations	$ 21,434	$ 352	$ (50)	$ 21,736
Mutual funds	45,051	20	(374)	44,697
Federal Home Loan Mortgage Corporation stock	1,440	--	(40)	1,400
Total investment securities	67,925	372	(464)	67,833
Mortgage-related securities:				
Federal Home Loan Mortgage Corporation	518,893	3,053	(3,774)	518,172
Federal National Mortgage Association	444,167	4,700	(3,371)	445,496
Private Placement CMOs	537	6	--	543
Government National Mortgage Association	89,589	322	(773)	89,138
Total mortgage-related securities	1,053,186	8,081	(7,918)	1,053,349
Total	$1,121,111	$8,453	$(8,382)	$1,121,182

The following schedule identifies securities by time in which the securities had a gross unrealized loss.

	Less than 12 months In an unrealized loss position			Greater than 12 months In an unrealized loss position				
	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Total Unrealized Loss Amount	Total Estimated Fair Value
Investment securities:								
U.S. government and federal agency obligations	$ (50)	2	$ 6,949	$ –	–	$ –	$ (50)	$ 6,949
Corporate issue obligations	–	–	–	–	–	–	–	–
Mutual funds	–	–	–	(374)	2	44,024	(374)	44,024
Federal Home Loan Mortgage Corporation stock	–	–		(40)	1	1,400	(40)	1,400
Total investment securities	(50)	2	6,949	(414)	3	45,424	(464)	52,373
Mortgage-related securities:								
Federal Home Loan Mortgage Corporation	(3,774)	46	206,155	–	–	–	(3,774)	206,155
Federal National Mortgage Association	(3,371)	45	242,655	–	–	–	(3,371)	242,655
Government National Mortgage Association	(773)	7	64,223	–	–	–	(773)	64,223
Total mortgage-related securities	(7,918)	98	513,033	–	–	–	(7,918)	513,033
Total	$(7,968)	100	$519,982	$(414)	3	$45,424	$(8,382)	$565,406

The Company does not believe any individual unrealized loss as of December 31, 2003 represents an other-than-temporary impairment. The unrealized losses reported for mortgage-backed securities relate primarily to securities issued by FNMA, FHLMC and private institutions. These unrealized losses are primarily attributable to changes in interest rates and individually were 2% or less of their respective amortized cost basis. The Company has both the intent and ability to hold the securities contained in the previous table for a time necessary to recover the amortized cost.

(Dollars in Thousands, Except Per Share Amounts)

2. Securities, Available-for-Sale (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2002:				
Investment securities:				
U.S. government and federal agency obligations	$ 26,955	$ 1,257	$ –	$ 28,212
Corporate issue obligations	9,586	59	(82)	9,563
Mutual funds	34,148	26	(140)	34,034
Federal Home Loan Mortgage Corporation stock	1,440	–	(23)	1,417
Total investment securities	72,129	1,342	(245)	73,226
Mortgage-related securities:				
Federal Home Loan Mortgage Corporation	284,647	3,610	(144)	288,113
Federal National Mortgage Association	285,817	10,856	(69)	296,604
Private Placement CMOs	8,208	198	–	8,406
Government National Mortgage Association	24,286	714	–	25,000
Total mortgage-related securities	602,958	15,378	(213)	618,123
Total	$675,087	$16,720	$(458)	$691,349

The amortized cost and fair values of securities by contractual maturity at December 31, 2003, are shown below. Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 10,687	$ 10,800
Due after one year through five years	10,747	10,936
Due after five years through ten years	--	--
Mutual funds	45,051	44,697
Federal Home Loan Mortgage Corporation stock	1,440	1,400
Mortgage-related securities	1,053,186	1,053,349
	$1,121,111	$1,121,182

The following table summarizes the adjustment to other comprehensive income and the related tax effect for each of the three years ended December 31:

	2003	2002	2001
Change in unrealized holding gain (loss) on available-for-sale securities during the period	$(16,191)	$7,062	$8,315
Reclassification adjustment for gains included in net income, net	79	6	
Related tax benefit (expense)	5,774	(2,599)	(2,940)
Change in other comprehensive income	$(10,338)	$4,469	$5,375

Investment securities with a fair value of approximately $14,048 and $29,161 at December 31, 2003 and 2002, were pledged to secure deposits and for other purposes as permitted or required by law. See also Notes 6 and 11 for additional information regarding security pledges.

(Dollars in Thousands, Except Per Share Amounts)

3. Loans Receivable

Loans receivable consist of the following:

	December 31 2003	December 31 2002
Mortgage loans:		
One-to-four family	$ 793,247	$ 827,648
Multifamily	124,494	112,189
Commercial real estate	209,293	186,960
Construction and development	122,436	127,174
Total mortgage real estate loans	1,249,470	1,253,971
Consumer and other loans:		
Fixed equity	252,550	234,049
Home equity lines of credit	78,567	77,697
Student	20,546	22,636
Home improvement	12,605	6,993
Automobile	67,630	68,140
Other	18,623	22,434
Total consumer and other loans	450,521	431,949
Total commercial business loans	75,022	61,060
Total loans receivable	1,775,013	1,746,980
Less:		
Undisbursed loan proceeds	47,743	46,048
Allowance for loan losses	13,771	12,743
Unearned loan fees and discounts	1,221	2,527
	62,735	61,318
Total loans receivable – net	$1,712,278	$1,685,662

The Company's first mortgage loans and home equity lines of credit are primarily secured by properties housing one-to-four families which are generally located in the Company's local lending areas in Wisconsin, Michigan and Minnesota. Non-accrual loans at December 31, 2003 were $9,288 and at December 31, 2002, were $7,283.

A summary of the activity in the allowance for loan losses follows:

	Year ended December 31 2003	2002	2001
Balance at beginning of year	$12,743	$12,245	$12,238
Provisions	1,304	760	723
Charge-offs	(501)	(481)	(817)
Recoveries	225	219	101
Balance at end of year	$13,771	$12,743	$12,245

The unpaid principal balance of loans serviced for others was $649,332, $638,801, and $583,057 at December 31, 2003, 2002 and 2001, respectively. These loans are not reflected in the consolidated financial statements.

At December 31, 2003, there was $12.9 million of impaired loans and at December 31, 2002, $0 of impaired loans.

4. Goodwill, Other Intangible Assets and Mortgage Servicing Rights

The following is a reconciliation of reported net income and earnings per share to net income and earnings per share adjusted as if SFAS No. 142 had been adopted on January 1, 2001 (in thousands except per share amounts):

	Year ended December 31		
	2003	2002	2001
Net income:			
As reported	$22,599	$26,545	$20,283
Add back: Goodwill amortization	–	–	3,098
Adjusted net income	$22,599	$26,545	$23,381
Basic earnings per share:			
As reported	$0.30	$0.34	$0.26
Add back: Goodwill amortization	–	–	.04
Adjusted basic earnings per share	$0.30	$0.34	$0.30
Diluted earnings per share:			
As reported	$0.29	$0.34	$0.26
Add back: Goodwill amortization	–	–	.04
Adjusted diluted earnings per share	$0.29	$0.34	$0.30

The carrying amount of mortgage servicing rights net of accumulated amortization and the associated valuation allowance at December 31, 2003 is presented in the following table.

	2003	2002	2001
Mortgage servicing rights at beginning of year	$ 6,149	$4,738	$3,442
Additions	4,480	3,251	2,397
Amortization	(5,931)	(1,840)	(1,101)
Mortgage servicing rights at end of year	4,698	6,149	4,738
Valuation allowance	–	(3,089)	(487)
Balance	$ 4,698	$3,060	$4,251

During 2003, a charge of $1,419 was recorded for loans that had mortgage servicing rights that were permanently impaired. This amount is included with the amortization in the table above.

Deposit base intangibles had a carrying amount and a value net of accumulated amortization of $5,073 at December 31, 2003.

The projections of amortization expense shown below for mortgage servicing rights are based on existing asset balances and the existing interest rate environment as of December 31, 2003. Future amortization expense may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

(Dollars in Thousands, Except Per Share Amounts)

4. Goodwill, Other Intangible Assets and Mortgage Servicing Rights (continued)

The following table shows the current period and estimated future amortization expense for amortizable intangible assets:

	Mortgage Servicing Rights	Deposit Base Intangibles	Total
Twelve months ended December 31, 2003 (actual)	$5,931	$ 661	$6,592
Estimate for year ending December 31,			
2004	$ 884	$ 661	$1,545
2005	877	661	1,538
2006	874	661	1,535
2007	869	661	1,530
2008	832	618	1,450
Thereafter	362	1,811	2,173
	$4,698	$5,073	$9,771

5. Other Assets

Other Assets are summarized as follows:

	December 31 2003	2002
Accrued interest:		
Mortgage-related securities	$ 4,034	$ 2,481
Investment securities	200	1,516
Loans receivable	6,586	7,399
Total accrued interest	10,820	11,396
Foreclosed properties and repossessed assets	630	750
Premises and equipment	45,196	44,441
Federal Home Loan Bank stock, at cost	35,498	32,885
Bank owned life insurance	18,268	17,141
Other	11,755	9,610
	$122,167	$116,223

Foreclosed properties and repossessed assets are summarized as follows:

	December 31 2003	2002
Acquired by foreclosure or in lieu of foreclosure	$529	$733
Repossessed collateral	101	17
	$630	$750

(Dollars in Thousands, Except Per Share Amounts)

5. Other Assets (continued)

Premises and equipment are summarized as follows:

	December 31	
	2003	**2002**
Land and land improvements	$12,748	$11,658
Office buildings	40,139	39,443
Furniture and equipment	15,547	15,633
Leasehold improvements	1,093	1,092
	69,527	67,826
Less allowances for depreciation and amortization	24,331	23,385
	$45,196	$44,441

Depreciation expense for 2003, 2002 and 2001 was $3,021, $2,811 and $2,621, respectively.

Bank Mutual leases various branch offices, office facilities and equipment under noncancelable operating leases which expire on various dates through 2012. Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more for the years indicated are as follows at December 31, 2003:

2004	$ 862
2005	658
2006	594
2007	474
2008	459
Thereafter	757
Total	$3,804

Rental expenses totaled $974, $1,022, and $923 for 2003, 2002 and 2001, respectively.

(Dollars in Thousands, Except Per Share Amounts)

6. Deposits

Deposits are summarized as follows:

	December 31	
	2003	2002
Checking accounts:		
Noninterest-bearing	$ 110,099	$ 98,941
Interest-bearing	157,231	149,008
	267,330	247,949
Money market accounts	358,003	351,433
Savings accounts	240,543	230,170
Certificate accounts:		
Due within one year	510,195	681,339
After one but within two years	318,652	185,125
After two but within three years	140,604	216,002
After three but within four years	192,203	58,768
After four but within five years	24,760	155,869
After five years	–	–
	1,186,414	1,297,103
	$2,052,290	$2,126,655

The aggregate amount of certificate accounts with balances of one hundred thousand dollars or more is approximately $149,690, and $166,864 at December 31, 2003 and 2002, respectively.

Interest expense on deposits was as follows:

	Year ended December 31		
	2003	2002	2001
Interest-bearing checking accounts	$ 416	$ 833	$ 1,208
Money market accounts	4,353	6,673	12,200
Savings accounts	1,490	2,402	3,902
Certificate accounts	45,160	54,983	71,974
	$51,419	$64,891	$89,284

(Dollars in Thousands, Except Per Share Amounts)

7. Borrowings

Borrowings consist of the following:

	December 31			
	2003		2002	
	Balance	Weighted-Average Rate	Balance	Weighted-Average Rate
Federal Home Loan Bank advances maturing:				
2003	$ –	–%	$ 60,888	5.50%
2004	231,775	5.61	231,765	5.61
2005	17,996	5.20	17,990	5.21
2006	7,948	4.85	7,946	4.86
2007	–	–	–	–
2008	1,024	5.90	–	–
Thereafter	40,748	5.23	13,710	5.65
Other borrowings	–	–	22,679	0.99
	$299,491		$354,978	

Advances that mature in the year 2004 consist of borrowings that are redeemable at the option of the FHLB.

Bank Mutual is required to maintain unencumbered mortgage loans in its portfolios aggregating at least 167% of the amount of outstanding advances from the FHLB as collateral. Bank Mutual's borrowings at the FHLB are limited to the lesser of 35% of total assets or 60% of the book value of certain mortgage loans. In addition, these notes are collateralized by FHLB stock of $35,498 and $32,885 at December 31, 2003 and 2002, respectively.

Prior to the March 2003 merger of the two banking subsidiaries, one of the subsidiaries was designated as a Treasury Tax & Loan ("TT&L") depository for the Federal Reserve Bank ("FRB") and as such, had TT&L deposits at December 31, 2002 of $22,679. Bank Mutual was allowed to hold these deposits until they were called. These deposits bear an interest rate of federal funds rate less 25 basis points. U.S. Treasury securities with a face value greater than or equal to the amount borrowed were pledged as a condition of holding TT&L deposits. At December 31, 2003, Bank Mutual anticipates it will apply to the FRB to be designated as a depository.

Bank Mutual has a line of credit with two financial institutions which totals $10.0 million. At December 31, 2003 and 2002, no draws were outstanding.

8. Shareholders' Equity

Bank Mutual is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators, that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bank Mutual must meet specific capital guidelines that involve quantitative measures of Bank Mutual's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Bank Mutual's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

(Dollars in Thousands, Except Per Share Amounts)

8. Shareholders' Equity (continued)

Quantitative measures established by federal regulation to ensure adequacy require Bank Mutual to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as these terms are defined in regulations) to risk-weighted assets (as these terms are defined in regulations), and of Tier I capital (as these terms are defined in regulations) to average assets (as these terms are defined in regulations). Management believes, as of December 31, 2003, that Bank Mutual met all capital adequacy requirements.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Bank Mutual						
As of December 31, 2003:						
Total capital (to risk-weighted assets)	$463,569	30.08%	$123,285	8.00%	$154,107	10.00%
Tier 1 capital (to risk-weighted assets)	451,660	29.31	61,643	4.00%	92,464	6.00%
Tier 1 capital (to average assets)	451,660	14.82	121,900	4.00%	152,375	5.00%
Bank Mutual						
As of December 31, 2002:						
Total capital (to risk-weighted assets)	$247,039	16.32%	$121,124	8.00%	$151,404	10.00%
Tier 1 capital (to risk-weighted assets)	235,962	15.58%	60,561	4.00%	90,842	6.00%
Tier 1 capital (to average assets)	235,962	8.38%	112,574	4.00%	140,717	5.00%

The December 31, 2002 amounts and ratios were restated to reflect the consolidation of the two banking subsidiaries, First Northern Savings Bank and Mutual Savings Bank, which occurred on March 16, 2003.

The Company is not aware of any conditions or events, which would change Bank Mutual's status as well capitalized. There are no conditions or events since that notification that management believes have changed Bank Mutual's category.

(Dollars in Thousands, Except Per Share Amounts)

8. Shareholders' Equity (continued)

Following are reconciliations of Bank Mutual's (subsidiary bank) equity under generally accepted accounting principles to capital as determined by regulators:

	Bank Mutual	
	Risk-Based Capital	Tier I (Core) Capital
As of December 31, 2003:		
Equity per bank records	$509,747	$509,747
Unrealized gains on investments	(149)	(149)
Goodwill and intangibles	(55,613)	(55,613)
Investment in "nonincludable" subsidiaries	(2,043)	(2,043)
Disallowed servicing assets	(282)	(282)
Equity investments required to be deducted	(1,862)	-
Allowance for loan losses	13,771	-
Regulatory capital	$463,569	$451,660

9. Earnings Per Share

The computation of the Company's basic and diluted earnings per share is presented in the following table.

	Year ended December 31		
	2003	2002	2001
Basic earnings per share			
Net income	$22,599	$26,545	$20,283
Weighted average shares outstanding	75,779,184	77,024,851	78,214,845
Allocated ESOP shares for the period	327,196	327,195	327,195
Vested MRP shares for the period	223,141	240,587	115,069
	76,329,521	77,592,633	78,657,109
Basic earnings per share	$0.30	$0.34	$0.26
Diluted earnings per share			
Net income	$22,599	$26,545	$20,283
Weighted average shares outstanding used in basic earnings per share	76,329,521	77,592,633	78,657,109
Net dilutive effect of:			
Stock option shares	1,884,239	1,294,961	474,977
Unvested MRP shares	353,992	278,571	93,127
	78,567,752	79,166,165	79,225,213
Diluted earnings per share	$0.29	$0.34	$0.26

(Dollars in Thousands, Except Per Share Amounts)

10. Employee Benefit Plans

Bank Mutual Corporation

Bank Mutual Corporation has a discretionary, defined contribution savings plan (the Savings Plan). The Savings Plan is qualified under Sections 401 and 401(k) of the Internal Revenue Code and provides employees meeting certain minimum age and service requirements the ability to make contributions to the Savings Plan on a pretax basis. The Company then matches a percentage of the employee's contributions. Matching contributions made by the Company were $146 in 2003, $103 in 2002 and $89 in 2001. Effective December 31, 2001, First Northern Savings Bank's 401(k) Plan, described below, was combined with the Savings Plan which was formerly maintained by Mutual Savings Bank. Effective January 1, 2002, the Savings Plan became a defined contribution 401(k) plan for employees of Bank Mutual and its subsidiaries.

Bank Mutual Corporation also has a defined benefit pension plan covering employees meeting certain minimum age and service requirements and a supplemental pension plan for certain qualifying employees. The supplemental pension plan is funded through a "rabbi trust" arrangement. The benefits are generally based on years of service and the employee's average annual compensation for five consecutive calendar years in the last ten calendar years which produces the highest average. The Company's funding policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974. Prior to January 1, 2002, this plan was maintained by Mutual Savings Bank. As of January 1, 2002, First Northern Savings Bank employees meeting certain minimum age and service requirements entered the defined benefit plan; for those First Northern Savings Bank employees, only years of service after that date are counted for funding. However, for vesting purposes, First Northern Savings Bank employees received credit under the defined benefit plan for their years of service since joining First Northern Savings Bank.

The following tables set forth the defined benefit pension plan's funded status and net periodic benefit cost:

	2003	2002
Change in Benefit Obligation		
Benefit obligation at beginning of year	$18,982	$16,435
Service cost	1,419	1,251
Interest cost	1,260	1,163
Actuarial loss	1,334	497
Benefits paid	(399)	(364)
Benefit obligation at end of year	$22,596	$18,982
Change in Plan Assets		
Fair value of plan assets at beginning of year	$21,070	$18,435
Actual return on plan assets	1,567	1,266
Employer contributions	1,950	1,733
Benefits paid	(399)	(364)
Fair value of plan assets at end of year	$24,188	$21,070
Funded Status		
Funded status at end of year	$1,592	$2,088
Unrecognized net actuarial loss	(248)	(1,511)
Unrecognized prior service cost	462	591
Prepaid benefit cost	$1,806	$1,168

(Dollars in Thousands, Except Per Share Amounts)

10. Employee Benefit Plans (continued)

Accumulated Benefit Obligations

The accumulated benefit obligations for the defined benefit pension plan was $19,300 and $16,400 at October 31, 2003 and 2002, respectively.

Weighted-average assumptions used in cost calculations:		
Discount rate	6.75%	7.00%
Rate of increase in compensation levels	4.00%	5.00%
Expected long-term rate of return on plan assets	7.00%	7.00%

The expected long-term rate of return was estimated using a combination of the expected rate of return for immediate participation contracts and the historical rate of return for immediate participation contracts.

	2003	2002	2001
Components of Net Periodic Benefit Cost			
Service cost	$1,419	$1,251	$ 803
Interest cost	1,260	1,163	1,096
Expected return on plan assets	(1,567)	(1,266)	(1,196)
Amortization of transition asset	–	–	(50)
Amortization of prior service cost	129	129	146
Recognized actuarial loss (gain)	–	(4)	16
Amortization of gain from prior periods	(42)	(68)	–
Asset gain	114	–	–
Total net periodic benefit cost	$1,313	$1,205	$ 815

Pension plan assets which consist primarily of immediate participation guarantee contracts with an insurance company are actively managed by investment professionals.

The Company values its pension plan annually at October 31. The pension plan weighted-average asset allocations at October 31, 2003 and 2002, by asset category are as follows:

	At October 31	
	2003	2002
Asset Category		
Equity Securities	3.7%	3.5%
Debt securities	16.8	17.6
Immediate participation guarantee contracts	79.5	78.9
Total	100.0%	100.0%

(Dollars in Thousands, Except Per Share Amounts)

10. Employee Benefit Plans (continued)

Investment Policy

The investment objective is to minimize risk. Asset allocation strongly favors immediate participation contracts with an Insurance Company. The equity securities are shares of stock issued by the insurance company when it demutualized.

Contributions

The amount of the 2004 contribution will be determined based on a number of factors, including the results of the Actuarial Valuation Report as of January 1, 2004. At this time, the amount of the 2004 contribution is not known.

Bank Mutual

Bank Mutual has a deferred retirement plan, which was formerly a Mutual Savings Bank Plan, for non-officer directors who have provided at least five years of service. Four of the five existing eligible directors' benefits have vested. In the event a director dies prior to completion of these payments, payments will go to the director's heirs. Bank Mutual has funded these arrangements through "rabbi trust" arrangements, and based on actuarial analyses believes these obligations are adequately funded.

First Northern Savings Bank

Prior to January 1, 2002, First Northern Savings Bank had a participatory defined contribution 401(k) plan. The plan covered all employees with at least one year of service and who attained age 21. First Northern Savings Bank annually contributed 3% of an employee's gross earnings and had funded an additional discretionary dollar amount to the plan. First Northern Savings Bank also matched 50% of the first 4% of the amount of each employee's contribution. In addition, each employee could contribute amounts in excess of 4%, up to the lesser of 15% of compensation or federal tax limits, with no First Northern Savings Bank participation. Total expense relating to this plan for the year ended December 31, 2001 was $498. Effective December 31, 2001, the First Northern Savings Bank's participatory defined contribution 401(k) plan was combined with Mutual Savings Bank's defined contribution 401(k) plan and as of January 1, 2002, a new combined Bank Mutual defined contribution 401(k) plan was established, as discussed above.

First Northern Savings Bank also had an unfunded deferred retirement plan for their non-employee directors. All members of First Northern Savings Bank's Board of Directors were eligible under the plan. Directors of predecessor institutions who were members of an advisory board were eligible at the discretion of First Northern Savings Bank. Currently there are four retired advisory board members in the plan. This plan was terminated as a consequence of the merger of First Northern Savings Bank into Bank Mutual and former First Northern Savings Bank directors began to receive payments.

First Northern Savings Bank also had supplemental retirement plans for several executives. Total expense relating to these plans for the year ended December 31, 2003 and 2002 was $153 and $191, respectively.

(Dollars in Thousands, Except Per Share Amounts)

11. Stock-Based Benefit Plans

The Company established an ESOP for the employees of the Company and Bank Mutual. The ESOP is a qualifying plan under Internal Revenue Service guidelines. It covers all full-time employees who have attained at least 21 years of age and completed one year of service. At November 1, 2000, the ESOP borrowed $609 from the Company and purchased 223,454 shares of common stock issued in the public offering. Subsequent to this initial purchase, through December 31, 2000, the ESOP borrowed an additional $8,362 and purchased an additional 3,037,600 shares. In January 2001, the ESOP bought an additional 10,892 shares. Expense is recognized based on the fair value (average stock price) of shares scheduled to be released from the ESOP trust. One-tenth of the shares are scheduled to be released each year, which started in 2001. Also, additional shares may be released as the ESOP Trust receives cash dividends from the unallocated shares held in the Trust. In 2002 and 2001, such additional shares were released. ESOP expense for the year ended December 31, 2003 was $2,950; for the year ended December 31, 2002 was $2,414; and for the year ended December 31, 2001 was $1,461.

The following table summarizes shares of Company common stock held by the ESOP at December 31.

	2003	2002	2001
Shares allocated to participants	327,194	436,960	417,986
Unallocated and unearned shares	2,089,808	2,417,002	2,853,962
Fair value of unearned ESOP shares	$ 23,803	$ 15,236	$ 11,887

12. Income Taxes

The provision for income taxes consists of the following:

	Year ended December 31		
	2003	2002	2001
Current:			
Federal	$10,030	$13,703	$10,768
State	415	(43)	(113)
	10,445	13,660	10,655
Deferred expense (benefit):			
Federal	1,520	(895)	1,125
State	(270)	191	304
	1,250	(704)	1,429
	$11,695	$12,956	$12,084

For state income tax purposes, certain subsidiaries have net operating loss carryovers of $12,905 available to offset against future income. The carryovers expire in the years 2004 through 2018 if unused.

(Dollars in Thousands, Except Per Share Amounts)

12. Income Taxes (continued)

The income tax provision differs from the provision computed at the federal statutory corporate rate as follows:

	Year ended December 31		
	2003	**2002**	**2001**
Income before provision for income taxes	$34,294	$39,501	$32,367
Tax expense at federal statutory rate	$12,003	$13,825	$11,328
Increase (decrease) in taxes resulting from:			
State income taxes – net of federal tax benefit	117	(521)	124
Nondeductible intangible amortization	–	–	1,177
Bank Owned Life insurance	(432)	(317)	(381)
Other	7	(31)	(164)
Provision for income taxes	$11,695	$12,956	$12,084

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The significant components of the Company's deferred tax assets and liabilities are summarized as follows:

	December 31	
	2003	**2002**
Deferred tax assets:		
State net operating losses	$ 763	$ 693
Loan loss reserves	5,612	4,938
Pension	2,289	2,336
Deferred compensation	936	1,283
Unrealized gain on investment securities	79	322
Total deferred tax assets	9,679	9,572
Valuation allowance	(409)	(784)
Net Deferred tax assets	9,270	8,788
Deferred tax liabilities:		
Property and equipment depreciation	2,235	1,204
FHLB stock dividends	3,174	2,884
Deferred loan fees	633	172
Purchase accounting adjustments	5,615	5,866
Other	871	5,859
Total deferred tax liabilities	12,528	15,985
Net deferred tax asset (liability)	$(3,258)	$(7,197)

Bank Mutual and certain predecessor banks qualified under provisions of the Internal Revenue Code that permitted it to deduct from taxable income an allowance for bad debts that differed from the provision for such losses charged to income for financial reporting purposes. Accordingly, no provision for federal income taxes has been made for approximately $64,475 of retained income as of December 31, 2003. If, in the future, Bank Mutual no longer qualifies as a bank for tax purposes, income taxes of approximately $25,874 would be imposed.

(Dollars in Thousands, Except Per Share Amounts)

13. Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of financial condition. The contract amounts reflect the extent of involvement the Company has in particular classes of financial instruments and also represents the Company's maximum exposure to credit loss.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. As some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates the collateral needed and creditworthiness of each customer on a case by case basis. The Company generally extends credit only on a secured basis. Collateral obtained varies, but consists principally of one-to-four family residences.

Financial instruments whose contract amounts represent credit risk are as follows:

	December 31	
	2003	2002
Unused consumer lines of credit	$153,068	$145,306
Unused commercial lines of credit	12,919	29,106
Commitments to extend credit:		
Fixed rate	17,115	40,920
Adjustable rate	35,838	8,055
Credit enhancement under the Federal Home Loan Bank of Chicago Mortgage Partnership Finance program	3	16

Forward commitments to sell mortgage loans of $8,315 at December 31, 2003, represent commitments obtained by the Company from a secondary market agency to purchase mortgages from the Company. Commitments to sell loans expose Bank Mutual to interest rate risk if market rates of interest decrease during the commitment period. Commitments to sell loans are made to mitigate interest rate risk on commitments to originate loans and loans held for sale. Forward commitments at December 31, 2002 were $73,792.

The Company participates in the FHLB Mortgage Partnership Finance Program (the "Program"). In addition to entering into forward commitments to sell mortgage loans to a secondary market agency, the Company enters into firm commitments to deliver loans to the FHLB through the Program. Under the Program, loans are funded by the FHLB and the Company receives an agency fee reported as a component of gain on sale of loans. The Company had no firm commitments outstanding to deliver loans through the Program at December 31, 2003. Once delivered to the Program, the Company provides a contractually agreed-upon credit enhancement and performs servicing of the loans. Under the credit enhancement, the Company is liable for losses on loans delivered to the Program after application of any mortgage insurance and a contractually agreed-upon credit enhancement provided by the Program subject to an agreed-upon maximum. The Company received a fee for this credit enhancement. The Company does not anticipate that any credit losses will be incurred in excess of anticipated credit enhancement fees.

14. Fair Value of Financial Instruments

Disclosure of fair value information about certain financial instruments, whether or not recognized in the consolidated financial statements, for which it is practicable to estimate the value, is summarized below. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

Certain financial instruments and all nonfinancial instruments are excluded from this disclosure. Accordingly, the aggregate fair value of amounts presented does not represent the underlying value of the Company and is not particularly relevant to predicting the Company's future earnings or cash flows.

The following methods and assumptions are used by the Company in estimating its fair value disclosures of financial instruments:

Cash and Cash Equivalents: The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets' fair values.

Investment and Mortgage-Related Securities: Fair values for these securities are based on quoted market prices or such prices of comparable instruments.

Loans Receivable and Loans Held-for-Sale: The fair value of one-to-four family fixed-rate mortgage loans was determined based on the current market price for securities collateralized by similar loans. For variable rate one-to-four family mortgage, consumer and other loans that reprice frequently and with no significant change in credit risk, carrying values approximate fair values. The fair value for fixed-rate commercial real estate, rental property mortgage, consumer and other loans was estimated by projecting cash flows at market interest rates.

Mortgage Servicing Rights: The Company has calculated the fair market value of mortgage servicing rights for those loans that are sold with servicing rights retained. For valuation purposes, loans are stratified by product type and, within product type, by interest rates. The fair value of mortgage servicing rights is based upon the present value of estimated future cash flows using current market assumptions for prepayments, servicing cost and other factors.

Federal Home Loan Bank Stock: Federal Home Loan Bank stock is carried at cost, which is its redeemable (fair) value, since the market for this stock is restricted.

Accrued Interest Receivable: The carrying value of accrued interest receivable approximates fair value.

Deposits and Advance Payments by Borrowers for Taxes and Insurance: Fair values for deposits are estimated using a discounted cash flow calculation that applies current market borrowing interest rates to a schedule of aggregated expected monthly maturities on deposits. The advance payments by borrowers for taxes and insurance are equal to their carrying amounts at the reporting date.

(Dollars in Thousands, Except Per Share Amounts)

14. Fair Value of Financial Instruments (continued)

Borrowings: The fair value of long-term borrowings is estimated using discounted cash flow calculations with the discount rates equal to interest rates currently being offered for borrowings with similar terms and maturities. The carrying value on short-term borrowings approximates fair value.

	December 31 2003		December 31 2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$ 86,503	$ 86,503	$ 241,759	$ 241,759
Investment and mortgage-related securities	1,121,182	1,121,182	691,349	691,349
Loans receivable, net	1,712,278	1,762,231	1,685,662	1,743,105
Loans held for sale	4,056	4,056	46,971	46,971
Mortgage servicing rights	4,698	4,698	3,060	3,060
Federal Home Loan Bank stock	35,498	35,498	32,885	32,885
Accrued interest receivable	10,820	10,820	11,396	11,396
Deposits and accrued interest	2,052,290	2,230,147	2,126,655	2,168,534
Advance payments by borrowers	2,987	2,987	3,060	3,060
Borrowings	299,491	338,122	354,978	374,533

The above table does not include any amount for the value of any off-balance-sheet items (see Note 12) since the fair value of these items is not significant.

(Dollars in Thousands, Except Per Share Amounts)

15. Condensed Parent Company Only Financial Statements

STATEMENT OF FINANCIAL CONDITION

	December 31	
	2003	**2002**
Assets:		
Cash and cash equivalents	$213,226	$ 15,576
Investment in subsidiaries	509,747	305,157
Due from subsidiaries	1,995	–
Receivable from ESOP	5,747	6,647
Other assets	661	17
	$731,376	$327,397
Liabilities and shareholders' equity:		
Liabilities:		
Due to subsidiaries	$ –	$ 3,455
Other liabilities	296	867
	296	4,322
Shareholders' equity:		
Preferred stock - $.01 par value		
Authorized– 20,000,000 shares in 2003 and 10,000,000 shares in 2002	–	–
Issued and outstanding – none in 2003 and 2002	–	–
Common stock – $.01 par value:		
Authorized – 200,000,000 shares in 2003 and 100,000,000 shares in 2002		
Issued – 78,775,779 shares in 2003 and 81,962,632 shares in 2002		
Outstanding – 78,775,779 shares in 2003 and 79,802,949 shares in 2002	788	820
Additional paid-in capital	495,990	108,477
Retained earnings	241,958	224,932
Unearned ESOP shares	(5,766)	(6,647)
Accumulated other comprehensive income	149	10,487
Unearned deferred compensation	(2,039)	(3,133)
Treasury stock –2,159,682 shares in 2002	–	(11,861)
Total shareholders' equity	731,080	323,075
	$731,376	$327,397

(Dollars in Thousands, Except Per Share Amounts)

15. Condensed Parent Company Only Financial Statements (continued)

STATEMENT OF INCOME

	Year ended December 31	
	2003	2002
Interest income	$ 1,723	$ 989
Equity in earnings of subsidiaries	22,129	26,330
Other	7	3
Total income	23,859	27,322
Total expenses	944	634
Income before provision for income taxes	22,915	26,688
Provision for income taxes	316	143
Net income	$ 22,599	$ 26,545

STATEMENT OF CASH FLOWS

	Year ended December 31	
	2003	2002
Operating activities:		
Net income	$ 22,599	$ 26,545
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
Equity in earnings of subsidiaries	(22,129)	(26,330)
Amortization of cost of stock benefit plans	3,987	3,298
Decrease in due to subsidiaries	(5,450)	(3,493)
Change in other operating activities and liabilities	(1,215)	(553)
Net cash used in operating activities	(2,208)	(533)
Investing activities:		
Stock proceeds invested in subsidiary	(202,399)	–
Dividends from Company subsidiaries	9,600	10,000
Net cash provided (used) by investing activities	(192,799)	10,000
Financing activities:		
Sale of stock	404,753	–
Cash dividends	(5,925)	(3,390)
Purchase of treasury stock	(8,011)	(12,417)
Proceeds from exercise of stock options	940	472
Payments received on ESOP	900	1,203
Net cash provided (used) by financing activities	392,657	(14,132)
Increase (decrease) in cash and cash equivalents	197,650	(4,665)
Cash and cash equivalents at beginning of year	15,576	20,241
Cash and cash equivalents at end of year	$213,226	$ 15,576

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures: Bank Mutual Corporation's management, with the participation of Bank Mutual Corporation's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Bank Mutual Corporation's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, Bank Mutual Corporation's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, Bank Mutual Corporation's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by Bank Mutual Corporation in the reports that it files or submits under the Exchange Act.

Internal Control Over Financial Reporting: There have not been any changes in the Bank Mutual Corporation's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the final fiscal quarter of the year to which this report relates that have materially affected, or are reasonably likely to materially affect, Bank Mutual Corporation's internal control over financial reporting.

Part III

Item 10. Directors and Executive Officers of the Registrant

Information in response to this item is incorporated herein by reference to "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in Bank Mutual Corporation's definitive Proxy Statement for its Annual Meeting of Shareholders on May 3, 2004 (the "2004 Annual Meeting Proxy Statement"). See also "Executive Officers of the Registrant" in Part I hereof, which is incorporated herein by reference.

Item 11. Executive Compensation

Information in response to this item is incorporated by reference to "Directors' Compensation", "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Proposed 2004 Stock Incentive Plan" in the 2004 Annual Meeting Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information in response to this item is incorporated by reference to "Security Ownership of Certain Beneficial Owners" and "Executive Compensation – Stock Options and Equity Compensation Plans – Equity Compensation Plan Information" in the 2004 Annual Meeting Proxy Statement.

Item 13. Certain Relationships and Related Transactions

Information in response to this item is incorporated by reference to "Election of Directors," Compensation Committee Interlocks and Insider Participation" and "Certain Transactions with the Company" in the 2004 Annual Meeting Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information in response to this item is incorporated by reference to "Independent Auditors" in the 2004 Annual Meeting Proxy Statement.

Part IV

Item 15. **Exhibits, Financial Statement Schedules, and Reports on Form 8-K**

(a) Documents filed as part of the Report:
1. and 2. Financial Statements and Financial Statement Schedules.

The following consolidated financial statements of Bank Mutual Corporation and subsidiaries are filed as part of this report under Item 8, "Financial Statements and Supplementary Data":

Consolidated Statements of Financial Condition - December 31, 2003 and 2002.

Consolidated Statements of Income - Years Ended December 31, 2003, 2002 and 2001.

Consolidated Statements of Changes In Shareholders' Equity - Years Ended December 31, 2003, 2002 and 2001.

Consolidated Statements of Cash Flows - Years Ended December 31, 2003, 2002 and 2001.

Notes to Consolidated Financial Statements.

Report of Ernst & Young LLP, Independent Auditors.

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

3. Exhibits. See Exhibit Index following the signature page of this report, which is incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following its exhibit number.

(b) Reports on Form 8-K:

In the quarter ended December 31, 2003, Bank Mutual Corporation filed a Form 8-K dated October 29, 2003 disclosing the completion of its conversion to a fully shareholder owned corporation, including the related stock offering and exchanges of shares. In addition, it also submitted a Form 8-K dated October 24, 2003, which is not to be deemed incorporated by reference into other filings, which disclosed Bank Mutual Corporation's earnings release for the quarter and nine months ended September 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK MUTUAL CORPORATION

March 11, 2004

By: /s/Michael T. Crowley, Jr.
Michael T. Crowley, Jr.
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes Michael T. Crowley, Jr., Rick B. Colberg, and Marlene M. Scholz, or any of them, as attorneys-in-fact with full power of substitution, to execute in the name and on behalf of such person, individually, and in each capacity stated below or otherwise, and to file, any and all amendments to this report.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.*

Signature and Title

/s/Michael T. Crowley, Jr.
Michael T. Crowley, Jr., *Chairman, President Chief Executive Officer and Director (Principal Executive Officer)*

/s/Rick B. Colberg
Rick B. Colberg, *Chief Financial Officer (Principal Financial Officer)*

/s/Marlene M. Scholz
Marlene M. Scholz, *Senior Vice President (Principal Accounting Officer)*

/s/Michael T. Crowley, Sr.
Michael T. Crowley, Sr., *Director*

/s/Thomas H. Buestrin
Thomas H. Buestrin, *Director*

/s/Mark C. Herr
Mark C. Herr, *Director*

/s/Raymond W. Dwyer, Jr.
Raymond W. Dwyer, Jr., *Director*

/s/Thomas J. Lopina, Sr.
Thomas J. Lopina, Sr., *Director*

/s/William J. Mielke
William J. Mielke, *Director*

/s/Robert B. Olson
Robert B. Olson, *Director*

/s/David J. Rolfs
David J. Rolfs, *Director*

/s/Jelmer G. Swoboda
Jelmer G. Swoboda, *Director*

---

* Each of the above signatures is affixed as of March 11, 2004.

BANK MUTUAL CORPORATION
("Bank Mutual Corporation" or the "Company")**
Commission File No. 000-32107

EXHIBIT INDEX
TO
2003 REPORT ON FORM 10-K

The following exhibits are filed with, or incorporated by reference in, this Report on Form 10-K for the year ended December 31, 2003:

Exhibit	**Description**	**Incorporated Herein By Reference To**	**Filed Herewith**
2.1	Plan of Restructuring of Bank Mutual Corporation and Bank Mutual Bancorp, MHC dated April 21, 2003, as amended and restated on July 7, 2003 (the "Plan")	Exhibit 2.1 to the Company's Registration Statement on Form S-1, Registration No. 333-105685 (the "2003 S-1")	
3(i)	Restated Articles of Incorporation, as last amended May 29, 2003, of Bank Mutual Corporation (the "Articles")	Exhibit 3(i) to 2003 S-1	
3(ii)	Bylaws, as last amended May 29, 2003, of Bank Mutual Corporation	Exhibit 3(ii) to 2003 S-1	
4.1	The Articles	Exhibit 3(i) above	
4.2	The Plan	Exhibit 2.1 above	
10.1(a)*	Mutual Savings Bank*** Benefit Restoration Plan (superseded)	Exhibit 10.1 to Bank Mutual Corporation's Registration Statement on Form S-1, Registration No. 333-39362 (the "2000 S-1")	
10.1(b)	Bank Mutual Corporation Savings Restoration Plan and Bank Mutual Corporation ESOP Restoration Plan		X
10.2*	Mutual Savings Bank Outside Directors' Retirement Plan	Exhibit 10.2 to 2000 S-1	
10.3*	Mutual Savings Bank Executive Excess Benefit Plan	Exhibit 10.3 to 2000 S-1	
10.4*	Agreement regarding deferred compensation Agreement dated May 16, 1988 between Mutual Savings Bank and Michael T. Crowley, Jr.	Exhibit 10.4 to 2000 S-1	
10.5(a)*	Employment Agreement between Mutual Savings Bank and Michael T. Crowley Jr.	Exhibit 10.5(a) to 2000 S-1	

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith
10.5(b)*	Amendment thereto dated February 17, 1998	Exhibit 10.5(b) to 2000 S-1	
10.6(a)*	Employment Agreement between Mutual Savings Bank and Michael T. Crowley, Sr. dated December 31, 1993	Exhibit 10.6(a) to 2000 S-1	
10.6(b)*	Amendment thereto dated February 17, 1998	Exhibit 10.6(b) to 2000 S-1	
10.7*	Form of Employment Agreements of Mr. Maurer, Ms. Scholz, Mr. Anderegg and Mr. Callen with Mutual Savings Bank, each dated as of January 1, 2001	Exhibit 10.7 to 2000 S-1	
10.8(a)*	Employment Agreement between First Northern Savings Bank and Michael D. Meeuwsen dated as of January 2, 1990	Exhibit 10.8(a) to Bank Mutual's Annual Report on Form 10-K for the year ended December 31, 2000 ("2000 10-K")	
10.8(b)*	Amendments No. 1 thereto, dated as of September 20, 1995	Exhibit 10.8(b) to 2000 10-K	
10.8(c)*	Resignation and Separation Agreement dated as of June 6, 2003 between Bank Mutual Corporation and Michael D. Meeuwsen	Exhibit 10.1 to Bank Mutual Corporation's Report on Form 8-K dated June 6, 2003	
10.9(a)*	Employment Agreement between First Northern Savings Bank and Rick B. Colberg dated as of November 1, 2000	Exhibit 10.9 to 2000 10-K	
10.9(b)*	Amendment thereto, dated as of August 2, 2002		X
10.9(c)*	Second Amendment thereto, dated as of August 19, 2003		X
10.10(a)*	Non-Qualified Deferred Retirement Plan for Directors of First Northern Savings Bank	Exhibit 10.10(a) to 2000 10-K	
10.10(b)*	Amendment No. 1 thereto	Exhibit 10.3.2 to First Northern Capital Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 ("FNCC 1998 10-K")	
10.11(a)*	Form of Supplemental Retirement Agreements dated as of January 1, 1994 between First Northern Savings Bank and each of Michael D. Meeuwsen and Rick B. Colberg	Exhibit 10.11(a) to 2000 10-K	

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith
10.11(b)*	Form of Amendment No. 1 thereto dated as of September 20, 1995	Exhibit 10.11(b) to 2000 10-K	
10.11(c)*	Form of Amendment No. 2 thereto, dated as of October 15, 1998	Exhibit 10.6.4 to FNCC 1998 10-K	
10.12*	Bank Mutual Corporation 2001 Stock Incentive Plan, as amended May 7, 2002	Exhibit 10.1 to Bank Mutual Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002	
10.13*	Bank Mutual Corporation 2004 Stock Incentive Plan (Proposed February 2, 2004)	Exhibit A to Proxy Statement for 2004 Annual Meeting of Shareholders	
10.14*	Mutual Savings Bank/First Northern Savings Bank Management Incentive Compensation Plan	Exhibit 10.12(b) to Post-Effective Amendment No. 1 to 2003 S-1	
10.15(a)	Agency Agreement dated August 1, 2003 among Bank Mutual Corporation, Bank Mutual Bancorp, MHC and Ryan Beck	Exhibit 10.1 to Bank Mutual Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003	
10.15(b)	Supplemental letter agreement with Ryan Beck relating to resolicitation	Exhibit 1.1(b) to Post-Effective Amendment No. 1 to 2003 S-1	
21.1	List of Subsidiaries		X
23.1	Consent of Ernst & Young LLP		X
24.1	Powers of Attorney	Signature Page	
31.1	Sarbanes-Oxley Act Section 302 Certification signed by the Chairman, President and Chief Executive Officer of Bank Mutual Corporation		X
31.2	Sarbanes-Oxley Act Section 302 Certification signed by the Chief Financial Officer of Bank Mutual Corporation		X
32.1	Certification pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Chairman, President and Chief Executive Officer of Bank Mutual Corporation		X

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith
32.2	Certification pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Chief Financial Officer of Bank Mutual Corporation		X

* Designates management or compensatory agreements, plans or arrangements required to be filed as exhibits pursuant to Item 14(c) of Form 10-K

** As used in this Exhibit Index, references to Bank Mutual Corporation and the Company also include, where appropriate, Bank Mutual Corporation, a federally-chartered corporation and the predecessor of the current registrant.

*** Mutual Savings Bank is now known as "Bank Mutual."